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04024113

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypo Real Estate

*CURRENT ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34748 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/6/04

Hypo Real Estate GROUP

March 29, 2004 III

Rule 12g3-2(b)

File No. 82-34748

AR/S

12-31-03

04 APR -1 AM 7:21



Annual Report 2003

Financial Highlights

FINANCIAL HIGHLIGHTS

Key Indicators		2003		
Return on equity after taxes	%	2.8		
Cost/income ratio (based on operating revenues)	%	35.2		
Performance Figures		**2003**		
Operating result	€ m	226		
Result of ordinary activities/result before taxes	€ m	156		
Net income	€ m	116		
Earnings per share	€	0.86		
Key banking supervisory indicators according to BIS[1]		**Dec. 31, 2003**		
Tier-1 capital	€ bn	4.1		
Equity Fund	€ bn	6.2		
Risk assets	€ bn	54.0		
Tier-1 ratio	%	7.6		
Equity fund ratio	%	11.5		
Inventory Figures		**Dec. 31, 2003**	**Jan. 1, 2003**	**Change in %**
Total assets	€ bn	152.9	169.9	−10
Equity capital as per balance sheet	€ bn	2.77	2.99	−7.5
Shares		**2003**		
Market price: Reporting date	€	19.79		
Highest	€	19.79		
Lowest	€	12.40		
Market capitalisation	€ m	2,581		
Personnel		**Dec. 31, 2003**		
Employees		1,461		
Portfoliofigures		**Dec. 31, 2003**		
Volume of international real estate financing	€ bn	24.2		
Volume of German real estate financing	€ bn	39.4		
Volume of public sector financing	€ bn	64.4		

1) based on approved financial statements (reporting date as at December 31, 2003, consolidated figures).

RATINGS

As at March 2004

Hypo Real Estate Bank International puc	Moody's	S&P	Fitch Ratings
Long-term/short-term/financial strength	A3/Stable/P-2	A–/neg/A-2	–
Württembergische Hypothekenbank AG	**Moody's**	**S&P**	**Fitch Ratings**
Long-term/short-term/financial strength	A3/Stable/P-2	A–/neg/A-2	–
Hypo Real Estate Bank AG	**Moody's**	**S&P**	**Fitch Ratings**
Long-term/short-term/financial strength	Baa1/Stable/P-2	BBB/neg/A-3	BBB/Stable/F3

Mission Statement

Hypo Real Estate Group We are a leading international real estate financing company with European roots, combining commercial real estate financing with modern investment banking. Our competence in executing high-volume transactions rests on the lean organization within a clearly structured group featuring short decision paths and a well-established know-how in real estate. We take on risks and manage them in a highly professional way.

Focus on the risk-return profile We will be judged by our success. Our foremost aim is to provide a long-term, attractive return on our shareholders' capital. Our internationally diversified portfolio and solid capital structure makes us an investment with a stable risk-return profile.

Professional customer relationships We are a reliable partner for our customers, providing them with highest-quality professional transaction-oriented banking. We are committed to customers and markets that meet our standards in terms of risk and return.

Highly motivated employees We expect our employees to commit themselves to our company. Each one of them, on all levels, brings excellent qualifications to the respective task. Our concept of leadership allies clarity with freedom for individually responsible action as well as the willingness to learn from past mistakes. We are committed to fostering performance. Accordingly, above-average effort will be adequately rewarded. Open communication, an international mindset, transparency, reliability, teamwork and respect for colleagues and subordinates are all central elements of our corporate culture.

6.10.2003

New Hypo Real Estate Group established in record time

In autumn 2002 HVB Group decided to spin-off its international commercial real estate financing business and its German mortgage banks participations. This signalled the countdown for one of Germany's most complex corporate transactions in recent years. Once the spin-off had been approved by the HVB Group's executive bodies in March 2003 and HVB shareholders also consented to the proposed spin-off on May 14, 2003, a number of measures required under company law had to be taken within a few months in order to enact the spin-off while at the same time ensuring that the new Hypo Real Estate Group had a powerful, market-oriented structure from the outset.

It was also critical to maintain intensive communication with investors and the media in order to inform both the capital market and the general public about the new Group's profile.

Despite the magnitude and complexity of the project, the timetable was strictly adhered to without cutting any corners. Hypo Real Estate Holding AG was registered in the Commercial Register of Munich on September 29, 2003. And just a few days later, on October 6, the holding company's shares were quoted on the Frankfurt and Vienna Stock Exchanges for the first time. This was the conclusion of the complete separation from HVB Group. After the spin-off the shareholder structure changed, turning all shares into free float.

Having implemented the spin-off, it has been vital to maintain momentum in building up the Group. The purchase of the HVB Group's US commercial real estate financing portfolio in December 2003 and the successful sale of two large German loan portfolios at the end of 2003 signalled further important strategic steps. Within just a few months, we had laid the foundations to ensure the Group's successful development.

"We want to be extremely transparent for financial markets, and that is why we chose a structure featuring legally independent companies." | **Georg Funke, Chairman of the Executive Board of Hypo Real Estate Holding AG**

Hypo Real Estate Group

At first glance, the Hypo Real Estate Group is a fledgling entity. However, it embodies in-depth know-how from a tried and tested business model. It is now taking advantage of the opportunities available to an independent group.

Hypo Real Estate Bank International

For many years, high-volume real estate financing transactions combined with innovative investment banking and financial engineering have been the trademark of our international activities. We purposely adopt a decentralised approach, as this is the only way to guarantee short decision paths and proximity to our clients.

Württembergische Hypothekenbank

Württembergische Hypothekenbank symbolises both continuity and flexibility. For its business partners, its wealth of experience in the area of mortgage bonds makes it synonymous with reliability and respectability. Despite this tradition of continuity, it was the first German mortgage bank with the vision to venture into foreign business.

Hypo Real Estate Bank Germany

Initially Hypo Real Estate Bank will continue to focus on restructuring its German real estate portfolio. However, it will soon start to acquire new business. A restructured Hypo Real Estate Bank will be ideally placed to exploit this potential to the full.

March | April | May | June | July

March 2003
- Supervisory Board and Executive Board of the HVB AG approve the spin-off of the Hypo Real Estate Group
- Top management of the Hypo Real Estate Group nominated
- First analysts' conference

April 2003
- Operating banks receive indicative ratings from S&P and Moody's
- Central Bank of Ireland approves Hypo Real Estate Bank International's new business model
- Acquisition of an additional 7.4% stake in Württemberger Hypo

May 2003
- AGM HVB AG: 99.8% of shareholders approve the spin-off
- Supervisory Board of Hypo Real Estate Holding AG appointed

June 2003
- Roadshow – presentation of the new Hypo Real Estate Group to international investors
- Purchase of the minority shares in Westfälische Hypothekenbank

July 2003
- Letter of intent on the sale of FGH-Bank signed
- Decision to merge Westfälische Hypothekenbank into Hypo Real Estate Bank taken

August 2003
- Listing prospectus submitted
- Purchase of an additional 9.3 % stake in Württemberger Hypo

October 2003
- New holding company listed
- WürttHyp stake increased to 97.4 %
- Sale of FGH-Bank to Rabobank
- Signing of profit and loss pooling agreement between Württemberger Hypo and DIA

December 2003
- Recording of the profit and loss pooling agreement between Württemberger Hypo and DIA in the Commercial Register
- Purchase of the US portfolio from the HVB Group
- Merger of DIA GmbH into Hypo Real Estate Holding AG

August | September | October | November | December

September 2003
- Analysts' conferences
- Transfer of the HVB Group's international portfolio to the Hypo Real Estate Group
- Spin-off became effective

November 2003
- Merger of Westfälische Hypothekenbank into Hypo Real Estate Bank







To Our Shareholders

Letter from the Executive Board



Frank Lamby **Dr. Paul Eisele** **Georg Funke** Chairman **Johann Berger** **Dr. Markus Fell**

Dear Shareholders,

Speed has been the defining factor in the birth of the Hypo Real Estate Group. Within a record period of just half a year we have created a Group that is counted among Europe's leading providers of commercial real estate financing. Obviously, a number of difficult requirements had to be met along the way. Nevertheless in March 2003 the executive bodies of HVB Group decided to spin-off large parts of its commercial real estate financing operations and as early as October 6 of the same year shares in Hypo Real Estate Holding AG were being traded for the first time on the Frankfurt and Vienna Stock Exchanges.

After the first few months we can confirm that the Hypo Real Estate Group had a good start. We can be very pleased with our achievements thus far. The highly complex spin-off process required a number of individual transactions but was completed within the tight schedule allowed; we started our existence as an independent entity on time and in a very good position. Despite the extreme pressures of time, the newly formed Group was always careful to ensure thoroughness and reliability.

The performance of our shares during the first few months has been most encouraging; it shows that the market understands our strategy and is rewarding this accordingly. Despite the unavoidable burdens resulting from the spin-off process in 2003, the Hypo Real Estate Group's consolidated net income was € 115 million, which is above our original forecast.

The enormous workload during our company's first year has placed great demands on all employees of the new Hypo Real Estate Group. We would like to extend our heartfelt thanks to them for their untiring commitment and excellent work.

We are particularly pleased that on the road towards independence we have succeeded in familiarising the public with the Hypo Real Estate Group's profile and informing them of the opportunities and prospects presented by our company. The market has understood that we have adopted a special business model with stringent risk standards that is based on high-volume cash-flow-driven transactions for professional clients – a model that has already proven to be highly profitable and durable outside of Germany in the past years. Consequently, we do not allow ourselves to be measured by the same criteria as a traditional German mortgage bank. Instead, the Hypo Real Estate Group is focusing increasingly on structured finance in the true sense of the word – with its core business centred on real estate financing transactions.

Now it is important to maintain the same speed and quality in driving the Hypo Real Estate Group forwards and even to increase the momentum in some places. We have many tasks to accomplish over the next few years and cannot afford any dithering.

In 2004, for example, we will address our traditional international markets more systematically than was possible in 2003. At the same time, we will broaden the Group's geographical presence. Our strategic aim still consists in achieving an internationally balanced loan portfolio within the next three years, thereby ensuring healthy risk diversification within the Hypo Real Estate Group. Our core markets will comprise the US, Great Britain, France and Germany. In December 2003 we took an important step towards geographical diversification with the purchase of the HVB Group's US commercial real estate financing portfolio. In 2004 Hypo Real Estate Bank International will open a branch in the Netherlands. However, we are also looking towards Asia and more particularly to Japan.

As announced, we will pursue the same momentum in restructuring the German portfolio that is pooled within Hypo Real Estate Bank AG. In the short to medium-term, top priority will be given to a rapid reduction in the loan portfolio and a simultaneous improvement in results for the remaining portfolio, the successive abandonment of municipal loan financing, and also personnel reductions and process optimisation.

Good progress has been made through the measures adopted in Germany in 2003. The overall loan portfolio of Hypo Real Estate Bank AG including municipal business fell by 16.2 % from € 88.8 billion to € 74.4 billion. We aim to further reduce the portfolio in the course of 2004. The merger of Westfälische Hypothekenbank AG into Hypo Real Estate Bank AG in 2003 has created far leaner structures within our German operation. As a group company, Hypo Real Estate Bank AG will operate from offices in Munich and Dortmund; former branch offices and sales centres have been closed.

Our stated aim for 2004 remains the completion of the restructuring of Hypo Real Estate Bank AG. After this, we will pursue new business; such business will only be secured at prices with an adequate risk return profile.

As far as the Hypo Real Estate Group's role as an capital market player is concerned, we intend to position ourselves as a provider of innovative products, particularly regarding the syndication or securitisation of individual loans and portfolios. Securitisation transactions will represent a key instrument in improving the risk-return profile of our Group. We aim to be in a leading position in this area; in order to improve our capacities and expertise, we have adopted a carefully targeted staff recruitment policy and we aim to continue with this approach. In addition to providing refinancing funds, the new "Capital Markets" division created by Hypo Real Estate International at the beginning of 2004 will expand our value-added chain. Trading in risks extending beyond our own credit risks provides us with new opportunities for generating commission income to relieve the strain on equity. As far as refinancing our activities through the issue of mortgage bonds is concerned, we can rely on two efficient and experienced providers within our Group, namely Württembergische Hypothekenbank AG and Hypo Real Estate Bank AG.

The new Hypo Real Estate Group has all the credentials for a successful future:

- By expanding its successful business model and focussing on the customer, Hypo Real Estate Bank International will achieve sustained earnings growth.
- Württembergische Hypothekenbank AG will continue its long-established, first-class international mortgage financing business.
- Hypo Real Estate Bank AG will exploit the potential offered by the planned restructuring of its loan portfolio and will then secure new risk- and price-adjusted business. It will take its opportunity to transform itself to a successful German mortgage bank.

With a tier-1 ratio of over 7 %, the Group already has a very sound equity base. Restructuring our domestic business will release equity that is currently still tied up and will further increase our entrepreneurial scope. An organisation based on a leanly structured holding company and three operating units ensures short decision paths, a consistent focus on profitability and maximum possible transparency in terms of portfolio structure, performance and earning capacity.

The Hypo Real Estate Group has been created in record time and is built on very firm foundations. However, our success will also depend on the rapid development of a uniform corporate culture. The Hypo Real Estate Group is a modern, international and cosmopolitan company characterised by professionalism, a quest for innovation, rapid decision-making and commercial reliability.

We have no time to lose. Although we still have a risk shelter from the HVB Group for domestic business in 2004, our Group should already be profitable in its own right by the end of the year. By 2007 at the latest the Hypo Real Estate Group will be earning its cost of capital for the first time. We will measure our success by our ability to achieve this goal even earlier and to pay an attractive return on the equity entrusted to us. This is the key to enabling you, our shareholders, to enjoy a stable dividend policy in the future.

We will strive to achieve these objectives just as tirelessly as we have worked to secure the successful flotation of our Group. We are pleased that you have placed your trust in us and that you will accompany us along the way.

Yours faithfully,

Georg Funke, Chairman

Johann Berger

Dr. Paul Eisele

Dr. Markus Fell

Frank Lamby

Report of the Supervisory Board



Kurt F. Viermetz Chairman

Dear Shareholders,

"Let the future begin." In the autumn of 2003, this was the statement used by the Hypo Real Estate Group to herald its first appearance on the international real estate finance market as a new, independent company. It is now presenting its first annual report containing an account of the fiscal year 2003, and we can announce: "The future has begun."

It is a remarkable achievement that just one year after HVB Group's decision to effect the spin-off and just half a year on from its enactment, Hypo Real Estate Group has successfully started up and carried out its business activities in accordance with the planned structure and proposed mandates. Our optimism regarding our ability to meet future requirements and secure the further development of the Company is therefore justified.

The complex spin-off process would not have been possible without the extensive support received from HVB Group. Throughout the process it provided advice and assistance, playing a key role in ensuring that from the moment of its spin-off, the Hypo Real Estate Group was able to establish itself in the international markets as an independent group. We extend our thanks to the HVB Group for its energetic assistance in implementing the spin-off. We are also grateful for the decisive vote by the executive bodies of HVB Group and its shareholders in favour of effecting the spin-off and thus for the high degree of confidence expressed in the management and in the employees of the new Group.

As part of the preparatory work for the spin-off, the three members of the Supervisory Board of Hypo Real Estate Holding AG – Dr. Graf von Ballestrem, Dr. Wricke and myself – were appointed by HypoVereinsbank on March 26, 2003 and the positions were confirmed at the Annual General Meeting of HypoVereinsbank on May 14.

During 2003, the Supervisory Board acted as a Supervisory Board with me as its Chairman. The period of duty of the current Supervisory Board will now terminate at the end of the Company's first Annual General Meeting on June 4, 2004.

The main function of this start-up Supervisory Board was to actively accompany and support the creation and incorporation of the new Hypo Real Estate Group in close cooperation with the Executive Board. To this end, the Supervisory Board met on three occasions in 2003. No committee meetings were held because the Supervisory Board only comprises three members. Parallel to this, the members of the Supervisory Board also held numerous talks with members of the Executive Board to discuss the measures required to ensure a successful spin-off from the HVB Group and to secure a start as smooth as possible for the new Group. We can thus confirm that this close cooperation developed in an atmosphere of mutual understanding, that the Executive Board provided the Supervisory Board with detailed information on all relevant matters and that the Supervisory Board has established and carried out the "checks and balances" function bestowed on it. When voting on decisions, the interests of shareholders and those of the Company always took precedence.

In its first constituent meeting on July 28, 2003, the Supervisory Board appointed the members of the Executive Board. In two additional meetings in September and November the Supervisory Board agreed to the planned transactions by the Company and also discussed key matters relating to the control of the Group.

A key agenda at each meeting was the development of our share price. At first, the capital markets reacted with caution. We are pleased that analysts and investors increasingly adopted a more positive view regarding the potential offered by our shares, a fact clearly evidenced by the favourable development in our share price.

As a real estate financer, the Group relies on making the best possible use of each company's refinancing opportunities. The Group's liquidity planning was therefore another important matter for discussion with the Executive Board.

The composition and quality of the loan portfolio is crucial for the Group. In particular, improving the risk position of Hypo Real Estate Germany is pivotal to the Company's progress. In this connection, the Executive Board has provided the Supervisory Board with detailed information and we are pleased about the initial successes recorded with the two portfolio sales by Hypo Real Estate Germany at the end of 2003.

As a modern, internationally operating company Hypo Real Estate Holding is committed to transparency. We have therefore decided to comply with the recommendations of the German Corporate Governance Code and to provide individual disclosures on the remuneration of Executive Board members.

The overall remuneration paid to the members of the Executive Board is in line with market practice to ensure that highly qualified and motivated executives are recruited by our Company and can be retained. The Hypo Real Estate Group has a unique business model making it difficult to define a clear peer group for the purposes of a market comparison. Indicators are therefore the compensation paid to Executive Board members of European banks, companies involved in the real estate business and investment banks dealing in real estate transactions. The remuneration structure comprises basic salary and a discretionary bonus. The calculation of bonuses not only takes into account individual performance targets but also places great emphasis on corporate performance goals. As well as successful and swift implementation of the spin-off transaction, in 2003 bonuses were also measured against the annual result and share price performance. In the coming years, remuneration will increasingly focus on achievement of the Group's longer-term objectives.

Another important task for the Supervisory Board included reviewing the Executive Board's proposed structures for the Hypo Real Estate Group and monitoring their implementation. The Supervisory Board was also involved in developing and formulating the business objectives of the individual Group entities and in developing the overall strategy for the Group.

In addition to the Supervisory Board of the Company that acts as a financial holding company, each individual bank belonging to the Group has its own control body. The German companies have supervisory boards in accordance with the German corporate law system; at Hypo Real Estate Bank International, which is headquartered in Ireland, supervisory functions are performed by the non-executive members of the Board in accordance with the

Anglo-Saxon board structure. As well as appointing representatives from within the Group to these supervisory posts, Supervisory Boards also comprise external individuals adding important and valuable outside perspectives.

In the context of corporate governance, the Supervisory Board focussed considerable attention on the holding company's internal rules. It issued itself with rules of procedure in accordance with the principles of the German Corporate Governance Code and the Executive Board's rules of procedure were also based on this Code. Almost all of the Code's recommendations were implemented in full; the few minor deviations are listed in our declaration of compliance.

As founder of the Hypo Real Estate Group, the HVB Group appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Munich, as auditors. This company has audited the annual financial statements and the management report with risk report prepared by the Executive Board and issued an unqualified audit opinion. The same applies to the consolidated financial statements and the Group management report. As part of its audit obligations pursuant to section 317 of the German Commercial Code (HGB), the auditor also examined the monitoring systems deployed by the Company for early identification of risks. The auditor has confirmed that the methods defined by the Company are appropriate for managing, identifying and monitoring the risks assumed by the Group and that the management reports for the Company and the Group adequately outline the risks associated with future development. The Chairman of the Supervisory Board attended the Executive Board's final meeting in the presence of the auditor.

The auditor's report was forwarded to the members of the Supervisory Board for inspection. The meeting of the Supervisory Board on the financial statements, which was also attended by the auditor, included a detailed discussion of the report and also the annual financial statements and management report of the Company and the Group as well as the Executive Board's proposal for appropriation of the net income. The Supervisory Board concurred with the results of the audit conducted by the auditor and decided that, on the basis of its own examination of the annual financial statements and the management report with risk report, no objections were to be raised. The Supervisory Board therefore approved the Company's annual financial statements. It also approved the consolidated financial statements of the Group.

The annual financial statements of Hypo Real Estate Holding AG and those of the Hypo Real Estate Group are therefore formally stated.

The Supervisory Board is aware that the completion of the extensive work required to establish the new Hypo Real Estate Group only was possible thanks to the high levels of dedication and commitment on the part of all those involved. It therefore extends its sincere gratitude to the Executive Board and to all employees of the Group.

In the course of the current year the Supervisory Board will prepare to expand the Supervisory Board to six members. It was practical for the Board to comprise of only three members during the formation phase. The desire for international expansion and the volume of work involved mean that in future it will be appropriate for the Board to have six members. The Supervisory Board is currently working to identify German and international high profile individuals who possess the necessary qualifications and are available for election at the Annual General Meeting. In terms of future organisation, it is planned that the work of the Supervisory Board will be supported by two committees, in order to allow more intensive cooperation with the Executive Board.

Munich, March 2004

Kurt F. Viermetz

Corporate Governance

Corporate Governance means responsible corporate management and control geared towards favourable long-term corporate development. As an internationally focussed group of companies, we attach utmost importance to responsible dealings with our shareholders, close and trusting cooperation within the Executive Board and the Supervisory Board as well as between these executive bodies, and also transparent corporate communication.

To achieve these goals we comply with the recommendations contained in the German Corporate Governance Code, apart from a few exceptions that are listed in the Declaration of Compliance issued by the Executive Board and Supervisory Board and published on our website in December 2003. The Declaration reads as follows:

"Declaration by the Executive Board and Supervisory Board of Hypo Real Estate Holding AG on Compliance with the German Corporate Governance Code in accordance with section 161 of the German Stock Corporation Act [AktG]

Apart from the exceptions listed below, Hypo Real Estate Holding AG complies with the recommendations of the Government Commission on the German Corporate Governance Code:

Code No. 2.3.3 We draw attention to the fact that our company has issued bearer shares and therefore does not keep a register of names that can be used as the basis for an electronic system of identification. At present, it is therefore not possible to issue voting instructions, for example via the Internet. However, our General Meeting will be attended by members of our staff to whom shareholders may issue a power of attorney with instructions attached authorising the exercising of voting rights.

Code No. 3.8 D&O insurance has been taken out for the Executive Board and Supervisory Board. No retention clause has been agreed. The company assumes that all executive bodies will fulfil their obligations vis-à-vis the Company in full and will therefore give no cause for regress claims. The D&O insurance primarily serves to avoid financial losses for the Company.

Code No. 5.1.2 Notwithstanding the Code's recommendation, a contractual term of five years was agreed for the initial appointments of all the present members of the Executive Board. This step was reasonable as it is the first Executive Board of a new public limited company. In future, it is proposed that the Code will also be complied with here as far as possible.

Code No. 5.4.5 When disclosing the remuneration received by the members of the Supervisory Board, the Company shows only one sum in each case because at present the Articles of Association do not provide for any variable remuneration components. An amendment to the Articles of Association introducing variable remuneration components will be considered for presentation at the 2004 Annual General Meeting."

Munich, December 3, 2003

The Executive Board
The Supervisory Board

This declaration shows that we are conscientiously implementing the recommendations contained in the Code. In particular, we draw attention to the fact that the Supervisory Board has issued rules of procedure for itself that are complying with the Code's requirements and which already list the committees that will be established after the first Annual General Meeting when the Supervisory Board will comprise six members.The committees have not been practicable for the start-up Supervisory Board with only 3 members appointed at the time of the company's formation.

Similarly, the Executive Board has issued rules of procedure for itself, in consultation with the Supervisory Board. These rules prescribe close cooperation with the Supervisory Board. The rules of procedure also contain a list of those transactions for which the Executive Board requires the approval of the Supervisory Board. This list is also geared to the requirements of the German Corporate Governance Code.

To ensure that our investors and shareholders receive up-to-date information we shall continue to publish all relevant Company disclosures and reports without delay on our website.

We have drawn up a financial calendar for our Company's regular publications and events; this can be accessed via our website.

In accordance with section 15a of the German Securities Trading Act [WpHG], the members of our Executive Board and Supervisory Board and their close relatives are obliged to disclose details of purchases and sales of shares in our Company or a listed subsidiary as well as of purchases and sales of options and other derivatives based on such shares. Such disclosures will then be incorporated within our website and displayed for one month. During the year under review, one director's dealing was reported to the company.

Group Structure and Management Structure

The new Group requires a strong and efficient management team to enable the individual Group entities with their differing business directions to be managed in accordance with the Group's overall strategy while also ensuring that decision paths are as short as possible. The highest executive level therefore comprises the five members of the Executive Board of Hypo Real Estate Holding AG, each of whom has been asigned a number of management and supervisory functions.

Thus, Mr. Georg Funke is the Chairman of the Executive Board of Hypo Real Estate Holding AG and Chief Executive Officer of Hypo Real Estate Bank International. He is also Chairman of the Supervisory Boards of Hypo Real Estate Bank AG and Württembergische Hypothekenbank AG.

Mr. Johann Berger is a member of the Executive Board of Hypo Real Estate Holding AG and Spokesman for the Executive Board of Hypo Real Estate Bank AG.

Dr. Paul Eisele belongs to the Executive Board of Hypo Real Estate Holding AG. In this position he is responsible for the asset-liability management Additionally, he is Spokesman for the Executive Board of Württembergische Hypothekenbank AG. He is also a member of the Supervisory Board of Hypo Real Estate Bank AG.

In addition to being a member of the Executive Board of Hypo Real Estate Holding AG, Dr. Markus Fell, who is the Chief Financial Officer and Chief Operating Officer, is also a member of the Supervisory Boards of Hypo Real Estate Bank AG and of Württembergische Hypothekenbank AG. In addition, he is a member of the Supervisory Boards of the Hypo Real Estate capital corporations in France, Great Britain and the US, and of the Administrative Board of PBI Pfandbrief Bank International S.A. in Luxembourg. As of April 1, 2004 Dr. Fell was appointed Executive member of the Board of Hypo Real Estate Bank International.

As well as being a member of the Executive Boards of Hypo Real Estate Holding AG and of Hypo Real Estate Bank International, Mr. Frank Lamby, the Chief Risk Officer, is Vice-Chairman of the Supervisory Boards of Hypo Real Estate Bank AG and of Württembergische Hypothekenbank AG. He is also a member of the Supervisory Boards of the Hypo Real Estate capital corporations in France, Great Britain, Spain and the US.

Group functions of the Management Board of Hypo Real Estate Holding AG

Management Board of Hypo Real Estate Holding AG

Georg Funke	Johann Berger	Dr. Paul Eisele	Dr. Markus Fell	Frank Lamby
Chairman of the Executive Board of Hypo Real Estate Holding AG	Spokesman of the Executive Board of Hypo Real Estate Bank AG	Spokesman of the Executive Board of Württembergische Hypothekenbank AG	CFO / COO	CRO

Additional: Executive Director in the Board of Hypo Real Estate Bank International
Georg Funke, CEO
Frank Lamby, CRO
Dr. Markus Fell, CFO, COO since 1.4.2004

Additional: Member of the Supervisory Board of Württembergischen Hypothekenbank AG
Georg Funke, Chairman
Frank Lamby, Vice-Chairman
Dr. Markus Fell

Additional: Member of the Supervisory Board of Hypo Real Estate Bank AG
Georg Funke, Chairman
Frank Lamby, Vice-Chairman
Dr. Paul Eisele
Dr. Markus Fell

Hypo Real Estate Holding's Shares

Market environment: the international markets recover from the downturn In 2003 and at the beginning of 2004, the international capital markets showed a marked recovery from the downturn that had persisted since the year 2000. The major indices revealed significant growth for the year, despite remaining well below the highs recorded in earlier years. The recovery on the stock markets really began to take hold during the second half of the year 2003, after the end of the war in Iraq.

On December 30, 2003, the German stock market index (DAX) closed at 3965 points, representing a 37.1 % increase as compared with the same date in 2002 and the first growth for three years. This meant that with the exception of the Nasdaq Composite, the DAX outperformed all leading share indices. The Prime Banks sub-index (+59.9 % over the course of the year) also performed extremely well. The MDAX (+47.8 %), SDAX (+51.3 %) and TecDAX (+50.9 %) indices also showed a very favourable development during 2003. The Dow Jones index rose by 25 %, the Dow Jones Euro Stoxx 50 by 16 % and the CDAX by 38 %.

Successful flotation of Hypo Real Estate shares The midyear brightening of the mood on the capital markets also benefited the flotation of Hypo Real Estate Holding AG's shares.
In the course of the spin-off of the real estate financing segments, each HVB shareholder received one additional share in Hypo Real Estate Holding AG for every four HVB shares held; the new shares were posted to the accounts after the close of trading on October 3. The first official trading day for Hypo Real Estate shares on the Frankfurt Stock Exchange (Prime Standard segment) and on the Vienna Stock Exchange (Standard Market Continuous) was October 6, 2003. The shares were first quoted at € 11.25 per share. At the end of trading on their first day, the shares were priced at € 12.85, representing a good 14 % rise during the course of the day.

KEY DATA ON HYPO REAL ESTATE SHARES IN 2003

Number of listed shares	Number	130,433,775
Market capitalisation as at 31.12.2003	€ bn	2.581
Number of ordinary shares as at 31.12.2003	Number	130,433,775
Number of preference shares as at 31.12.2003	Number	3,638,400
Pre-tax earnings per share	€	1.16
Operating result per share	€	0.86
Year's highest stock market quotation[1]	€	19.79
Year's lowest stock market quotation[1]	€	12.40
First quotation on 6.10.2003	€	11.25
Closing price at end of year[1]	€	19.79
Securities identification number – ordinary shares		802 770
ISIN – ordinary shares		DE 000 802 770 7
SE code		HRX

1) Closing Xetra prices on the Frankfurt stock exchange.

SHARE
Index: 6.10.2003 = 100


180
170
160
150
140
130
120
110
100
90
6.10.2003[1)]
31.10.2003
28.11.2003
30.12.2003
■ CXPB (Prime Banks)
□ MDAX
□ HRX

1) The presentation is based on daily closing values of the indices and the share. In addition to this, the starting prices of the share and the indices were added on October 6 in order to record the complete history of the price development in 2003.

ALL SHARES
As of December 31, 2003

ORDINARY SHARES
As of December 31, 2003


preference shares 3,638,400
listed ordinary shares
130,433,775
9.09 % Brandes Investment
90.91 % other free float

76 % rise in value in the first year Following their successful initial listing, the shares continued to perform well up to the end of 2003. The share value showed a continuous upwards trend. At the end of the year the shares were priced at € 19.79, representing a 76 % rise in value. During the comparative period from October 6 to the end of 2003, Germany's DAX index rose by 16 % [1)], so that Hypo Real Estate Holding shares had clearly outperformed Germany's leading index. A similar picture was revealed for the MDAX index, which recorded a growth of 10.5 % for the same period.

International shareholder structure When the spin-off was completed the shareholder structures of HVB Group and Hypo Real Estate Holding AG were identical.

However, as early as October 2, 2003 – i.e. even before the first trading day for Hypo Real Estate shares – Münchener Rückversicherungs-Gesellschaft AG (Munich Re) announced that it had sold its 26.3 % share of voting rights in Hypo Real Estate Holding AG over the counter to institutional investors. The transaction eliminated market uncertainties about the future actions of the major shareholder of Hypo Real Estate Holding.

At the same time, the sale of Munich Re's holding produced a more diversified investor base. With the Privatstiftung zur Verwaltung von Anteilsrechten (owned by the City of Vienna) reducing its 5.13 % holding to under 5 % at the time of the spin-off, the Company is now aware of only one shareholder that holds more than 5 % of the voting rights. Brandes Investment Partners holds a total of 9.09 % of listed ordinary shares. According to Deutsche Börse's definition, however, Hypo Real Estate Holding AG's free-float still amounts to 100 % as the investor's structure means that it can sell at any time and it has also not specified any long-term holding period.

Open and intensive communication with the capital market Ensuring that the management maintained intensive communication with the various market participants was a key objective when preparing the spin-off prior to the commencement of trading in the shares. Priority was given to making market participants and journalists aware of the spin-off process and explaining the Hypo Real Estate Group's specific business model, its strengths and prospects. For this purpose the management has held a number of separate meetings with investors and analysts in Germany and other countries since the beginning of March 2003.

The general public was given a first overview of the new Hypo Real Estate Group at HypoVereinsbank's press conference in March 2003 when the future Executive Board of Hypo Real Estate Holding AG outlined the basic structure of the new company. The spin-off and also the

1) The calculation is based on daily closing values of the indices and the share. In addition to this, the starting prices of the share and the indices were considered on October 6 in order to record the complete history of the price development in 2003.

structure and objectives of the future Hypo Real Estate Group were explained in detail to shareholders at the annual general meetings of HypoVereinsbank in May and of HVB Real Estate Bank in June. Roadshows were held in Europe and the US in June and September. At two analysts' conferences held in London and Munich at the beginning of September more than 50 analysts were given detailed information on the Group's strategy and business model.

By maintaining close contacts with the capital market and the media, the Executive Board will continue to provide market participants with needed information. The Company is committed to a policy of open, transparent and up-to-date reporting as this will further consolidate and strengthen the market's confidence in our shares.

Broad analyst interest in the Hypo Real Estate Group On the balance-sheet date Hypo Real Estate Holding shares were analysed by a total of 12 banks; by the date of publication of the annual financial statements, the number of analysts' ratings had already risen to 17. At the beginning, the risk from the planned restructuring of Hypo Real Estate Bank Germany's real estate loan portfolio led to a considerable valuation markdown; whereas now attention is now focussing on the Group's opportunities and prospects. The successful story of Hypo Real Estate Group's business model is being acknowledged.

Inclusion in the MDAX on 22 March 2004
Following their successful flotation, the shares were included in the MDAX index on March 22 by resolution of the Executive Board of the Deutsche Börse passed on February 17, 2004. The Hypo Real Estate Holding is therefore one of the largest listed institutions in the MDAX. Inclusion in the index symbolises quality recognition for the shares and improves the way the shares are perceived within the market as a whole.

Dividends The Executive Board and Supervisory Board will propose at the Annual General Meeting, which will be held on June 4, 2004, that no dividend should be paid out. This decision reflects the Executive Board's endeavours to further strengthen the Hypo Real Estate Group's equity base during its first year.

Participation Certificates of Hypo Real Estate Holding AG When the spin-off became effective, Hypo Real Estate Holding assumed, on a pro-rata basis, the HVB Group's obligation to service and redeem participation certificates issued by Bayerische Hypotheken- und Wechsel-Bank AG in 1997.

In accordance with the 4:1 share allotment ratio, Hypo Real Estate Holding assumed a pro-rata obligation to service and redeem the participation certificates. To this end, the HVB Group will provide Hypo Real Estate Holding with the corresponding funds to fulfil the obligations relating to participatory rights. By way of adjustment of the HVB participatory rights in connection with the spin-off process, the holders of participatory certificates received participatory rights amounting to DM 800.00 (€ 409.03) from the HVB Group and participatory certificates from Hypo Real Estate Holding with a total nominal amount of DM 200.00 (€ 102.26), divided into two participatory certificates in an amount of € 51.13 each, for every participatory certificate with an original nominal value of DM 1,000.00 (corresponding to € 511.29). The terms of the Hypo Real Estate Holding participatory rights correspond to the terms specified by the HVB Group when it issued its participatory rights.







The Hypo Real Estate Group

Corporate Measures Adopted in 2003

A new Group is created The spin-off approved by the General Meeting of Bayerische Hypo- und Vereinsbank on May 14, 2003 was enacted on September 29, 2003 when it was recorded in the Commercial Register. Thus Hypo Real Estate Holding AG came into being as a new company. The spin-off took effect retroactively as from January 1, 2003.

The holding company was the sole shareholder of DIA Vermögensverwaltungs-GmbH, under which the operating units of the new Group had been pooled as subsidiaries in the run-up to the spin-off. The DIA functioned as vehicle for the spin-off, so that it was possible to prepare the structure of the future Group to a large extent in advance during the year 2003. As a logical consequence of this procedure, DIA was then merged with the holding company, so that the latter now holds the shares of the banks directly.

Achieving this lean and highly transparent corporate structure as fast as possible necessitated a number of corporate restructuring measures and portfolio changes in the months preceding the spin-off.

On May 26, 2003, in response to a proposal by the majority shareholder, DIA Vermögensverwaltungs-GmbH, the Annual General Meeting of HVB Real Estate Bank AG passed a resolution to squeeze out the minority shareholders by paying them compensation in the amount of € 21 per share. The squeeze out was recorded in the Commercial Register on September 3, 2003. In this way, DIA Vermögensverwaltungs-GmbH increased its holding to 100%.

Hypo Real Estate Bank AG sold FGH-Bank, of Utrecht, to Rabobank of the Netherlands on October 24, 2003. Economically the transaction took retroactive effect as of January 1, 2003. The parties had already agreed on this sale in a letter of intent issued in July 2003.

In July 2003, HVB AG increased its participating interest in Westfälische Hypothekenbank AG, Dortmund from 75% to 100%. On August 29, 2003, an extraordinary General Meeting of Westfälische Hypothekenbank AG resolved to merge with HVB Real Estate Bank AG with financial effect as from January 1, 2003. This merger was effected by means of entries in the commercial registers on November 3, 2003.

Hypo Real Estate Bank International acquired the HVB Group's holdings in Hypo Real Estate Capital Limited, London (99.99%), Hypo Real Estate Capital France S.A., Paris (99.99%) and Hypo Real Estate Capital Italia S.p.A., Milan (100%). It purchased all shares in Hypo Real Estate Capital Iberia S.A., Madrid, from HVB AG and a second shareholder. In addition, Hypo Real Estate Capital Corporation, New York, was founded in May and its shares are now held by Hypo Real Estate Bank International. As part of the spin-off Pfandbrief Bank International (PBI) was also transferred to Hypo Real Estate Bank International and is specialised in refinancing services for Hypo Real Estate Bank International.

In addition, with the exception of the US portfolio, Hypo Real Estate Bank International acquired, on a contractual basis (i.e. not as part of the spin-off), all the foreign real estate finance portfolios of HVB AG. A small proportion of the portfolios was physically transferred through assumption of the loans and a change of creditor, but the majority was transferred synthetically – in other words, the loans have remained on the books of HVB AG with assumption of the loan risks by Hypo Real Estate Bank International under a loan transfer agreement and of the day-to-day processing of these loans. In a second step implemented under an agreement dated November 27, 2003, Hypo Real Estate Bank International also acquired HVB AG's US commercial real estate financing portfolio.

The shareholding in Württembergische Hypothekenbank AG was increased in several steps from around 76% to approximately 97%. A profit and loss pooling agreement was concluded between Württembergische Hypothekenbank AG and Hypo Real Estate Holding AG and this was approved by the Extraordinary General Meeting of Württembergische Hypothekenbank on October 30, 2003. The agreement was recorded in the Commercial Register on December 29. At present there are still two actions of opposition pending with the regional court in Stuttgart.

The Hypo Real Estate Group thus has the following structure:


Hypo Real Estate Holding AG
Hypo Real Estate Bank International
99.99%
Pfandbrief Bank International S.A.
100%
Hypo Real Estate Capital (London, Madrid, Milan, New York, Paris)
99.99%
Württembergische Hypothekenbank AG
97.38%
Hypo Real Estate Bank AG (Germany)
100%

General Economic Development 2003

The start of 2003 was overshadowed by economic and political crises; in particular, the war in Iraq and the SARS virus had a noticeable detrimental impact on world economic development. Consequently, global interest rates fell to historic lows. During the course of the year, however, the US and Japan began to experience clear signs of economic recovery; improved sentiment amongst businesses and consumers was accompanied by strong rises in share prices. However, the relatively high level of growth within the US economy during the second half of the year had hardly any favourable knock-on effects for employment.

The marked rise in production in the emerging countries of Asia provided a stimulus for the industrialised economies. The rapid pace of economic development in China in particular enabled the region to regain its status as a global motor for growth. Rises in raw material prices bolstered production in Russia and in Latin America in particular.

Europe, on the other hand, again lagged behind in terms of global economic growth. It failed to generate any economic turnaround of its own and was able to gain only a marginal benefit from the favourable developments in the US. The only stimulants to growth were provided by an expansionary monetary policy, which has not had any negative impact on prices to date, and the robust economic climate in the EU accession countries.

The euro's sharp rise against the US dollar also had a negative impact on economic development. The discussion on the necessary restructuring of the social security systems in key European countries failed to produce positive results and economic and fiscal policy provided comparatively little impetus.

Germany experienced a third year of economic stagnation. The continuing economic uncertainty meant that companies' business expectations were muted and households were very reluctant in terms of their propensity to consume. The second half of the year revealed a slight improvement in the form of moderate increases in domestic demand, but there is not yet any proof that this will be sustained.

Faced with continuing general frailty of the economy, both the Federal Reserve and the European Central Bank pursued a cautious policy and either kept interest rates low or reduced them further. The central banks believe that current interest rate levels are appropriate. However, with forecasts predicting economic recovery in 2004, a rise in interest rates over the remaining course of the year would seem inevitable, particularly in the US.

Map Showing Location of Offices


Sweden
Ireland
Great Britain
The Netherlands
Luxembourg
Germany
France
Italy
Spain


US
Japan
Hong Kong

Real Estate Markets

Market and Competition

Germany The continuing weakness of the German economy also had a detrimental impact on the country's real estate market in 2003. We do not expect the sector to experience a noticeable recovery until 2005. However, the historically intense competition between private banks and public financial institutions is now beginning to abate, with signs of an increase in attainable margins.

OFFICE MARKET Germany's office property market is characterised by rising vacancy rates, restrained demand and falling rents. This applies throughout Germany, particularly in prime locations. With planned new constructions that are scheduled for completion over the next few years fuelling the excess supply, it is inevitable that the market will stagnate in 2004.

RETAIL MARKET Consumer behaviour in Germany remains restrained. Consequently, retail sales fell again last year. However, changes in purchasing behaviour are benefiting discount stores, which succeeded in taking further market shares from traditional retailers in 2003. Overall, the industry reveals a preference for locations in major cities, where top locations will continue to experience stable demand in 2004.

INDUSTRIAL, WAREHOUSING AND LOGISTICS MARKET There is a continuing demand for warehousing and logistics property in Germany. In this respect Germany is benefiting from the EU's continuous expansion to the East. Suppliers of international logistics services are increasing their presence in Germany. Last year, the most buoyant regional markets were the Ruhr, the Rhein-Neckar region, and areas around Kassel, Hannover and Landshut. This sector will continue to grow this year, dominated by Anglo-American companies developing prime properties.

HOUSING MARKET In Germany, new housing construction is still in a state of decline. This is particularly true for rental accommodation. It is expected that the population of Eastern Germany will continue to migrate and that people will continue to move from inner city areas to the outskirts of towns. In Western Germany, structurally weak regions in particular are affected by rising vacancy rates, while there are continuing shortages of housing accommodation available to rent in conurbations.

Great Britain In Great Britain, growth in the real estate market began to stabilise during the fourth quarter of 2003. Despite continuing overall low levels of demand, a number of promising signs indicate a recovery in the market for office accommodation. The finance sector is characterised by intense competition, not only from local financial institutes but also from German institutes.

OFFICE MARKET Demand for office properties in London continued to decline in 2003; this was accompanied by a corresponding rise in vacancy rates (approx. 14 %). A further fall in rents is forecast for the current year. However, small and medium-sized towns will largely escape this trend. At present, a large proportion of vacant office properties in London no longer meet the standards currently demanded in terms of fixtures and fittings. We see first signs of the London office property market stabilising itself.

RETAIL MARKET In 2003, increasing retail sales led to a slight rise in rental values for properties. Central London and the South Eastern region benefited most from this trend; by contrast, the West Midlands and the North-East experienced slight reductions. However, any further retail recovery could be jeopardized by the increasing levels of personal debt and a sustained rise in interest rates.

INDUSTRIAL, WAREHOUSING AND LOGISTICS MARKET This sector of the real estate market continues to exhibit strong demand and stable rent levels.

HOUSING MARKET Following sharp price rises in 2001 and 2002, last year saw a slowdown in growth. Indeed, top rents and prices for exclusive properties actually fell, particularly in London. Further price adjustments are expected after the rates increasing experienced in recent years.

France In France, the real estate market turned out relatively stable with continued strong interest from investors. Although rents for office properties in Paris fell slightly, the decrease was below the average for Europe as a whole. In addition to influential French banks, an increasing number of foreign financial institutes are now competing on this market.

OFFICE MARKET Despite the weak economic climate, the market for office properties in the Paris region (Ile-de-France) was relatively stable.

At between 5 % and 7 %, falls in rental prices in the centre of Paris remained slight, but they were more pronounced in the suburbs. At around 6.5 %, vacancy rates showed a small increase (Ile-de-France) although they remained moderate compared with the rest of Europe.

RETAIL MARKET Despite the weaker economy, the market for retail space also proved very stable. There is a particularly short supply of retail space in prime locations in Paris, due to the intense competition between international fashion labels in recent years. An equilibrium between supply and demand has since been restored. Expensive renovation and modernisation projects are currently under way for large retail centres on the outskirts of towns. Although the Government has imposed stringent conditions, some major new projects are nevertheless also under development.

INDUSTRIAL, WAREHOUSING AND LOGISTICS MARKET Warehousing and industrial space has seen an easing in the level of demand and transactions. On the whole, rents for modern logistics and warehousing space have remained stable, although they have fallen in the lower price brackets.

HOUSING MARKET Rents and purchase prices in this segment showed a further rise last year. There is still a shortage of housing accommodation in the Greater Paris area, which will result in a continuing rise in the number of housing properties in the outskirts.

US Compared with the past, interest rates in the US are now relatively low, resulting in favourable financing costs for investors. There is intense competition between banks for quality real estate finance in particular.

OFFICE MARKET Overall, most major office markets are showing signs of decline caused by reduced demand. Only a few sub-markets have escaped this trend. Those markets that had profited most from the boom in the New Economy are suffering from worst effects of this decline in demand; the West coast is particularly affected by this trend. By contrast, the real estate markets in New York City and Washington DC are proving the most robust in terms of vacancy rates.

RETAIL MARKET In terms of vacancy rates and rental trends, retail real estate has in the past proven to be the most stable segment of the entire real estate market. This applies to large supraregional shopping centres in particular. Consumer behaviour is expected to show signs of recovery in 2004.

HOUSING MARKET Housing property prices in the US have risen sharply in recent years, with low mortgage interest rates fuelling the price increases. The recent rise in interest rates will now give a boost to the rental market. The most attractive markets – and those that have proven most stable in the past – include New York City and Southern California.

Other strategically important markets The real estate markets in **Central and Eastern Europe** are benefiting greatly from the EU's decision to expand to the East. Cities such as Warsaw, Prague and Budapest are expecting a strong influx of international companies, not least because of their favourable cost structures (wage costs) compared with the rest of Europe. However, prime locations are still in short supply in these cities.

With a share of around 50 %, **Sweden** represents the largest real estate market in Scandinavia. Although the housing market is enjoying a boom in the conurbations of Stockholm and Malmö, office properties have been unable to escape the general weakness in market trends. However, increasing consumer confidence is creating stability for the retail sector.

After years of strong growth in **the Netherlands**, the current weakness in the economic climate is having a knock-on effect on real estate markets, although the impact is being felt to differing degrees. Whereas the housing market and the logistics market in particular are proving relatively stable, the retail sector is suffering due to a decline in consumer activity. An increase in the supply of office properties is meeting only a restrained demand.

In **Italy**, the main focus for real estate markets is Milan, which represents Italy's commercial hub in terms of retail trade, industry and the banking and services sector. Here too, stable, high demand for housing accommodation and the expansion of the logistics market are compensating for a decline in performance within the market for office properties.

The office property market in **Spain**'s principal cities of Madrid and Barcelona is also characterised by increasing vacancy rates and falling rents. In some cases the completion of new buildings is being met by a decline in demand. By contrast, the recovery in consumer confidence within the retail sector is proving higher than average compared with the rest of Europe. In recent years, Spain has made up for its former relatively low density of shopping centres. This market is now comparable with those in France and Great Britain.

After enduring a 10-year period of correction, prices on the **Japanese** real estate market now appear to be stabilising at their 1983 levels. This consolidation was helped by the development of international standards on the Japanese real estate market. The demand for "sale and lease-back" arrangements and the growing importance of JREIT (Japanese Real Estate Investment Trusts) improved the transparency of the market. Occupancy rates for the office property market in Tokyo, which represents by far the largest segment, have stabilised or even recorded a slight improvement. In **China**, the confidence of international investors in the real estate market is growing, with the result that they are trying increasingly to secure a share of this potential growth market. Their interest is concentrated here primarily on the cities of Beijing and Shanghai and the Guangzhou region. Seen overall, the markets of the individual regions are developing at differing rates. The retail market in general is, however, strongly influenced by the establishment of branches of globally operating concerns, a development which has the effect of raising rents. Since it has only been possible for the Chinese to purchase residential accommodation for about 5 years now, the housing market continues to be one of the main driving forces behind the real estate market in China. This is the case not only in the main conurbations but also primarily in the less centrally located regions which were considered in the past to be favourable manufacturing locations.

Our Employees

The consolidation of the units in the Hypo Real Estate Group as a Group with three different bank subsidiaries, had a significant impact on developments in the workforce.

The establishment of Hypo Real Estate Bank International's headquarters involved the recruitment of large numbers of highly specialised employees.
The spin-off did not require any major personnel measures within Württembergische Hypothekenbank AG.

The planned reduction of headcount necessitated by the restructuring has been achieved at Hypo Real Estate Bank AG.

As of December 31, 2003, Hypo Real Estate Group in total employed 1,461 people.

The fact that we were able to effect the spin-off and build up the new Group so swiftly and so successfully is largely thanks to the dedicated commitment and motivation shown by all employees within the companies concerned. This applies in particular to the employees of Hypo Real Estate Bank AG who were directly affected by the downsizing. At all times, the employee representatives followed personnel developments within the companies critically but constructively; this was a key factor for the Group's successful realignment. We therefore extend special thanks to the members of the work councils and management representative bodies.

In 2004, personnel work will focus on establishing a uniform, group-wide corporate culture. This objective is already anchored in the mission statement and will now be put into practice. Measures will also include revising remuneration systems and concentrating on employee development.



Operating Units

Hypo Real Estate International

Key milestones during the spin-off process Hypo Real Estate Bank International has been created out of its predecessor, HVB Bank Ireland. HVB Bank Ireland has been officially operating under the name of Hypo Real Estate Bank International since September 15, 2003.

All of the Group's international structured finance activities have been pooled within this Bank, including above all the activities of the international branch offices and of Pfandbrief Bank International S. A., Luxembourg.

Of the original portfolio of HVB Bank Ireland commercial loans, an amount of approximately € 3.0 billion was transferred to HVB Banque Luxembourg S. A. As part of the spin-off process, an international real estate finance portfolio belonging to HypoVereinsbank and amounting to approximately € 8,1 billion (as of June 30, 2003) was then transferred to Hypo Real Estate Bank International.

As planned, Hypo Real Estate Bank International also purchased the HVB Group's US commercial real estate portfolio of around € 4.9 billion (US$ 5.8 billion) in November 2003. This represented an important step towards achieving a geographically balanced portfolio structure.

After capital increases in 2003 Hypo Real Estate Bank's International Tier-1 ratio amounts to 8.9 % according to BIS.

Strategic orientation Hypo Real Estate Bank International is as a leading provider of international structured real estate financing and continues to engage in the type of international real estate finance business that was successful in the HVB Group before the spin-off.

The Bank's strategy is transaction-oriented and is based on a combination of different competences in the areas of financing, structuring and risk transformation. The primary emphasis is on cash flow and on the potential benefit of each individual transaction in terms of risk and return. Careful attention is, however, also given to ensuring the attractiveness and diversification of the portfolio as a whole. Profitability takes precedence over volume and market share.

New business is originated by local units. Hypo Real Estate Bank International relies on dedicated specialists with local expertise and on a strong centralised risk management.

Business focuses on medium- to large-volume transactions for professional investors and developers. Hypo Real Estate Bank International often provides more than pure real estate financing. For large, complex projects in particular, its product portfolio ranges from investor consultancy services to the broad range of structured finance.

Result Despite the difficult underlying conditions prevailing during the year of the spin-off we exceeded our forecasts in 2003.

The purchase of the US real estate finance portfolio from HVB Group was completed in December, somewhat later than originally planned. Therefore this portfolio did not make any meaningful contribution to results in 2003. Still the operating income remained at the same level as the preceding year.

Once again, no loan losses were recorded in 2003. Nevertheless, we decided to build a general loan loss provision of € 37 million.

Establishment of the head office in Dublin resulted in a 30 % rise in general administrative expenses from € 50 million to € 64 million. Nevertheless, the level of expenses was still lower than planned as the workforce was only increased in successive stages. At € –5 million, the net income from investments was negative; in 2002, this item had been favourably influenced by extraordinary effects of € 30 million.

The pre-tax result of € 87 million was 10 % higher than forecasted, although the planned contribution to results from the US portfolio did not materialise.

Adjusted for the effects of the general loan loss provision and the tying up of capital in respect of the US portfolio, the return on equity after taxes amounted to 9.4 %, which was more than the cost of capital.

KEY FINANCIALS (IFRS)
in € millions

	2003	2002
Operating income	193	187
Net income from investments	–5	34
Provisions for losses on loans and advances	37	19
General administrative expenses	64	50
Other income/expenses	–	–1
thereof: restructuring expenses	–	–
Result before taxes	87	151
Result after taxes	57	126
Tier-1 ratio (in %)	8.9	n.a.
Return on equity after taxes (in %)	4.3	n.a.
Adjusted return on equity after taxes (in %)	9.4	n.a.
CIR (in %)	33.2	26.7

Portfolio structure As of December 31, 2003, Hypo Real Estate Bank International's portfolio of commitments amounted to € 18.6 billion. Of this, around € 13.0 billion (70 %) related to commercial real estate finance and € 5.6 billion (30 %) to municipal business. Most of the municipal business concerns Pfandbrief Bank International (PBI) loans.

The real estate finance portfolio, which is comprised exclusively of commercial real estate finance, can be divided according to different criterias, as illustrated in the examples below showing the type of financing, property type and geographical distribution.

TOTAL PORTFOLIO


Commercial real estate finance
€ 13.0 bn (70 %)
Municipal business € 5.6 bn (30 %)

PORTFOLIO BY PROPERTY TYPE


Office buildings 36 %
Retail trade 18 %
Logistics/warehousing 5 %
Mixed use 25 %
Hotels/leisure 9 %
Commercial housing construction 3 %
Other 4 %

PORTFOLIO BY FINANCE TYPE


Investment finance
€ 10.1 bn (78 %)
Development finance
€ 2.1 bn (16 %)
Other[1] € 0.8 bn (6 %)

PORTFOLIO BY COUNTRIES


Great Britain 37 %
US 23 %
France 22 %
Spain 3 %
Italy 4 %
Scandinavia 4 %
Other 7 %

1) e.g. VAT interim financing

Note: These figures do not include US business of € 1.2 billion. This is guaranteed by Hypo Real Estate Bank International (risk lies with this company) but has been entered into Württembergische Hypothekenbank's books and is shown there.

This broad country diversification ensures a good distribution of risk and reduces risks resulting from cyclical effects in national real estate markets. "Other" summarises financing business in Germany, Poland, the Czech Republic, Hungary, etc. None of these countries represents more than 1 %.

New business The level of originated new business exceeded the conservative expectations for 2003, the year of the spin-off. The overall volume of new business amounted to € 4.7 billion, of which € 1.0 billion were accounted for by Pfandbrief Bank International. Hypo Real Estate Bank International generated most of its new business in Europe. All in all, we were able to improve and expand our market presence and our customer relations, despite the fact that the positive effects of our marketing endeavours were partially offset by reductions in the existing portfolios.

Hypo Real Estate Bank International demonstrated in 2003 how its pan-European business model works. New business was originated, structured and processed in the Netherlands, Great Britain, the US, Sweden, France, Italy, Spain, Scandinavia and Germany. All this new business showed a good profit at a healthy level of risk.

The spin-off from the HVB Group meant it was not possible to focus all resources on the Bank's operating business. However, despite the major structural changes, we succeeded in showing total commitment to our customers and maintaining our high levels of service quality. The product range was continuously expanded and supplemented with innovative instruments from the field of real estate investment banking. This enabled us to offer our clients customised financing structures and solutions to suit their individual needs. By combining these instruments with the facilities offered by securitisation and traditional banking instruments, Hypo Real Estate Bank International was able to offer integrated, single-source solutions.

Refinancing One aspect of particular importance in the process of setting up the new entity of Hypo Real Estate Bank International was the expansion of the Treasury Department in Dublin. It was necessary for the Bank to have a modern and efficient Treasury division right from the beginning.

Special attention had to be given to the recruitment of personnel and the development of systems and processes. During the current year we will continue with the further development of these systems and processes in order to meet our own high risk management requirements as well as today's market standards.

As an integral part of these Treasury activities, Pfandbrief Bank International (PBI) of Luxembourg was transferred to Hypo Real Estate Bank International in September 2003. It was therefore possible to utilise the capacities and expertise thus acquired to optimum effect. Plans are also currently under way for international commercial real estate finance transactions that are eligible for cover to be refinanced by means of mortgage bonds issued in Luxembourg. Hypo Real Estate Bank International will therefore have at its disposal all modern financial instruments, ranging from money market business, unsecured bonds and mortgage bonds to securitisation transactions.

At the end of 2003 Hypo Real Estate Bank International issued a general programme for the issuance of future refinancing instruments, especially those involving longer maturities, that will permit the international placing of bonds. By pursuing a policy of intensive communication to the markets, the Bank also succeeded in securing extensive counterparty limits.

At the end of March 2003 the rating agencies reacted as follows to the planned integration of the former HVB Bank Ireland in the planned Hypo Real Estate Group:

At this time Standard & Poor's expected an A– rating for the Hypo Real Estate Bank International and specified this further in August with a negative outlook. The expected rating was assigned on 29 September.

At the beginning of April 2003 Moody's confirmed the A3 rating of the Hypo Real Estate Bank International with a stable outlook.

HYPO REAL ESTATE BANK INTERNATIONAL NUMBER OF EMPLOYEES as of December 31, 2003

Amsterdam	2
Dublin	104
London	63
Luxembourg	19
Madrid	11
Milan	5
Munich	45
Paris	34
New York	54
Stockholm	7
Total	**344**

Personnel In January 2003 our predecessor, HVB Bank Ireland – which was operating at the time under the previous business model – employed 35 people. Once the new business model had been adopted at the beginning of 2003, preparations were made to increase staff significantly.

Existing departments such as Finance, Operations, Treasury, Marketing and IT were expanded. In these areas we were able to build on the experience of the staff already in place. Complementing the expertise of the existing local workforce with new recruits from various countries was a key factor for success.

In other areas new divisions and competences had to be created. The requisite expertise, for example in the areas of risk management, risk controlling, auditing and legal affairs, was secured not only by recruiting new staff but also by taking over experienced personnel from the HVB Group.

At the end of 2003, 104 people were employed at Hypo Real Estate Bank International's headquarters; including international units, this represents a total workforce of 344.

Hypo Real Estate Bank International will continue to recruit highly qualified employees in 2004. Work will also focus on the introduction of a trainee programme.

Information technology At Hypo Real Estate Bank International, IT systems management is divided into two areas. The provision of hardware, operating systems and communications and information systems is the responsibility of IT Infrastructure. IT Systems provides all applications and interfaces. The aim is to implement an integrated IT system based on international standard software.

Regarding security, both departments undergo separate auditing by an independent security officer and the Auditing Department. Priority is attached to protecting data against loss or misuse. We use only internationally recognised hardware and software.

Wherever possible, new demands in terms of the IT infrastructure are met by expanding functions within existing systems. This ensures that the complexity of interfaces – and therefore IT costs – is kept within limits.

Following the introduction of a completely new IT infrastructure during 2003, important improvements and refinements to processes are planned for 2004.

Outlook for 2004 Conditions in the European markets will remain difficult in 2004. Nevertheless, there are opportunities for good and profitable transactions.

Each market has its own terms, risks and opportunities. Hypo Real Estate Bank International is aware of this and continuously assesses the attractiveness of potential markets against the background of a global network and on the basis of selected transactions. Currently, we are preparing new market entries from the offices in Tokyo and Hong Kong.

The expansion of the EU and the desire for integration of the major national economies in Central and Eastern Europe mean that Hypo Real Estate Bank International is reviewing its local presence in these markets.

In 2004, Hypo Real Estate Bank International will continue to focus on developing and enhancing its product portfolio. For example, it has been decided to supplement the core business of real estate structured financing with a capital markets division (including both rates and credit markets) which will concentrate on structuring, managing and transforming of complex risks using tools from different product groups. This activity will provide some diversification with regard to our sources of income as well as utilising our in-house expertise in such a way that we can offer our clients a broad range of structured investment market solutions.

The Bank will continue its successful, tried and tested business model in 2004 and will continue to enlarge its portfolio.

It can therefore be assumed that the results will be significantly improved in 2004.

Württembergische Hypothekenbank

Key milestones during the spin-off process After belonging to the HypoVereinsbank Group and its predecessor group for more than 80 years, Württembergische Hypothekenbank became part of the newly created Hypo Real Estate Group when the latter was spin-off from the HVB Group on September 29, 2003. As part of the structuring process for the new Group, the share held by the parent company DIA Vermögensverwaltungs-GmbH in Württembergische Hypothekenbank AG was successively increased during 2003, raising it from around 76 % to approximately 97 %.

A capital increase in August strengthened the Bank's equity base for the long term and opened up opportunities for further growth on the international real estate markets. At the end of 2003 the Bank had a sound Tier-1 ratio of 6.9 % according to BIS.

In October 2003 Württembergische Hypothekenbank concluded a profit and loss pooling agreement with its parent company. This will enable a further improvement in the Group's capital base.

Württembergische Hypothekenbank will also apply its core expertise in international mortgage transactions eligible as cover funds in its dealings with Hypo Real Estate Bank International. Its high placing capacities as a renowned issuer of mortgage bonds will therefore help to contribute to the market success of the Group as a whole.

Strategic orientation As a specialist financial institute with 135 years' experience in real estate financing, Württembergische Hypothekenbank adopts a low-risk approach – in other words, the Bank attaches great importance to low-risk structuring of its loan business and also to consistent risk management in all areas of activity.

The Bank already has more than 10 years' worth of expertise in Western European real estate markets. At present, almost all new mortgage business is acquired outside Germany.

Württembergische Hypothekenbank specialises in financing completed commercial properties where the net rental income will cover the principal repayments even in the event of a deterioration in the economic climate. This specialisation enables it to grant loans swiftly and with a high degree of reliability.

New business is secured via the Bank's own sales network. In the future, this will be supplemented through participation in selected loans of Hypo Real Estate Bank International.

Refinancing takes place mostly through the issue of mortgage bonds. Investment market activities are supplemented by the development and utilisation of other investment market products such as securitisation with a view to transferring risk.

Overall, therefore, Württembergische Hypothekenbank will continue the successful and proven business model and will be an integral part of the Hypo Real Estate Group.

While pursuing the same risk strategy, Württembergische Hypothekenbank plans to expand its business model by cooperating closely with Hypo Real Estate Bank International in order to extend the use of mortgage bonds as efficient refinancing instruments.

Result During 2003, Württembergische Hypothekenbank was smoothly integrated within the new Group and enjoyed an excellent start with the first joint financing for the purchase of HVB's US portfolio.

The portfolio was further diversified in 2003 and at the end of the year, the proportion of international finance transactions amounted to 59 %. Through the transaction WuerttHyp F-1 we were able to conclude the first synthetic securitisation transaction relating exclusively to French real estate loans.

KEY FINANCIALS (IFRS)
in € millions

	2003	2002
Operating income	104	107
Net income from investments	6	7
Provisions for losses on loans and advances	25	25
General administrative expenses	31	31
Other income/expenses	–	–
thereof: restructuring expenses	–	–
Result before taxes	54	58
Result after taxes	52	49
Tier-1 ratio (in %)	6.9	n.a.
Return on equity after taxes (in %)	8.2	n.a.
CIR (in %)	29.8	29.0

Operating income was almost the same as in the preceding year; the first favourable increase in margins was achieved in the second half of the year through the international portfolio. At € 25 million, provisions for losses on loans and advances remained at the same level as the preceding year. Current general administrative expenses remained stable, and the operating result of € 54 million was therefore on par with that of the preceding year. The profit and loss pooling agreement enabled the tax burden to be reduced by € 19 million, which led to a pleasing return on equity after taxes of 8.2 %.

Portfolio structure As of December 31, 2003, Württembergische Hypothekenbank's portfolio amounted to approximately € 26 billion. Of this, around € 12.2 billion (47 %) were accounted for by real estate financing and around € 13.8 billion (53 %) by public-sector financing; by contrast, public-sector financing only accounted for around 12 % of new business during the year under review.

The real estate portfolio can be divided according to several different criterias, as illustrated in the examples below showing property types, breakdown of commercial real estate into mortgage and public-sector finance business, and also a geographical analysis.

New business In 2003, the Bank's foreign activities again focussed on the core European countries of Great Britain, France, the Netherlands,

Sweden, Denmark, Switzerland, Ireland and Spain, as well as on the US.

The volume of new mortgage business agreed during the year under review reached a record level of € 3.3 billion. This represented a 63 % increase on the preceding year. Of this volume, an amount of € 3.2 billion or 99 % was accounted for by foreign business. Most new business (€ 2.0 billion) was acquired in other European countries. In addition, a significant share (€ 1.2 billion) was accounted for by real estate loans in the US. The majority of new business in the US was attributable to a special transaction that enabled Hypo Real Estate Bank International to refinance the US portfolio it had acquired from the HVB Group.

The significant growth in new mortgage business was achieved without bypassing the strict requirements on risk-return relationships. The Bank's own internal systems for controlling new business enable a precisely targeted evaluation of all individual commitments, thereby also ensuring the long-term quality of the loan portfolio.

German mortgage business did not meet the Bank's requirements in terms of profitability and risk during the year under review. Its share of overall new mortgage business therefore amounted to just 1.5 %. Of overall new mortgage business, an amount of € 0.6 billion was accounted for by residential properties and € 2.7 billion by commercial properties.

Municipal business continues to produce inadequate operating returns. The Bank has withdrawn from this segment even further than in the preceding year. New lendings during the year under review amounted to just € 0.5 billion, around 76 % down on the preceding year's figure of € 1.9 billion.

TOTAL PORTFOLIO


Public-sector financing business 53 %
Commercial real estate 31 %
Housing construction 16 %

Including commitments, approximately two-thirds of the mortgage loan portfolio of € 12 billion is accounted for by commercial construction and one-third by housing construction.

PORTFOLIO BY PROPERTY TYPE


Office buildings 59 %
Retail trade 26 %
Hotels 5 %
Logistics/warehousing 4 %
Other 6 %

Office and retail buildings accounted for 85 % of Württemberger Hypo's portfolio.

PORTFOLIO BY COUNTRIES


Germany 41 %
Great Britain 24 %
France 9 %
The Netherlands 7 %
US 10 %
Sweden 6 %
Other 3 %

Including commitments, the mortgage loan portfolio increased significantly during the year under review, from € 10.8 billion to € 12.2 billion. This represents a 13 % increase on the corresponding value for the preceding year.

Municipal portfolios fell due to the Bank's successive withdrawal from the segment. The reduction from € 16.0 billion in the preceding year to € 13.8 billion in 2003 constituted a fall of 13.5 %.

Refinancing In fiscal 2003, Württembergische Hypothekenbank's refinancing strategy was aimed at emphasising the Bank's core competence, namely refinancing by means of mortgage bonds.

In contrast to the preceding year's strategy, two jumbo mortgage bond issues (€ 1 billion in mortgage bonds and € 1.5 billion in public-sector bonds) were placed on the debt capital markets. The demand from investors for these bonds exceeded expectations and therefore enabled a continuous reduction in the Bank's refinancing costs.

In addition to large-volume issues, the Bank refinances itself via a number of smaller debt securities. This ensures an appropriate mix of maturities and evens results in a steady stream of refinancing.

Issuing activities were backed up by numerous meetings with investors in Germany and other countries of Europe. This further consolidated the Bank's reputation as a reliable issuing house and helped secure new investors.

During the year under review, Württembergische Hypothekenbank increased its range of foreign currency bonds with the addition of mortgage bonds in Swedish krona. The Bank also secures refinancing in pounds sterling, Swiss francs and US$.

The overall volume of external funds raised to refinance loan operations amounted to € 6.3 billion. Of this, € 2.5 billion (40 %) was accounted for by public-sector bonds, € 1.8 billion (28 %) by mortgage bonds and € 2.0 billion (32 %) by unsecured debt securities. At the end of 2003 the Bank's volume of outstanding debt securities amounted to € 23.9 billion.

As one of the three operating units of the Hypo Real Estate Group, Württembergische Hypothekenbank has undergone a change in role. Its status as an established issuing house for the entire Group is now of particular significance. This function was put to the test in the refinancing of the US portfolio that the Hypo Real Estate Group acquired from the HVB Group.

At the beginning of the year under review, the rating agencies reacted in different ways to the Bank's inclusion within the proposed Hypo Real Estate Group. Moody's reduced its rating from A2 to A3, with a stable outlook. Standard & Poor's reacted to the spin-off and particularly Württembergische Hypothekenbank's position within the new Group with a "credit watch with positive implication", which was followed in October 2003 by a rating increase from BBB+ to A–.

In 2003, Standard & Poor's again awarded its top rating of AAA for Württembergische Hypothekenbank's public-sector bonds and mortgage bonds. This rating was based on the quality of the cover funds and the coverage structure. In contrast, Moody's rating approach makes mortgage bond ratings dependent on the bank rating. Consequently, Moody's downrate in the bank rating also resulted in a reduction in the mortgage bonds and public sector bonds ratings, although this by no means reflected a more critical evaluation of the cover funds.

In recent years, Württembergische Hypothekenbank has established itself as one of Germany's few regular issuers on the securitisation market.

When securitising mortgage loans, it converts non-tradable real estate loans into tradable loan derivatives. Essentially, the loan loss risk from the securitised loans is transferred to a broad stratum of investors. This risk transfer enables the Bank to protect itself against the credit risk from the securitised portfolio. The improvement in the risk position also relieves the pressure in terms of the equity base required for securitised loans. This enables the Bank to build up a larger mortgage portfolio in relation to its equity capital, i.e. it is able to generate more new business.

In December 2003 the transaction referred to as WuerttHyp F-1 secured a large part of the Bank's French mortgage portfolio against loan loss risks. The securitised portfolio is representative of the entire portfolio and consists of 106 commercial real estate loans averaging € 5.6 million. Reflecting the fact that the French real estate market is concentrated in Paris, 74 % of the real estate relating to the securitised loans is in the Paris region, while the remaining properties are divided between regional centres such as Lyon or Marseilles. In the market, the quality of the securitised portfolio is assessed as above average.

A characteristic feature of Württembergische Hypothekenbank's transactions is that, in contrast to comparable transactions by other issuers, the Bank acts here not only as issuer but also as arranger. The complex technology for planning, implementing and structuring such innovative products has now been established on a broad basis within Württembergische Hypothekenbank. In the future, the Bank will use this know-how to optimise its portfolio and level of profitability.

Personnel Württembergische Hypothekenbank's business operations are concentrated at its Stuttgart headquarters where around 180 people are employed. The Bank also has representative offices in the key European markets.

To enable the Bank to respond to both market demands and also the Bank's own requirements, its human resources policy attaches priority to equipping employees to deal with increasingly demanding requirements and complex issues, thereby laying the foundations to ensure the Bank's continuing business success.

As part of HR development, the focus on long-term success is buttressed by measures and activities designed to show visible short-term success. A good personnel development policy increases the Bank's attractiveness as an employer while also contributing to its economic success. In addition to identifying potential, the Bank gives motivated and successful employees personal encouragement and support, either by recruiting them to the "junior executive development team", by awarding more extensive duties and responsibilities or by offering personalised career planning. Here, the Bank focuses on "retention management", i.e. it aims to encourage high-quality, successful employees to remain loyal to the Bank. To do this, it is vital to convince such employees that the Bank offers good prospects and for them to view the Bank as an attractive employer.

The growing demands made on banks in terms of innovative capacity and the productive use of knowledge as a resource mean it is vital to ensure that employees have high levels of qualification and that a transfer of knowledge takes place within the company. Advanced vocational training tailored strictly to requirements within Württembergische Hypothekenbank is supported by a system of training and implementation controlling in order to ensure that training measures are as effective as possible.

Information Technology IT support for Württembergische Hypothekenbank's business model is provided by the PARIS applications system that was developed by Württembergische Hypothekenbank at the beginning of the 1990s and that is specially tailored to the needs of mortgage banks. It comprises several integrated software components that are combined with external software components (e.g. for derivatives business) incorporated to provide a complete system that meets all requirements of a mortgage bank, covering all relevant areas of activity and products (e.g. loan and securities business) as well as all necessary processes and functions (e.g. payment transactions, reporting and risk control).

Outlook For the current fiscal year, the Bank is forecasting higher levels of new mortgage business than in the preceding year, because of a more intensive cooperation with Hypo Real Estate Bank International. Once again, efforts will focus on originating business in Western European real estate markets. Business volumes should rise further in the core markets of the United Kingdom, France, Scandinavia and the Netherlands. The role of markets where activity has not been so focussed is expected to increase. The successful business expansion in the United States of America should be continued and consolidated.

As far as public-sector finance business is concerned, the Bank will continue its defensive strategy and thus continue to limit its activities during 2004. Earnings opportunities remain unsatisfactory with no improvement expected in the medium term.

The environment for capital market business is expected to show only marginal change during the current year. Investment market returns are expected to move sideways in the first months of the year. With continued conservative risk positioning, the earnings contribution from investment market business is expected to remain at the same level as the preceding year.

Overall, it is anticipated that Württembergische Hypothekenbank will achieve a stable result in 2004.

Hypo Real Estate Germany

Key measures during the spin-off process On October 24, 2003 Hypo Real Estate Bank AG sold FGH Bank, of Utrecht, to the Dutch Rabobank. The transaction took effect retroactively as from January 1, 2003.

Following the buy-out of the minority shareholders at Westfälische Hypothekenbank AG and the completion of the squeeze-out of the remaining minority shareholders at HVB Real Estate Bank AG the merger of Westfälische Hypothekenbank AG into Hypo Real Estate Bank AG was carried out as planned on November 3, 2003.

It is expected that the entire integration process will be completed as scheduled by July 2004.

The merger will produce important synergies and improve Hypo Real Estate Bank AG's cost situation. The merger of the two banks also strengthens the position of the new, combined Hypo Real Estate Bank in the market. After a capital increase in 2003 Hypo Real Estate Germany's Tier-1 ratio amounts to 7.4 % according to BIS.

Strategic orientation In 2003, Hypo Real Estate Bank AG carried out an extensive realignment of its business policy. Attention focused on restructuring the loan portfolio in terms of profitibility and assset quality with the aim of achieving a significant reduction in overall volumes and improving the returns on individual transactions. The consistent melting down of the mortgage finance portfolio also reflects the need to achieve a balance in terms of the proportion of German business within the Hypo Real Estate Group. In addition to scheduled redemptions and the paring down of portfolios as loans become due for prolongation – only 51.5 % of the portfolio was extended on the interest rate adjustment dates – portfolio sales were also used as a means of reducing portfolio volumes. For example, a portfolio of retail loans amounting to approximately € 600 million that was no longer consistent with the Bank's strategy was successfully sold in December 2003. In the same way, a portfolio of non performing loans amounting to approximately € 490 million (incl. interest and other receivables) was also successfully sold. The difficult market environment in Germany was taken into account through a significant increase in the risk provisions for losses on loans and advances compared with the preceding year.

By consistently applying its risk/return-oriented business policy, the Bank has achieved a significant increase in margins. In the medium term this approach – combined with an intentional and planned acceptance of higher-than-average portfolio reductions – will help ensure a marked increase in the profitability of the remaining loan stock.

Result Hypo Real Estate Deutschland more than fulfilled its ambitious targets for 2003.

The planned reduction in the loan portfolio to € 78 billion was exceeded by € 4 billion.

The prolongation margin was increased from 125 basis points to more than 160 basis points and was therefore significantly higher than expected.

The workforce was reduced in line with planning, with the result that as of January 1, 2004, the Company employed 200 fewer people than one year ago.

We spent € 86 million on the restructuring of our business that was commenced during the year under review; an amount of € 33 million was allocated to restructuring provisions.

Compared with the preceding year, operating income increased by € 32 million to € 436 million. Here, the one-off effects of the FGH dividend amounting to € 33 million and income from the sale of land amounting to € 20 million must be taken into consideration. After eliminating these effects, the operating income therefore fell slightly by € 8 million, largely due to the burdon of unrealised interest on poorly performing loans.

Before offsetting the risk shelter of € 460 million, risk provisions for losses and loans and advances rose once again, by € 189 million. After offsetting the risk shelter, they fell by € 271 million to € 190 million. With this risk provision the cover ratio was increased to 32 % of the workout portfolio.

KEY FINANCIALS (IFRS)
in € millions

	2003	2002
Operating income	436	404
Net income from investments	–2	21
Provisions for losses on loans and advances	190	461
General administrative expenses	152	154
Other income/expenses	–103	–3
thereof: restructuring expenses	86	2
Result before taxes	–11	–193
Result after taxes	–16	–186
Tier-1 ratio (in %)	7.4	n.a.
Return on equity after taxes (in %)	–0.7	n.a.
CIR (in %)	34.9	38.1

At € 152 million, general administrative expenses remained relatively stable as the reduced personnel expenses were offset by increased IT expenses connected with replacement of the IT system.

After taking restructuring expenses into consideration, the net loss for the year before taxes was therefore lower than anticipated and amounted to € 11 million.

Portfolio structure Hypo Real Estate Bank AG's public sector finance portfolio as of December 31, 2003 amounted to approximately € 54.5 billion. This included € 35.9 billion in municipal loans and € 18.6 billion in other loans and debt securities.

The loan portfolio of the Hypo Real Estate Bank AG at December 31, 2003 totalled approximately € 74.4 billion. Of this, an amount of around € 38.5 billion was accounted for by real estate financing and an amount of around € 35.9 billion by public-sector financing business.

The restrictive policy on new business and the selective approach to prolongations based on strict risk/return criteria resulted in the mortgage loan portfolio being reduced in line as planned by approximately € 4.6 billion to € 38.5 billion.

The municipal loan portfolio shrank due to the Bank's successive withdrawal from this business. There was a 21% reduction from € 45.7 billion in the preceding year to € 35.9 billion in 2003.

New business During the year under review, the restructuring of the bank was the main focus. Restrictive conditions were therefore attached to new mortgage business, which was limited to selected finance transactions; overall, new business amounted to just € 422 million.

TOTAL PORTFOLIO


Public-sector financing business 48 %
Commercial real estate 22 %
Housing construction 30 %

The mortgage loan portfolio of € 38.5 billion consists of approximately € 16.6 billion relating to commercial construction and € 21.9 billion relating to housing construction.

PORTFOLIO BY PROPERTY TYPE


Office buildings 47 %
Retail trade 31 %
Hotels 6 %
Industry/logistics 5 %
Hospitals and Sanatoriums 4 %
Plots 1 %
Other 6 %

PORTFOLIO BY COUNTRIES


Germany 92 %
The Netherlands 5 %
France 1 %
United Kingdom 2 %

The municipal loan business continues to achieve inadequate operating returns. The Bank therefore withdrew from this segment to an even greater extent than in the preceding year. New lendings during the year under review amounted to just € 236 million.

Hypo Real Estate Bank AG's loan portfolio comprises mainly long-term fixed-interest loans. In restructuring the portfolio, the Bank is focussing on opportunities for optimisation that arise when loan agreements expire or when customer demands are being met.

Customer service focuses on activities designed to minimise risk and improve earnings. In addition to traditional fixed-interest agreements, which are currently only being offered with fixed periods of around three years, the Bank also uses interest derivatives where customers express the wish to take advantage of the current low rates on the capital market.

Refinancing In 2003, refinancing activities focussed on improving the Bank's structural liquidity. Against the backdrop of the spin-off and the resulting downgrading of ratings, it was vital to minimise the risks resulting from future refinancing requirements. To this end, debt securities amounting to a total volume of approximately € 15 billion were issued in the market. Of these, around one-third were mortgage bonds, one third public-sector bonds and one third unsecured bonds and borrowers' notes. Here, it is important to highlight the extremely successful placement of a three-year mortgage bond amounting to € 1.75 billion in July. In addition, the sale of parts of the mortgage portfolio and the liquidity lines provided by HypoVereinsbank under the spin-off also helped to strengthen structural liquidity.

To avoid short-term liquidity risks, only a small volume of unsecured funds was raised on the money market and the issue volume under the CP programme was also kept low at approximately € 1.3 billion. The main focus here was on secured borrowing via repo transactions. Our good liquidity position meant that, on balance, we made unsecured liquidity available to the money market.

Using the swap curve as a benchmark for measurement, our refinancing terms have improved successively over the course of the year. Contributory factors included the welcome given to the Hypo Real Estate Group's business model by the investment markets. This is also reflected in the development of Hypo Real Estate Holding AG's share price. Further factors were the reduced issue volume resulting from the Bank's restructuring, the increased use of structured issues and the generally more favourable standing of German banks on the markets.

At the end of March 2003 Standard & Poor's downgraded the rating of HVB Real Estate Bank AG and of Westfälische Hypothekenbank AG from BBB+ to BBB and placed both institutes to "CreditWatch with negative implications".

The downgrades and CreditWatch placings followed the announcement on details concerning the planned spin-off at the end of March 2003. As advised the negative CreditWatch criteria of the two institutes were replaced by a negative outlook after the spin-off became effective.

At the beginning of April 2003 Moody's downgraded the rating of HVB Real Estate Bank AG from A1 to Baa1 and that of Westfälische Hypothekenbank AG from A2 to Baa1; the outlook for both institutes remained stable.

In April 2003, Fitch assessed HVB Real Estate Bank AG with a BBB rating and a stable outlook.

Standard & Poor's also awarded the best Rating AAA in 2003 for the public sector bonds of HVB Real Estate Bank AG and Westfälische Hypothekenbank AG. The downgrade in the institute rating by Moody's led at the same to a reduction in the bond rating from Aa1 or Aa2 respectively to A1 for the mortgage bonds and from Aaa or Aa1 to Aa3 for the public bonds, without this having reflected a more critical assessment of the cover funds. Based on the announced introduction of a cash value cover regulation, and the changed rating approach deriving from this, Moody's set the public sector bonds and the mortgage bonds to "review for possible upgrade" in January 2004. Fitch assesses the public sector bonds with AAA and the mortgage bonds with AA+.

The change of name from HVB Real Estate Bank AG to Hypo Real Estate Bank AG and the merger between Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG had no influence on any of the ratings.

Employees In 2003, the main focus of attention for the employees of Hypo Real Estate Bank was on the major restructuring projects: first, the spin-off from the HVB Group on September 29, 2003 and the associated strategic changes that resulted in the closure of all of the Bank's decentralised offices during the third quarter, and second, the merger with Westfälische Hypothekenbank AG which was successfully completed on November 3, 2003.

As part of these measures, the number of people employed by the new, merged entity at the beginning of 2004 was reduced to 853 (equivalent to 809 full-time positions). By way of comparison, a total of 1,053 people (equivalent to 1,016 full-time positions) had been employed by the two institutes HVB Real Estate Bank AG and Westfälische Hypothekenbank AG as of December 31, 2002.

We only succeeded in achieving our targets because of the extraordinarily constructive cooperation we enjoyed with the employee representative organisations. Despite the tight timetable and the enormous workload, viable and harmonious solutions were arrived at in an environment of trusting cooperation with the representative committees as well as with the various staff council organisations.

In 2004, continuing the restructuring process will lead to a further reduction in the workforce which is already in progress.

Information technology The IT system acquired before the spin-off from the HVB Group is being replaced by an independent standard system for mortgage banks known as PARIS. This system is also used by the sister company Württembergische Hypothekenbank and was used by the former Westfälische Hypothekenbank.

The project work required to implement the new system and migrate data stocks made good progress during 2003. Conversion to the new IT system is planned for the end of the first six months of 2004. This will create the basis for combining the IT systems of Hypo Real Estate Bank AG and the former Westfälische Hypothekenbank AG, enabling the technical merger to be completed towards the middle of 2004.

Outlook Hypo Real Estate Bank AG anticipates a slight improvement in Germany's overall economic climate in 2004. However, the outlook remains bleak for Germany's construction industry.

In 2004, Hypo Real Estate Bank AG will be pursuing two key objectives:

- Priority will focus on the restructuring programme that was commenced in 2003 and that has progressed successfully in line with expectations. The Bank will continue to follow this programme consistently in 2004. As before, we will concentrate on analysing, evaluating and optimising the existing portfolio in terms of risk with a view to reduce the existing loan portfolio further and to increase profitability.
- In 2004 the Bank will make preparations to resume new business. To this end, the Bank will develop the business strategy required for new business and will implement this as soon as possible but probably by the beginning of 2005. When planning our new business we will attach priority to profitability rather than growth in volume. Hypo Real Estate Bank AG will only grant prolongations if prices are adjusted in line with the risks involved.

The Bank anticipates high levels of provisions for losses on loans and advances in 2004. The Bank has a risk shelter from HVB AG amounting to € 130 million and so it therefore anticipates a balanced result for 2004.



Management Report of Hypo Real Estate Holding AG, Munich, Consolidated Management Report

Where no specific reference is made to Hypo Real Estate Holding AG, the information given refers to the Group.

Financial Review

A successful start into independence The past weeks and months have been very eventful. Following the spin-off and the successful listing at the stock exchange, we pay our attention to the advancement of the Group.

The Hypo Real Estate Group, under the roof of Hypo Real Estate Holding AG, has adopted a cash-flow-oriented and transaction-driven business model. This means that each individual transaction is considered and decided on its own merits. Priority is put on profitability and risk management.

We have demonstrated our commitment to the international real estate finance market by expanding our presence in international markets. In December, for example, Hypo Real Estate Bank International purchased the HVB Group's US real estate finance portfolio. Other measures included the establishment of branches in several European countries.

The melting down of Hypo Real Estate Bank AG's risk-carrying German portfolio and the resulting reduction of our risk weighted assets has enabled us to make good progress towards our stated objective of restructuring our German real estate finance business. In October, Hypo Real Estate Bank AG sold its Dutch subsidiary FGH Bank, which is specialised in low-volume commercial and housing finance. In November the merger with Westfälische Hypothekenbank AG took place and marked an important milestone in the restructuring programme. In December two portfolio sales ("true sales") were concluded totalling around € 1.1 billion.

December 31, 2003 marked the successful conclusion of our first year as an independent group. As the Hypo Real Estate Group did not exist in its present form on December 31, 2002, it is only possible to make limited comparisons with the preceding year's figures. We have therefore refrained from comparing the Income Statement with figures from the preceding year. The balance sheet positions are compared with the figures from the opening balance sheet as at January 1, 2003.

Income Statement The Hypo Real Estate Group can look back on a successful year 2003 in which developments exceeded our forecast.

For fiscal 2003, our operating income totalled € 738 million. The fourth quarter saw an increase in commission income in particular.

Net interest income amounted to € 674 million. Here, the net interest income for our operating unit Hypo Real Estate Germany was burdened in particular by unrealized interest on poorly performing loans amounting to € 102 million. By contrast, FGH Bank's dividend of around € 33 million for fiscal 2002 made a favourable contribution to the net interest income.

Provisions for losses on loans and advances amounting to € 252 million were shown as a net amount after being setted HVB AG's risk shelter of € 460 million in favour of Hypo Real Estate Bank AG. The operating unit Hypo Real Estate International did not apply any specific write-downs of loans and advances in 2003. As a precautionary measure, we have, however, formed a general provision in the amount of € 37 million. Württembergische Hypothekenbank AG added an amount of € 25 million to provisions for losses on loans and advances. The net interest income after provisions for losses on loans and advances therefore totals € 422 million.

The net commission income of € 45 million reflects in particular the commission income for the operating unit Hypo Real Estate International which amounted to € 55 million. It also includes commission expenses in connection with securitisation.

The balance of the other operating income/expenses in the fiscal year was positive at € 19 million; this position mainly includes income from the sale of properties which are no longer required for operating purposes.

The general administrative expenses of € 260 million comprise personnel expenses of € 134 million, other general administrative expenses of € 107 million and amortisation and depreciation of € 19 million. The expansion of our international presence led to a rise in general administrative expenses over the last few months of the year for the operating unit Hypo Real Estate International in particular, whereas costs incurred by the operating unit Hypo Real Estate Germany developed in line with the restructuring plan.

The operating result for the reporting period under amounted to € 226 million.

The balance of other income/expenses of € –69 million was predominantly influenced by the restructuring expenses of € 86 million incurred by the operating unit Hypo Real Estate Germany; these expenses included additions to restructuring provisions in an amount of € 33 million and current restructuring expenses of € 53 million. These comprised personnel expenses of € 29 million, special IT write-downs of € 34 million and other general administrative expenses of € 23 million. On the other hand, a positive effect resulted from the negative goodwill of € 35 million, which had to be released in the income statement.

The result before taxes amounted to € 156 million. The effective tax burden was reduced by using part of Hypo Real Estate Holding AG's corporation-tax and trade-tax loss carryforwards out of the spin-off. To achieve this, a profit and loss pooling agreement was concluded between DIA Vermögensverwaltungs-GmbH, which has now been merged into Hypo Real Estate Holding AG, and Württembergische Hypothekenbank AG.

After taxes on income of € 40 million, the Hypo Real Estate Group's net consolidated income after minority interests (€ 1 million) amounted to € 115 million in fiscal 2003; this represents a return on equity of 2.8 %.

The Group's parent company, Hypo Real Estate Holding AG generated most of its income from the profit and loss pooling agreement with Württembergische Hypothekenbank AG. On the expense side, the parent company incurred general administrative expenses and interest expenses relating to the participatory capital.

. Balance Sheet As at December 31, 2003, the Hypo Real Estate Group's total assets amounted to € 152.9 billion. This represents a 10.0 % reduction on the total assets as at January 1, 2003. We succeeded in reducing the portfolio to an even greater degree than planned. The decrease is predominantly attributable to the € 12.8 billion reduction in lending volume by the operating unit Hypo Real Estate Germany, of which an amount of € 4.8 billion related to real estate finance and € 8.0 billion to municipal loans. By contrast, due to the purchase of the portfolios from HVB Group and to the acquisition of new business, the loan portfolio of the operating unit Hypo Real Estate

International increased by € 13.6 billion to € 17.8 billion.

Our investments fell by 9.3 % to € 36.5 billion. They comprise held-to-maturity investments (fixed-income securities that are intended to be held until they mature) of € 16.4 billion, available-for-sale investments (investments that are available for sale) of € 20.1 billion and investment properties.

Refinancing was largely achieved through the issue of public-sector bonds (€ 67.8 billion) and mortgage bonds (€ 31.9 billion). Securitisation totalled € 110.2 billion. Deposits from other banks rose to € 19.4 billion (+ 2.8 %) while amounts owed to other depositors rose to € 7.8 billion (+ 16.6 %).

The balance-sheet shareholders equity fell due to changes in the valuation of financial instruments reflecting the development of the available-for-sale reserve and the cash flow hedge reserve. In particular, the available-for-sale reserve show the differences between the carrying amount and the fair values of our securities portfolios. Our available-for-sale financial instruments did not show any loss of value affecting net income or loss. The cash flow hedge reserve shows changes in the fair value of the hedging derivatives of efficient cash flow hedges. The changes in value for these derivatives will be compensated by positive effects under hedging relationships that cannot yet be recorded in the balance sheet; on its own, therefore, the cash flow hedge reserve cannot be considered a reliable economic indicator. As the negative changes in the value of derivatives are offset by hidden reserves in the balance sheet, this in particular does not have any detrimental impact on the shareholders' equity. The available-for-sale reserves and the cash flow hedge reserves are therefore not taken into consideration when calculating the return on equity. Excluding the revaluation reserves, the shareholders' equity rose by 2.6 % to € 4.2 billion.

As at December 31, 2003, our own funds (core capital, Tier II capital and Tier III capital) amounted to € 6.2 billion. These funds include core capital based on approved financial statements in an amount of € 4.1 billion and Tier II capital of € 2.1 billion. We did not hold any Tier III capital on the reporting date.

Our core capital ratio according to BIS was 7.6 % as at December 31, 2003; the BIS total capital ratio was 11.5 %.

Securitisation and the passing-on of credit risks to the investment market reduced our risk weighted assets by € 7.1 billion. Overall, the Hypo Real Estate Group's risk weighted assets amounted to € 54.0 billion. Our market risk positions amounted to € 8.0 million.

Events after December 31, 2003 During the first weeks of the current fiscal year we made further progress in implementing our business model. For example, at the beginning of February, Hypo Real Estate Bank AG concluded an agreement to outsource the administration and management ("servicing") of a portfolio of retail mortgage loans portfolio amounting to around € 5.8 billion. Under the agreement the transfer of the servicing will take place at the beginning of December 2004. The portfolio will continue to be shown on Hypo Real Estate Bank AG's books.

At the beginning of February we extended our activities within Hypo Real Estate Bank International puc with a "Capital Markets" division comprising the sub-divisions "Rates" and "Credit Markets". In future, we will therefore be able to offer a broad range of structured investment market solutions.

Moreover, in February, Hypo Real Estate Bank International puc issued its first bonds. The volume amounts to € 450 million. The bonds were issued under the new Medium-Term Note Programme (MTN Programme) that allows Hypo Real Estate Bank International puc to issue debt securities worth up to € 10 billion. To ensure fulfilment of the obligations arising under the MTN Programme, Hypo Real Estate Holding AG has issued a guarantee for the full amount in favour of Hypo Real Estate Bank International puc.

Outlook The forecasts relating to the future development of the Hypo Real Estate Group are based on estimates made using the information that is available to us at the present time. Actual results may differ from current forecast results if the assumptions on which the forecasts are based do not materialise or if the risks outlined in the Risk Report do not arise to the extent anticipated.

In 2004 we aim to underscore our commitment to international commercial real estate finance business. We intend to further expand the foreign portfolio held by our operating unit Hypo Real Estate International while paring down the portfolio held by the operating unit Hypo Real Estate Germany. For new business, we will continue to apply our cash-flow-oriented and transaction-driven business model. We will press forward with our activities in the "Capital Markets" division, which will open up extensive opportunities for us to enhance the product range and the value-added chain of the Hypo Real Estate Group.

We expect that this will impact favourably on our business performance. We aim to achieve a Group return on equity after taxes of 3.5 to 4 % by the end of 2004. At the international level, we will benefit from the portfolio increase, improved margins and our enhanced product offering. The net interest income for the operating unit Hypo Real Estate Germany will continue to decline as a result of the paring down of the portfolio and of unrealized interest on problem loans. However, taking into account HVB AG's risk shelter of € 130 million, we are aiming to produce a balanced result for the operating unit Hypo Real Estate Germany in 2004.

In 2004, Hypo Real Estate Holding AG will again earn most of its income from the profit and loss pooling agreement with Württembergische Hypothekenbank AG. As things currently stand, no dividend payments by the other subsidiaries are planned. Nevertheless, we expect to record a positive result.

Risk Report

Introduction By forming Real Estate Holding AG and establishing the participating interests in the banks it was possible to create within a very short space of time a lean, closely interwoven Group structure which is competitive. Existing tried and tested organisational and process-related structures at the individual banks were supplemented with Group functions within the holding company to ensure that in terms of concept, risk management and risk control tasks can be uniformly and systematically implemented across the Group.

Risk management Risk management within the Hypo Real Estate Group is aimed at achieving a reasonable return on risks while at the same time applying risk-policy-oriented guidelines and instruments to limit these risks in such a way as to ensure that no unexpected charges impair the stability of the Group. Risk management within the Hypo Real Estate Group therefore always stands for careful and responsible handling of risk.

Appointing members of the holding company's Executive Board to the supervisory boards of the individual banks ensures a uniform risk policy across the Group. For example, all loan commitments planned by the banks that exceed a certain level must be presented in a synopsis to the loan committees of the respective supervisory boards in order, among other things, to limit concentrations of risks within the Group.

Responsibility for operational risk management lies with the individual banks within the Group. To ensure the necessary harmonisation prescribed by law and an appropriate operational coordination of risk management, the holding company has established several committees at Executive Board level:

- the Group Asset and Liability Committee for market and liquidity risks,
- the Loan Portfolio Committee for all credit risks and
- an Operational Risk Committee for operational risks.

These committees comprise members from all Group units and meet on a regular basis to set framework conditions for risk policy within the Group; they allocate risk limits and decide on methods for measuring risks as well as discussing and issuing recommendations on current positioning.

At Group level, risk management aims to increase the value of the capital used. To generate goodwill, the return on the capital used must exceed the costs of capital. Risk premiums are the most important determinants of capital costs; these premiums can vary for each stake due to differences in risk bias. This also justifies differing earnings expectations among the banks, as German banks in particular are still experiencing charges due to the fact that their existing portfolios offer insufficient returns. Within the Group, therefore, capital is consistently and regularly reallocated to the unit whose returns from new business are already exceeding capital costs. Regular plans with respect to performance and balance sheet structure and also risk structure have to be drawn up in implementation of the risk policy. In addition to the need to comply with legal obligations, activities such as measuring risk and setting risk premiums and/or analysing the risk structures of portfolios are also vitally important from an operational point of view.

Throughout the Hypo Real Estate Group, a uniform distinction is made between credit risk, market risk, liquidity risk, operational risk and strategic risk. Processes, responsibilities and reporting lines for managing these risks are specified in the respective organisational manuals of the individual banks and are binding on all employees.

Credit risks Credit risks include the loan default risk, counterparty risk, issuer risk and country risk; they refer to the potential loss that could result from the default or deterioration in credit ratings of loan customers, of issuers of promissory notes and debt securities, or of counterparties in money-market, securities and derivatives transactions.

In addition to the credit rating risk, the credit risk for real estate finance business also includes the risk arising from a possible loss in the value of collateral due to factors relating to the buildings themselves or to the real estate market. A secondary risk that losses in rental income on the part of the borrower may jeopardise our commercial real estate finance transactions in terms of the ability to cover capital repayments may present itself in the form of either a credit rating risk or a collateral risk. The resulting risks are limited by ensuring conservative lending maturities, rentals sufficient to cover capital repayments, project-oriented redemption rates and an appropriate use of equity capital on the part of the borrower. The Hypo Real Estate Group's lending policy is based on the following core principles:

- Careful, reliable credit analyses for each individual transaction
- Determining the ability to cover the debt service for forecasted cash flows as well as calculating the current and sustainable value of collateral
- Use of rating procedures to determine the likelihood of default on the part of borrowers and the use of early warning systems
- Regular, active monitoring of the real estate markets and adjustment of lending policy where necessary
- Avoidance of concentration risks and systematic diversification of the loan portfolio through active loan portfolio management
- Resaleability/syndicability of loans

The Risk Control units constantly monitor the quality of the evaluation methods employed and are currently adapting them to ensure uniformity across the Group that complies with future requirements under Basel II.

Through appropriate organisational measures and the functional separation of credit processes into market and back-office, the Hypo Real Estate Group already meets the German Minimum Requirements for Credit business for credit institutions (MaK). The credit risk process specifies that each external loan commitment may only be entered into after a clearly defined internal approval process has been carried out. Borrower units pursuant to section 19 (2) of the German Banking Act [Kreditwesengesetz, KWG] are taken into account both when carrying out a credit analysis and during the credit authorisation process. The credit risk process also ensures compliance with principles or sub-portfolio limits laid down for specific property types or regions that have been adopted as part of risk strategy. The evaluation of risk and return and hence of risk-oriented margins to ensure appropriate returns on equity capital provides the basis for decisions, as regards both awarding new loans and extending existing loan commitments. In addition to traditional lending business the Hypo Real Estate Group is also actively engaged in the purchase, structuring and further placement of mortgage-backed securities.

The Hypo Real Estate Group's public-sector finance business focuses on central and regional governments, selected regional and local public authorities and other public-sector institutions with excellent credit ratings. In line with its strategic orientation, the Group plans to reduce its public-sector finance portfolio over the coming years.

The counterparty risk refers to potential losses in connection with interest- and foreign-currency-related derivatives and forward transactions. These transactions are predominantly used to hedge positions as part of the asset/liability management. Throughout the Group, the counterparty risk is measured using a value-at-risk approach based on the market-to-market method and a distinction is made between pre-settlement and settlement risks. An issuer risk arises from the portfolio of securities and promissory notes. The credit risks involved in derivatives, securities and money market transactions derives from financial institutions, central banks and supranational organisations those also having above-average credit ratings. Credit analyses are based on a combination of external information sources and internal research. Limit setting as an indication of maximum willingness to incur risks vis-à-vis such counterparties and issuers is closely linked to their financial ratios.

The term country risk refers to the possibility of transfer and conversion problems with contracting parties located in other countries. The location of buildings used as collateral is also an important factor. This risk may occur in addition to an existing loan default or counterparty risk. We use country ratings issued by the international rating agencies to evaluate and limit country risk. Country limits are continuously monitored and managed by credit risk management.

Loan portfolio management is an important part of credit risk management. It aims to ensure appropriate portfolio measures in line with the Group's business strategy and risk capacity that will reduce the level and volatility of credit risk costs and lead to successful diversification within the Group in terms of risk/return ratios. To help achieve this objective we use the following instruments:

- Continuous portfolio and real estate market analyses
- Limiting sub-portfolios in terms of property types, regions, customer groups, rating classes or maturities
- Systematic increases or reductions in sub-portfolios as part of risk strategy, achieved by appropriate new business or adjusting terms to a reasonable risk-return-ratio
- A transfer of risks through the sale of sub-portfolios, securitisation and syndication

Currently, the Hypo Real Estate Group's loan portfolio still exhibits insufficient regional diversification. To achieve a further, successive improvement in diversification in an environment characterised by changing real estate markets the holding company's loan portfolio committee regularly specifies an appropriate target portfolio structure. Success in meeting this target portfolio structure is monitored through the regular portfolio analyses issued by Risk Control.

Setting risk-oriented margins is critical when securing new business and adjusting terms. The price calculation, which is based on the customer rating, the value of collateral and the particular circumstances of the finance transaction, includes an insurance premium for expected and unexpected losses.

As part of the spin-off from HVB AG, the credit risks attached to the German portfolio have been repeatedly and meticulously analysed and evaluated. HVB AG has granted a risk shelter in this connection which, even based on current estimates, is deemed sufficient to compensate for expected losses incurred by Hypo Real Estate Bank Deutschland AG in 2004 as a result of necessary valuation adjustments. No additional obvious risks are currently evident.

Market risks Market risks are defined as the potential loss of value that could result from changes in the prices quoted in the financial markets. When calculating this risk, all the banks within the Hypo Real Estate Group take into account their entire loans and debt security issues, securities held as investments and liquidity instruments, as well as all derivative positions. Assumptions regarding the investment of equity funds, valuation adjustments and the effects of unscheduled redemptions are also considered. The resulting market risks largely consist in interest rate risks. As all banks within the Group hedge against currency risks as far as possible, such risks are of minor importance. No risks from positions in equities or commodities or other price risks are taken.

For the purposes of quantifying market risks in day-to-day operations, the banks in the Hypo Real Estate Group employ a uniform value-at-risk approach. This is geared to the German Minimum Requirements for the Trading Activities of Credit

ENTIRE PORTFOLIO AND PORTFOLIO BY COUNTRIES


Public-sector finance 54 %
Real estate business international 17 %
Real estate business Germany 29 %
Germany 62 %
Great Britain 13 %
Scandinavia 2 %
The Netherlands 5 %
France 7 %
US 6 %
Spain 1 %
Italy 1 %
Other 3 %
100 % = € 137.5 bn
100 % = € 63.6 bn

Institutions (MaH) and calculates with a probability of 99% the maximum potential loss that could result from a given position during an assumed holding period of ten days. The observation period is 250 days and all observations are equally weighted. This method considers the possible occurrence of either a parallel shift or a turn in the interest curves of the different currencies. Due to the nature of the Group's investment strategy, any risks resulting from changes in credit rating spreads are negligible in amount. Value at risk is ascertained on a daily basis by the local risk control units of the banks; it is then aggregated by the holding company to produce a market risk overview at Group level which is reported to senior management.

Within each bank, market risks are managed by a committee on the basis of the market risk position calculated on a daily basis by the Risk Control unit; this committee meets at regular intervals and holds detailed discussions on future trends in financial markets and in market parameters. The committees manage the asset/liability positions in accordance with the risk limits set by the holding company and set standards for daily positioning in Treasury operations. In addition, the Group Asset/Liability Committee uses the market analyses as a basis for issuing trend statements for additional positioning within the Group. Again, the individual banks are responsible for implementation, within the framework of their risk limits.

When measuring risks, the 10% escalation threshold for the ratio of market risk to liable equity (for a parallel shift of the yield curve of 100 basis points) prescribed by the Federal Financial Supervisory Authority (BaFin) for domestic mortgage banks is also taken into account. This regulatory ratio was well below 10% during the entire year.

Market risks were also regularly monitored and audited on several occasions – with no serious objections by the banking supervisory authorities – within the predecessor group prior to the establishment of the Hypo Real Estate Group. The proven Treasury environment structures of the German mortgage banks were retained and most of the foreign portfolio positions were synthetically transferred without any refinancing risk from HVB to Hypo Real Estate International. Trading books still do not exist.

Liquidity risks The foremost goal of our liquidity management programme is to ensure the ability of all banks within the Hypo Real Estate Group to fulfil their payment obligations at all times. For this purpose it has been decided that the incoming and outgoing payment flows and possible measures to secure liquidity ("the liquidity position") anticipated at any given time for the following 5 days must at least balance each other. The liquidity position is determined independently each day, taking into account precautionary discounts ("haircuts"), and is monitored and reported on by the independent Risk Control unit.

To ensure that short-term refinancing needs are also identified well ahead of time, we produce a 90-day extended liquidity forecast that serves as a basis for proactive liquidity management. To manage structural, long-term liquidity, the banks in the Group use a special capital schedule broken down by product group. This permits detailed management on the basis of market segments. Taking planned new transactions into account, this information is used to produce and agree an annual funding schedule, compliance with which is regularly monitored. In implementing these extensive measures the Hypo Real Estate Group adhered closely to the Basel liquidity management standards.

In the area of short-term funding, all banks in the Group have adequate access to the money market. In addition, the banks maintain extensive liquidity reserves that can be used for monetary operations within the European Central Bank System or placed on the repo market. The excellent liquidity position is also demonstrated by the relevant Principle II ratios, which for the German banks within the Group were over 2.0 in December 2003 – well above the minimum prescribed value of 1.0.

The most important refinancing instruments for medium and long-term refinancing are jumbo bond issues, which are endowed with exceptional credit ratings and liquidity. The implementation of commercial paper and debt issuance programmes has enabled the banks to respond even more quickly and flexibly to market trends.

The Hypo Real Estate Group has set itself ambitious targets for growth, particularly in foreign markets. Procuring the necessary congruent refinancing funds presents a special challenge as the Group is still establishing itself on the international investment markets. We employ securitisation measures to reduce the need to procure capital and, by syndicating some portions that are eligible as cover stock to the mortgage banks within the Group, we optimise funding opportunities in terms of the cost of borrowed funds.

Any liquidity risks during the Hypo Real Estate Group's period of initial formation were averted by the granting of a liquidity line from HVB AG, the bank effecting the spin-off. However, only a proportion of these funds was required as the refinancing terms for the German banks improved significantly, enabling the placement of large-volume issues. The paring down of the German portfolio was another favourable contributory factor, as this released liquidity.

Operational risks Operational risks are defined as the risk of unexpected losses due to defective internal processes, human error, technological failure or external events. In its content, the definition used within the Hypo Real Estate Group corresponds to the formula used by the BIS for the reform of equity capital guidelines.

Responsibility for identifying and handling operational risks those are specific to individual banks and/or divisions lies with the risk control units in the individual banks. To ensure that these risks are in future also controlled uniformly across the Group, an Operational Risk Committee will meet regularly within the holding company from 2004; this committee will set further standards and guidelines and coordinate activities between the banks.

Part of the process of forming the Hypo Real Estate Group involved carrying out a group-wide risk inventory at the end of 2003 using structured and standardised questionnaires; in particular, this risk inventory was also designed to identify and evaluate operational risks that are otherwise difficult to measure in quantitative terms. The purpose of this form of self-assessment, which will be carried out on a regular basis in future, is to identify and swiftly implement measures to limit or avoid risks. For the purposes of implementing the requirements of Basel II (which still have to be definitively defined) as well, we therefore aim to develop an integrated Group-wide control system of risk identification and evaluation, risk management and monitoring.

Despite the extensive restructuring measures, no major operational risks such as IT failures or major losses due to processing errors arose during the year under review. In spite of numerous changes in law and legal practice as well as the new structures, the bank's legal risks were professionally managed. Changes in law and legal practice have been and will in future be complied with as necessary without delay.

Strategic risks Strategic risks refer to the risk that fundamental decisions relating to business policy may jeopardise the long-term success of the Hypo Real Estate Group. The Group's strategic orientation is regularly reviewed at Executive Board level on the basis of intensive market monitoring. This allows risks to be limited and any undesirable developments to be countered at an early stage. We carry out regular performance-to-budget comparisons to control how successful we have been in implementing our business strategy at the operational level.

Summary Credit risks currently play a dominant role within the Hypo Real Estate Group. However, as we are increasingly supplementing traditional mortgage bank business with real estate investment banking and planning a considerable increase in Hypo Real Estate International's business, in terms of international competition it will become increasingly important for us also to ensure that we can always obtain liquidity on the markets at acceptable prices. In future, therefore, liquidity and market risks will play an increasingly significant role. With regard to operational risks, a further challenge will consist in facilitating our planned growth through the use of appropriate know-how, systems and processes.

The Hypo Real Estate Group already employs a modern system of risk management that enables risks to be efficiently managed even in the event of deterioration in market conditions. Under the new Basel II Agreement, we will attempt to pursue the Advanced Approach based on internal rating procedures. The adjustments necessary to enable this are progressing according to plan. We are optimistic that these efforts in particular will also help us to further strengthen our competitiveness and generate long-term value for our shareholders.

Consequently, the fundamental risk to which Hypo Real Estate Holding AG is exposed is the participation risk. This risk is managed by means of the Group control system described above.



Results

Income Statement
for the period from January 1, 2003 to December 31, 2003

INCOME/EXPENSES
in € millions

	Notes	2003
Interest income	25	8,738
Interest expense	25	8,064
Net interest income	25	**674**
Provisions for losses on loans and advances	26	252
Net interest income after provisions for losses on loans and advances		**422**
Commission income		110
Commission expense		65
Net commission income	27	**45**
General administrative expenses	28	260
Balance of other operating income and expenses	29	19
Operating result		**226**
Net income from investments	31	−1
Balance of other income and expenses	32	−69
Result of ordinary activities/result before taxes		**156**
Taxes on income	33	40
Net income		**116**
Minority interests		1
Consolidated net income		**115**

EARNINGS PER SHARE
in €

	Notes	2003
Earnings per share (excl. amortisation of goodwill)	34	0.86
Earnings per share	34	0.86

Balance Sheet as at December 31, 2003

ASSETS
in € millions

	Notes	31.12.2003	1.1.2003	Change in € millions	Change in %
Cash reserve	36	489	79	+410	>+100.0
Placements with, loans and advances to other banks	6, 37	24,981	31,655	−6,674	−21.1
Loans and advances to customers	6, 38	85,505	90,514	−5,009	−5.5
Allowances for losses on loans and advances	7, 39	−1,896	−1,475	−421	−28.5
Investments	8, 41	36,471	40,214	−3,743	−9.3
Property, plant and equipment	9, 42	29	133	−104	−78.2
Intangible assets	10, 43	13	54	−41	−75.9
Other assets	44	5,029	5,951	−922	−15.5
Tax assets	15, 45	2,256	2,775	−519	−18.7
Total assets		**152,877**	**169,900**	**−17,023**	**−10.0**

LIABILITIES
in € millions

	Notes	31.12.2003	1.1.2003	Change in € millions	Change in %
Deposits from other banks	11, 49	19,351	18,830	+521	+2.8
Amounts owed to other depositors	11, 50	7,844	6,725	+1,119	+16.6
Promissory notes and other liabilities evidenced by securities	11, 51	110,153	127,539	−17,386	−13.6
Provisions	12, 52	210	158	+52	+32.9
Other liabilities	13, 53	8,786	9,605	−819	−8.5
Tax liabilities	15, 54	1,273	1,944	−671	−34.5
Subordinated capital	55	2,476	1,979	+497	+25.1
Minority interests	56	14	126	−112	−88.9
Shareholders' equity	57	2,770	2,994	−224	−7.5
Subscribed capital		402	402	–	–
Additional paid-in capital		3,310	3,310	–	–
Retained earnings		358	368	−10	−2.7
Changes in valuation of financial instruments		−1,415	−1,086	−329	−30.3
Revaluation reserve	5	48	80	−32	−40.0
Measurement of cash flow hedges	5, 64	−1,463	−1,166	−297	−25.5
Consolidated net income		115	–	+115	>+100.0
Total liabilities		**152,877**	**169,900**	**−17,023**	**−10.0**

Statement of changes in shareholders' equity

in € millions

	Subscribed capital	Additional paid-in capital	Retained earnings	Change in valuation of financial instruments: Revaluation reserve[1]	Change in valuation of financial instruments: Cash flow hedge reserve[1]	Consolidated net income	Shareholder's equity
Shareholders' equity at 1.1.2003	**402**	**3,310**	**368**	**80**	**−1,166**	**–**	**2,994**
Change in value of financial instruments not affecting income	–	–	–	−19	−125	–	−144
Change resulting from net income	–	–	–	–	–	115	115
Changes in group of consolidated companies	–	–	−5	−13	−172	–	−190
Reserve arising from currency and other changes	–	–	−5	–	–	–	−5
Shareholders' equity at 31.12.2003	**402**	**3,310**	**358**	**48**	**−1,463**	**115**	**2,770**

1) cf. also the comments in Note 5.

Changes in minority interests are shown in Note 56.
Evaluation of cash flow hedge reserve is shown in Note 64.

Cash Flow Statement

in € millions	2003
Net income	**116**
Write-downs, provsions for losses on, and write-ups of,	
loans and advances and additions to loan-loss provisions	253
Write-downs and depreciation less write-ups of long term assets	112
Change in other non-cash-positions	−31
Result from the sale of investments, property, plant and equipment	−106
Other adjustments	−709
Subtotal	**−365**
Change in assets and liabilities from operating-activities after correction	
for non-cash components	
Increase in assets/decrease in liabilities (–)	
Decrease in assets/increase in liabilities (+)	
Placements with, and loans and advances to other banks	6,674
Loans and advances to customers	5,009
Other assets from operating activities	1,816
Deposits from other banks	521
Amounts owed to other depositors	1,119
Promissory notes and other liabilities evidenced by securities	−17,386
Other liabilities from operating activities	−1,395
Interest received	8,758
Interest paid	−8,063
Commission received	110
Commission paid	−66
Dividends received	34
Taxes on income paid	−41
Cash flow from operating activities	**−3,275**
Proceeds from the sale of property, plant and equipment	5,805
Payments for the acquisition of property, plant and equipment	−3,082
Proceeds from the sale of investments	466
Cash flow from investing activities	**3,189**
Proceeds from capital increases	108
Subordinated capital, net	498
Other financing activities, net	−269
Cash flow from financing activities	**337**
Cash and cash equivalents at the end of the previous period	79
+/− Net cash provided/used by operating activities	−3,275
+/− Net cash provided/used by investing activities	3,189
+/− Net cash provided/used by financing activities	337
+/− Effects of exchange rate changes on cash and cash equivalents	159
Cash and cash equivalents at the end of the period	**489**

Information on the items in the cash flow statement is contained in Note 62.

Contents Notes

Exempting Consolidated Financial Statements in accordance with IFRS

As an international company we prepare our accounts in accordance with the requirements of the International Accounting Standards Board (IASB).

Our shareholders and all other interested parties are therefore provided with a reliable, internationally comparable basis for evaluating the Hypo Real Estate Group and its net assets, financial position and results of operations.

The consolidated financial statements for 2003 have been prepared by us in accordance with the International Financial Reporting Standards (IFRS) as exempting consolidated financial statements pursuant to section 292 a of the German Commercial Code [HGB]. The IFRS consist of the existing International Accounting Standards (IAS) and Interpretations of the Standing Interpretations Committee (SIC) as well as all standards and interpretations that may be issued by the IASB in the future. The financial statements provide information of the same kind as would be given in statements drawn up in accordance with the HGB.

The declaration on the Corporate Governance Code that Hypo Real Estate Holding AG is required to issue under section 161 of the Stock Corporation Act [AktG] has been published on the Internet. Our listed subsidiary Württembergische Hypothekenbank AG has also published a declaration of compliance on its Internet website.

In addition to meeting the requirements of section 315 paras. 1 and 2 of the German Commercial Code [HGB], the Group Management Report also complies with the requirements for financial reviews pursuant to IAS 1. The Group Management Report also contains the risk report pursuant to section 315 para. 1 of the German Commercial Code [HGB].

The exemption permitted under section 292a German Commercial Code requires the main differences between IFRS accounting and consolidation policies and the German accounting legislation to be mentioned. These differences are as follows:

PROHIBITION TO CREATE RESERVES IN A WAY THAT REDUCES INCOME In contrast to sections 340 f and 340 g of the German Commercial Code [HGB], IAS 30.44 does not allow the formation of reserves for general banking risks to be deducted from income.

DISCLOSURE AT FAIR VALUE Whereas section 340 c para. 1 in conjunction with section 252 para. 1 No. 4 of the German Commercial Code [HGB] does not allow the disclosure of unrealised gains, IAS 39.69 provides in principle for the valuation of financial instruments at fair value on the reporting date. In contrast to German accounting principles, this means that depending on classification, the reserves relating to these financial instruments are either declared as affecting income or shown under shareholders' equity as not affecting income.

FAIR-VALUE HEDGE With a fair-value hedge, an existing asset or existing liability (or parts thereof) is secured against changes in fair value that result from a certain risk and that will affect net profit or loss.

According to the general accounting principles set forth of adequate and orderly accounting contained in the German Commercial Code [HGB], only the hedged item has to be disclosed. The netted gains or losses from the hedged item and hedging derivative are shown as affecting net profit or loss in accordance with the imparity principle – in other words unrealised gains are not taken to the income statement. In contrast, fair-value hedge accounting pursuant to IAS 39 requires that changes in value relating to the hedging instruments that is to be stated with its fair value to be taken to the income statement. The value of the underlying hedged item is adjusted by changes in fair value, and these changes in fair value are taken to the income statement.

CASH FLOW HEDGE A cash flow hedge serves to secure against the risk of volatility in cash flows relating to a recognised asset, a recognised liability or an anticipated transaction that will affect the net profit or loss.

According to the principles of adequate and orderly accounting contained in the German Commercial Code [HGB], neither the hedged items nor the derivatives used to hedge against changes in interest rates are valued in terms of the hedged risk. The German Commercial Code [HGB] does not contain any special provisions regarding the disclosure of the hedging of forecasted transactions in the balance sheet. By contrast, in the case of cash flow hedge accounting pursuant to IAS 39, the hedging item is shown at fair value. Changes in fair value must be divided into an effective portion relating to the hedge, and an ineffective portion not relating to the hedge (see also comments in Note 5). The effective portions must be shown under shareholders' equity without affecting income. The ineffective portions in the case of hedging derivatives are recognised in net income, and in the case of other financial instruments are either booked against shareholders' equity or against the results, depending on how the hedging transaction is classified. Depending on category, the hedged item is shown at amortised cost or – in the case of available-for-sale assets – at fair value.

CAPITALISATION OF INTERNALLY – GENERATED INTANGIBLE ASSETS According to IAS 38, both intangible assets that are acquired without consideration and internally created intangible assets may have to be declared under certain circumstances. By contrast, section 246 para. 1 in conjunction with section 248 para. 2 of the German Commercial Code [HGB] does not permit the recognition of internally created intangible fixed assets.

PROHIBITION TO DEDUCT FROM RETAINED EARNINGS THE EXCESS OF COST OVER NET ASSETS ACQUIRED WHEN CONSOLIDATING INVESTMENTS Offsetting of the difference between the higher carrying amounts and the lower prorated shareholders' equity of the consolidated company (goodwill) against the retained earnings in accordance with section 309 para. 1 sentence 3 of the German Commercial Code [HGB] is not possible pursuant to IAS 22.41 et seq. Goodwill is capitalised as an intangible asset and, in principle, is subject to scheduled amortisation over its expected useful economic life.

PROHIBITION TO TAKE DEPRECIATION THAT DOES NOT CORRESPOND TO ACTUAL LOSS OF VALUE Owing to the principle contained in section 5 para. 1 of the German Income Tax Act [EstG] that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, depreciations under German commercial law are in some cases determined by fiscal provisions that do not reflect an actual economic impairment in value. Special depreciation allowances and carrying values permitted under tax law provisions are not included in IFRS financial statements, since depreciation and amortisation are to be computed, independently of tax considerations.

PROVISIONS In principle, the IFRS allows provisions to be set up only for external obligations. Exceptions under the IFRS concern provisions relating to company acquisitions pursuant to IAS 22.31 and restructuring provisions pursuant to IAS 37.72, which may have to be entered on the liabilities side under certain circumstances. Under section 249, however, the German Commercial Code [HGB] contains broader requirements and options regarding the recognition of provisions for expenses.

ACCRUALS In contrast to the German Commercial Code [HGB], IAS 37 distinguishes between provisions and accruals. The uncertainty regarding the timing or amount of future necessary expenditures is generally lower in the case of accruals than in the case of provisions.

INCORPORATION OF FUTURE DEVELOPMENTS AND PLAN ASSETS WHEN CALCULATING PENSION OBLIGATIONS In contrast to the more static method of calculation under German law (tax-based discout value method pursuant to section 6 a para. 3 of the German Income Tax Act [EstG]). IAS 19 requires, the determinants for pension obligations to be adjusted constantly adapted to reflect the economic and demographic trends. This means, for example, that future increases in salaries and career trends are taken into consideration, as is a current capital market rate for discounting pension obligations.

RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES According to section 274 and/or section 306 of the German Commercial Code [HGB], deferred taxes are only shown for differences between net income in the financial statements and net income under tax regulations that are expected to be equalised in future fiscal years (timing concept).

By contrast, IAS 12.15 and 12.24 require that in principle deferred taxes be recognised for all temporary differences between the carrying values in the IFRS balance sheet and the taxable values (temporary concept). According to IAS 12.34, the obligation to recognise deferred tax assets also applies to the recognition of sufficiently probable benefits from the carried forward of tax losses or other tax credits.

Accounting and Valuation

1 **Uniform Group accounting policies** The individual financial statements of the consolidated domestic and foreign companies that are incorporated into the consolidated financial statements of Hypo Real Estate Holding AG, Munich, are based on principles of accounting and valuation principles.

2 **Consistency** Due to the fact that the spin-off did not result in a change in assets for HVB shareholders (for their shares in HVB, shareholders also received shares in Hypo Holding in accordance with the split ratio), the carrying amounts for assets and liabilities that had been previously applied by HVB were continued in the IFRS opening balance sheet as at January 1, 2003 (the reporting date for the spin-off). This procedure is in accordance with the financial approach pursuant to Framework 35, which states that such a restructuring of assets is to be classified as a pure shareholders' equity transaction; the continuation of carrying amounts is therefore appropriate.

We consistently apply the reporting, valuation and recording methods based on the IFRS framework concept and IAS 1, IAS 8 and SIC 18. As a general rule, where it is deemed appropriate to change reporting and valuation methods, any resulting impact is shown in the income statement. If reporting and valuation errors from earlier periods need to be corrected, the resulting effects are in principle offset against the revenue reserves.

3 **Companies included in consolidation** The results of six companies are included in the consolidated accounts. This does not include any special purpose entities that have to be consolidated pursuant to SIC 12. The following companies are included in the consolidation:

- Hypo Real Estate Bank AG, Munich
- Hypo Real Estate Bank International puc, Dublin
- Hypo Real Estate Capital Ltd., London (subgroup) with eight companies
- Pfandbrief Bank International S. A., Luxembourg
- WestHyp Immobilien Management GmbH & Co. KG, Dortmund
- Württembergische Hypothekenbank AG, Stuttgart.

All companies are fully consolidated. Materiality criteria have been used to determine which companies are to be included. All fully consolidated companies have prepared their annual financial statements with a reporting date of December 31, 2003.

The following companies included in the consolidation were involved in corporate mergers during fiscal 2003:

- Westfälische Hypothekenbank AG, Dortmund, was absorbed by Hypo Real Estate Bank AG, Munich with restrospective effect from January 1, 2003. The merger was registered in the Commercial Register of the District Court of Munich (No. HRB 41054) on November 3, 2003.
- By entry in the Commercial Register of the District Court of Munich (No. HRB 149393), DIA Vermögensverwaltungs-GmbH, Munich, was merged into Hypo Real Estate Holding AG, Munich, on March 10, 2004. The closing balance sheet of the transferred entity as at December 29, 2003 was used as a basis for the merger.

A total of 37 companies have not been included in the consolidated financial statements, either because they are not of material significance to the Group or because consolidation is prohibited.

The balance sheet impact of contractual relationships between the Group companies and the companies that have not been included in the consolidation is shown in the consolidated financial statements. The aggregate net income of subsidiaries that have not been included in the consolidation as they are not of material significance to the Group amounted to 4.6% of consolidated income; such companies accounted for around 1.7% of the consolidated assets. Our shares in these companies are shown as available-for-sale investments.

	2003
Total number of subsidiaries	**50**
Consolidated companies	13
Non-consolidated companies	37
Other participating interests	**28**

Our list of investment holdings categorises subsidiaries according to whether or not they are included in the consolidated financial statements. It also states other shareholdings. As an integral part of these financial statements, this list is filed with the District Court of Munich.

4 Principles of consolidation In capital consolidation, the purchase price of subsidary is offset against the Group share in the newly recalculated shareholders' equity at the time of acquisition. This shareholders' equity results from the difference between the assets and liabilities of the company that has been purchased, valued at prorated fair values. The difference between the higher purchase cost and the newly calculated shareholders' equity is shown as goodwill in the balance sheet under intangible assets and is amortised over the estimated useful economic life.

Business relations between the companies included in the consolidation are offset against each other. Intermediate results from intragroup transactions are eliminated.

5 Financial instruments A financial instrument is a contract that results in a financial asset for one enterprise and a simultaneous financial liability or equity instrument for the other enterprise. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories and valued on the basis of the following classification:
a Loans and receivables originated by the entity are financial assets that arise through the direct provision of money, goods or services to the debtor and that do not serve a commercial purpose. Originated by the entity are measured at amortised cost and capitalised under loans and advances to other banks and loans and advances to customers.
b Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity. An enterprise must intend and be able to hold these financial instruments to maturity. Held-to-maturity instruments are valued at amortised cost and are included under investments.
c All other financial assets are classified as available-for-sale securities and receivables. These are valued at fair value. Changes in value arising from valuations are shown without affecting net profit or loss in a separate item under shareholders' equity (available-for-sale reserve) until such time as the asset is sold or an impairment in value is to be recorded pursuant to IAS 39.109. The impairment is reversed, affecting net income, if the fair value of the available-for-sale financial instrument increases in objective terms. Available-for-sale portfolios are not reclassified into any of the categories that are valued at amortised cost.

In principle, participating interests are valued at fair value if control, joint management or a significant influence is exercised but the companies are not fully consolidated because of materiality considerations. However, this does only apply to those participating interests for which stock exchange prices or market prices are available (e.g. listed public limited companies or financial holdings that only hold public limited companies). In general, the fair value for listed participating interests can be reliably determined. Unlisted participating interests for which fair values cannot be determined are valued at amortised cost.

Available-for-sale financial instruments are mostly included under investments; only a small number are shown under loans and advances to other banks and loans and advances to customers.

In principle, the purchase/sale of financial instruments is recognised at the trade date. Premiums and discounts are included in amortised costs. They do not count as transaction costs; as an interest component, they appear instead in the interest result for the accounting period in question. In general, the fair value for financial instruments can be reliably determined. Unlisted investments for which fair values cannot be determined are valued at amortised cost.

According to IAS 39.111, impairments in value must be taken into consideration for all financial assets that are valued at amortised cost. Where subsequent measurement of financial assets is based on fair value, an impairment test is implicit in the fair value.

Hedging effects between financial instruments are recognised in accordance with the two types of hedge described in IAS 39 – fair-value hedges and cash flow hedges.

Fair-value hedge accounting is applied for derivatives that are used to hedge the fair value of assets and liabilities recognised in the balance sheet. In fair-value hedge accounting the hedging instrument is valued at its fair value. Changes in value are recognised in the income statement. The carrying amounts of the hedged items are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

Cash flow hedge accounting is applied for derivatives used to hedge future cash flows. Cash flow hedge accounting is applied in the case of derivatives that are used in the context of asset liability management to hedge interest rate risk. In cash flow hedge accounting according to IAS 39, future variable interest payments for receivables and liabilities with variable interest rates are in most cases converted to fixed payments by means of an interest swap. In cash flow hedge accounting, hedging instruments are valued at their fair value. The valuation result must be divided into an effective and an ineffective portion. A hedge is regarded to be effective if, both at the inception and throughout the life of the hedge, the changes in the cash flow of the hedged item are almost fully compensated for by a change in the cash flow of the hedging instrument. To prove effectiveness, at the end of each quarter or on the balance-sheet date the future variable interest cash flows from the variable receivables and liabilities being hedged are shown alongside the variable interest payments from interest derivatives in detailed maturity bands. The effectively hedged portion of the hedging instrument is recognised in a separate item under shareholders' equity (cash flow hedge reserve). The cash flow hedge is reversed and taken to the income statement in the periods during which the cash flows of the hedged items effect the net income for the period. Depending on classification of the hedged instrument, the ineffective portion is recognised either in the income statement or in the balance sheet.

When calculating the figures for profitability ratios the equity items "available-for-sale reserve" and "cash flow hedge reserve" that are specific to IAS 39 are not taken into consideration.

6 Placements with, loans and advances Loans and advances to other banks and customers are carried at amortised cost provided they are not available-for-sale loans and advances or hedged items from a recognised fair-value hedge. Loans and advances are put on a non-accrual basis when an inflow can no longer be expected, irrespective of the legal position.

7 Allowances for losses on loans and advances
Measurement of the risk provisions is in particular determined by expectations as to future loan losses, the structure and quality of the loan portfolio and macroeconomic influences.

For all identifiable counterparty risks under lending operations, specific bad debt charges or provisions have been formed in the amount of the expected losses, these being released if the credit risk no longer applies or utilised if the loan or advance has been classed as irrecoverable and written off.

All risk provisions for foreign currency lendings are set up on a matched currency basis and are therefore not affected by exchange rate fluctuations.

Potential credit risks are taken into account by forming general loan loss provisions; these are calculated on the basis of historic loan loss rates, taking into account the economic environment and current circumstances. General loan loss provisions are utilised where loan losses occur for which insufficient or no specific loan loss provisions have been formed.

8 Investments Investments include held-to-maturity and available-for-sale financial instruments as well as land and buildings held as investments (investment properties).

Held-to-maturity financial instruments are valued at amortised cost, with premium and discount amounts being considered on a pro-rata-basis. Write-downs are taken when there is an impairment in value caused by a change in credit-worthiness. If the underlying reasons for write-downs no longer apply, a subsequent write up is taken to the income statement; the amount of subsequent write up must not increase the level of the carrying amounts.

Fair-value hedge accounting is used to recognise investments that are effectively hedged against market price risks.

Land and buildings that we hold as long-term investments with a view to receiving rental income and/or capital gains are valued at their market value, in accordance with IAS 40. As with refinancing expenses, the rental income from these investments is shown under net interest income. All other income and expenses from land and buildings not used on an owner-occupied basis are shown in the net income from investments.

9 Property, plant and equipment In principle, property, plant and equipment are valued at acquisition or production costs and, provided the assets are depreciable, scheduled straight line depreciation is calculated based on their expected useful economic life. For fixtures in rental buildings calculations are based on the term of the contract, taking into account any extensions options if this term is shorter than the normal useful economic life. Buildings are valued at current market value in accordance with IAS 16; no scheduled depreciation is therefore applied.

PROPERTY, PLANT AND EQUIPMENT

	Useful economic life
Fixture in rental buildings	10–25 years
IT equipment (broad sense)	3–5 years
Other office and plant equipment	3–25 years

Non-scheduled depreciation is taken on items of property, plant whose value is additionally reduced. If the reasons for unscheduled depreciation cease to exist, write-ups are applied up to a maximum of the amortised acquisition or production costs.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised, provided an additional economic benefit ensues for the Company. Measures relating to the maintenance of property, plant and equipment are recorded as expenses in the fiscal year in which they occur.

10 Intangible assets Intangible assets mainly comprise software. Software is valued at amortised cost and written down over an expected useful economic life of 3 to 5 years.

11 Liabilities Liabilities that are not hedged items of an effective fair-value hedge are reported as liabilities at amortised cost, taking into account deferred premiums and discounts on a pro rata basis. Interest-free liabilities are shown at their present value.

12 Provisions When determining provisions for uncertain liabilities and anticipated losses relating to incomplete contracts we use the best possible estimate pursuant to IAS 37.36 et seq. In principle, long-term provisions are discounted.

Provisions for pensions and similar obligations are formed on the basis of expert actuarial reports pursuant to IAS 19. Calculations are based on the "projected unit credit" method; in addition to the present value of the vested pension entitlements, they also include unrealised actuarial gains and losses. Among other things, these arise as a result of irregularities in risk patterns (e.g. more or fewer cases of disability or death than expected based on the actuarial principles applied) or as a result of changes in the parameters used for calculation.

Actuarial gains and losses are recognised with in accordance with the "corridor" method: Under this approach, gains and losses are not recognised as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the "corridor" of 10 % of the maximum sum of the present value of the defined benefit obligations and the assets of any external retirement benefit scheme.

The interest rate assumed for calculations is based on the long-term interest rate for first class fixed-yielded corporate bonds on the balance-sheet date. The amount of the provision recognised in the balance sheet is based on the provision for the previous year plus the pension expense determined at the start of the fiscal year less any payments during the current fiscal year affecting liquidity.

13 Other liabilities Other liabilities comprise, among other things, accruals pursuant to IAS 37. This includes future expenses of uncertain timing or amount but whose level of uncertainty is less than that for provisions. Accurals include liabilities for goods or services received or delivered that were neither paid for, invoiced by the supplier nor formally agreed. It also includes short-term liabilities to employees, e.g. flexi-time credits and outstanding vacation. Accruals are carried at the amount likeley to be used.

Liabilities listed here must be shown under provisions if they still cannot be precisely quantified on the balance-sheet date and if the requirements of IAS 37 on the recognition of provisions are met.

14 Foreign currency translation Currency translation is based on the principles of IAS 21. According to this standard, non-euro monetary assets and liabilities as well as cash transactions that have not been executed on the balance-sheet date are in principle translated into euros using the market rates ruling on the balance-sheet date. Non-monetary assets and liabilities carried at historical cost are reported using the exchange rate on the date of the acquisitions.

Individual components of shareholders' equity are in principle translated at historic exchange rates; the revaluation reserve is translated using the exchange rate prevailing on the balance-sheet date.

In principle, income and expenses arising from currency translations by the individual Group companies are shown under the corresponding items in the income statement.

Average exchange rates are used for translating income and expenses, in accordance with IAS 21.30 (b) and IAS 21.31.

15 Taxes on income Taxes on income are accounted for and valued in accordance with IAS 12. Apart from a few exceptions specified in the Standard, deferred taxes are calculated for all temporary differences between the carrying amounts under the IFRS and the amounts on fiscal statements and also for the differences resulting from uniform valuation within the Group and differences from the consolidation (balance-sheet method). Deferred tax assets arising from unused tax loss carryforwards are calculated to the extent that this is permitted under IAS 12.34 et seq.

As the concept of deferred taxes is based on the presumption of future tax assets/tax liabilities (liability method), measurement is based on the respective national tax rates expected to apply when the differences are settled. Changes in tax rates decided on the reporting date are taken into consideration.

For reasons of proportionality and in view of the special fiscal positions of the German companies, we refrained from applying the increased tax rate of 26.5 % in accordance with the Flood Victim Solidarity Act [Flutopfersolidaritätsgesetz] that was only applicable for tax year 2003.

Segment Reporting

16 Notes to segment reporting by business segment (primary segmenting) The Hypo Real Estate Group (HREG) is divided into three business segments, which are referred to as primary segments:

HYPO REAL ESTATE INTERNATIONAL (HREI) This segment pools our international business in structured real estate financing. It includes the earnings contributions of the following fully consolidated companies:

- Real Estate Bank International puc, Dublin
- Hypo Real Estate Capital Ltd., London (subgroup)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Pfandbrief Bank International S.A., Luxembourg.

WÜRTTEMBERGISCHE HYPOTHEKENBANK (WürttHyp) constitutes the business segment WürttHyp. It specialises in real estate financing that is eligible as cover stock in Germany and other countries; refinancing is mainly through the issue of mortgage bonds.

HYPO REAL ESTATE GERMANY (HREGe) Essentially, this segment comprises the German real estate financing business that is to be restructured. It includes the earnings contributions of

- Hypo Real Estate Bank AG, Munich
- WestHyp Immobilien Management GmbH & Co. KG, Dortmund

In addition to consolidation processes, the column "Other/consolidation" for the Hypo Real Estate Group also includes the earnings contributions of Hypo Real Estate Holding AG, Munich.

17 Income statement, broken down by business segment

in € millions

	HREI 2003	WürttHyp 2003	HREGe 2003	Other/ consolidation 2003	HREG 2003
Net interest income	137	110	420	7	674
Provisions for losses on loans and advances	37	25	190	–	252
Net interest income after provisions for losses on loans and advances	**100**	**85**	**230**	**7**	**422**
Net commission income	55	–4	–6	–	45
General administrative expenses	64	31	152	13	260
Balance of other operating income/expenses	1	–2	22	–2	19
Operating result	**92**	**48**	**94**	**–8**	**226**
Net income from investments	–5	6	–2	–	–1
Balance of other income/expenses	–	–	–103	34	–69
thereof:					
Restructuring expenses	–	–	86	–	86
thereof:					
Additions to restructuring provisions	–	–	33	–	33
Result of ordinary activities/result before taxes	**87**	**54**	**–11**	**26**	**156**
Taxes on income	30	2	5	3	40
Net income	**57**	**52**	**–16**	**23**	**116**

18 Key ratios, broken down by business segment

in %

	HREI 2003	WürttHyp 2003	HREGe 2003	HREG 2003
Cost-income ratio (based on operating revenues)	33.2	29.8	34.9	35.2
Return on equity before taxes	6.6	8.5	–0.5	3.8
Return on equity after taxes (net of amortisation of goodwill)	4.3	8.2	–0.7	2.8
Return on equity after taxes	4.3	8.2	–0.7	2.8

19 Balance-sheet figures, broken down by business segment

TOTAL VOLUME OF LENDING
in € millions

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
31.12.2003	17,777	19,460	76,489	–	113,726
1.1.2003	4,158	19,480	89,125	102	112,865

BALANCE-SHEET FIGURES
in € millions

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Placements with, loans and advances to other banks					
31.12.2003	1,829	4,965	19,411	–1,224	24,981
1.1.2003	927	4,819	24,028	1,881	31,655
thereof:					
Real estate financing					
31.12.2003	–	40	213	–	253
1.1.2003	–	40	338	–	378
Municipal loans					
31.12.2003	561	2,557	14,309	–	17,427
1.1.2003	404	3,105	17,349	–	20,858
Loans and advances to customers					
31.12.2003	7,091	16,829	61,585	–	85,505
1.1.2003	3,290	16,274	70,950	–	90,514
thereof:					
Real estate financing					
31.12.2003	1,587	11,582	38,577	–	51,746
1.1.2003	359	10,302	43,290	–	53,951
Municipal loans					
31.12.2003	620	5,236	22,633	–	28,489
1.1.2003	841	5,968	27,601	–	34,410
Deposits from other banks					
31.12.2003	7,911	1,445	11,209	–1,214	19,351
1.1.2003	3,959	2,339	12,532	–	18,830
Amounts owed to other depositors					
31.12.2003	242	1,575	6,019	8	7,844
1.1.2003	1	1,678	5,046	–	6,725
Promissory notes and other liabilities evidenced by securities					
31.12.2003	4,978	24,177	80,998	–	110,153
1.1.2003	5,479	23,752	98,308	–	127,539
thereof:					
Mortgage bonds					
31.12.2003	–	4,838	27,093	–	31,931
1.1.2003	–	4,215	28,387	–	32,602
Public-sector bonds					
31.12.2003	4,837	15,095	47,839	–	67,771
1.1.2003	4,580	15,255	59,350	–	79,185

CONTINGENT LIABILITIES AND OTHER COMMITMENTS
in € millions

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Contingent liabilities					
31.12.2003	8,858	27	120	–	9,005
1.1.2003	–	44	86	–	130
Other liabilities					
31.12.2003	1,033	891	673	–	2,597
1.1.2003	–	782	1,091	–	1,873

20 Risk provision rates, broken down by business segment

	HREI 2003	WürttHyp 2003	HREGe 2003	HREG 2003
Net addition rate (in %)	0.21	0.13	0.85[1]	0.63[1]
Loan loss rate (in %)	0.11[2]	0.06	0.45	0.32
Total provisions for losses on loans and advances (in € millions)				
31.12.2003	37	291	1,574	1,902
1.1.2003	21	266	1,194	1,481
Provision rate (in %)				
31.12.2003	0.21	1.50	2.06	1.67
1.1.2003	0.51	1.37	1.34	1.31

1) Including risk shelter of HVB AG.
2) The loan loss ratio relates exclusively to loan losses in connection with Hypo Real Estate International's portfolio sale to HVB Luxembourg prior to the spin-off.

21 Loans put on a non-accrual basis, broken down by business segment

in € millions

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Loans put on a non-accrual basis					
31.12.2003	–	325	2,568	–	2,893

The item loans put on a non-accrual basis shows the volume of all loans and advances where the payment of interest has been agreed, but where the corresponding interest payments have not been received. This portfolio contains not realised interest income in amount of € 102 million that was not shown as interest income in the Income Statement. The "non-interest-bearing loans" for which we have refrained from charging borrowers interest are included herein.

22 Capital Calculated in accordance with the Basel Recommendation on Equity, the equity funds of the business segments as at December 31, 2003 were comprised as follows (based on approved annual financial statements):

CAPITAL, BROKEN DOWN BY BUSINESS SEGMENT
in € millions

	HREI 2003	WürttHyp 2003	HREGe 2003	HREG 2003
Core capital	1,300	646	2,262	4,122
Supplementary capital	834	340	1,142	2,126
Equity capital	**2,134**	**986**	**3,404**	**6,248**
Tier III capital	–	–	–	–
Total equity funds	**2,134**	**986**	**3,404**	**6,248**

The resulting ratios for the business segments as at December 31, 2003 were as follows (based on approved annual financial statements):

CAPITAL RATIO, BROKEN DOWN BY BUSINESS SEGMENT
in %

	HREI 2003	WürttHyp 2003	HREGe 2003	HREG 2003
Core capital ratio	8.9	6.9	7.4	7.6
Equity capital ratio	14.7	10.5	11.1	11.6
Equity funds ratio	14.6	10.5	11.1	11.5

23 Employees, broken down by business segment

	HREI 31.12.2003	WürttHyp 31.12.2003	HREGe 31.12.2003	Other 31.12.2003	HREG 31.12.2003
Employees	242	182	904	38	1,366

24 Segment reporting by region (secondary segmenting) Different regions are referred to as secondary segments. Essentially, we currently differentiate between Germany and the rest of Western Europe. The column headed "Other/consolidation" includes all other regions and also consolidation effects. Allocation of values to regions is based on the location of the registered office of the group companies and/or their branches.

INCOME STATEMENT, BROKEN DOWN BY REGION
in € millions

	Rest of Western Europe 2003	Germany 2003	Other/ consolidation 2003	Hypo Group 2003
Operating income	191	541	6	738
Provisions for losses on loans and advances	37	215	–	252
General administrative expenses	61	186	13	260
Operating result	93	140	–7	226
Result of ordinary activities/ result before taxes	88	41	27	156

COST-INCOME RATIO, BROKEN DOWN BY REGION
in %

	Rest of Western Europe 2003	Germany 2003	Hypo Group 2003
Cost-income ratio (based on operating revenues)	31.9	34.4	35.2

VOLUME OF LENDING, BROKEN DOWN BY REGION
in € millions

	Rest of Western Europe	Germany	Other/ consolidation	Hypo Group
Volume of lending				
31.12.2003	17,776	96,025	–75	113,726
1.1.2003	4,158	108,605	102	112,865

EMPLOYEES, BROKEN DOWN BY REGION

	Rest of Western Europe 31.12.2003	Germany 31.12.2003	Other 31.12.2003	Hypo Group 31.12.2003
Employees	195	1,133	38	1,366

Notes to the Income Statement

25 Net interest income

NET INTEREST INCOME in € millions	2003
Interest income from	**8,738**
Lending and money-market business	6,989
Fixed-income securities	1,703
Equity securities and other variable-yield securities	8
Subsidiaries	34
Investment properties	4
Interest expense for	**8,064**
Deposits	3,174
Promissory notes and other liabilities evidenced by securities	4,773
Subordinated capital	114
Other	3
Total	**674**

INTEREST MARGIN in %	31.12.2003
based on average risk assets (BIZ)	1.25
based on average volume of business	0.44

26 Provisions for losses on loans and advances

in € millions	2003
Additions	**284**
Allowances for losses on loans and advances	282
Loan-loss-provisions	2
Releases	**−30**
Allowances for losses on loans and advances	−29
Loan-loss-provisions	−1
Recoveries from write-offs of loans and advances	**−2**
Total	**252**

Provisions for losses on loans and advances amounting to € 252 million are shown as a net amount after offsetting HVB AG's risk shelter in favour of Hypo Real Estate Bank AG of € 460 million. No specific charges for bad and doubtful debts arose within the business segment Hypo Real Estate International in 2003. Nevertheless, we applied a general bad debt charge as a precautionary measure. In the case of Württembergische Hypothekenbank AG, an amount of € 25 million was allocated to provisions for losses on loans and advances.

27 Net commission income

in € millions	2003
Securities and custodial services	21
Foreign trade / money transfer operations	−1
Lending operations	22
Other service operations	3
Total	**45**

28 General administrative expenses

in € millions	2003
Personnel expenses	**134**
Wages and salaries	101
Social security costs	17
Pension expenses and related employee benefits costs	16
Other general administrative expenses	**107**
Depreciation/amortization and valuation adjustments	**19**
on property, plant and equipment	6
on software and other intangible assets excluding goodwill	13
Total	**260**

No stock option schemes involving shares in Hypo Real Estate Holding AG or similar forms of remuneration were granted to Executive Board members, Supervisory Board members or employees in 2003.

29 Balance of other operating income and expenses

in € millions	2003
Other operating income	47
Other operating expenses	28
Balance of other operating income and expenses	**19**

The largest individual items under other operating income are represented by gains on the sale of land and buildings amounting to € 28 million. In addition, rental income of € 7 million was recorded from land and buildings that are not classed as investments. Income from the writeback of provisions that are not related to lending business amounted to € 2 million.

Losses from the sale of land and buildings amounted to € 8 million. Depreciation on current assets amounted € 10 million. Expenses from allocations to accruals and provisions that are not related to lending business amounted to € 1 million.

Apart from the above, the other operating income and expenses do not contain any individual amounts of major significance.

30 Operating income

in € millions	2003
Net interest income	674
Net commission income	45
Balance of other operating income and expenses	19
Total	**738**

31 Net income from investments The net income from investments shows income from the sale of held-to-maturity and available-for-sale financial instruments and also changes in the valuation of such instruments that are to be recorded as affecting net income. It also shows expenses relating to and gains from the sale of investment properties. The income from held-to-maturity assets amounted to € 26 million. Overall, a net expense of € 99 million was recorded from available-for-sale investments.

Investment properties accounted for expenses of € 6 million. The sale of such land and buildings resulted in gains of € 4 million.

32 Balance of other income and expenses

in € millions	2003
Other income	**35**
Other expenses	**104**
thereof:	
Other taxes	1
Restructuring costs	86
thereof:	
Additions to restructuring provisions	33
Balance of other income/expenses	**–69**

Restructuring costs amounting to € 86 million arose in connection with the restructuring of the business segment Hypo Real Estate Germany. These expenses comprise personnel expenses of € 29 million, special IT write-offs of € 34 million and other general administrative expenses of € 23 million. Restructuring provisions amounting to € 33 million were recognised pursuant to IAS 37 for further restructuring measures within the segment.

33 Taxes on income Taxes on income are divided as follows:

TAXES ON INCOME

in € millions	2003
Current taxes	36
Deferred taxes	4
Total	**40**

As a result of the spin-off, Hypo Real Estate Holding AG incorporates the market values recorded by HVB AG in the fiscal transfer balance sheet as of December 31, 2002 into its fiscal balance sheet. Therefore the spin-off takes place neutral for income tax purposes.

As part of the spin-off process, HVB AG's loss carryforward for corporation tax and trade tax purposes that exists on the transfer record date was transferred to Hypo Real Estate Holding AG on a prorata basis, in accordance with the apportionment ratio (77:23) announced in the spin-off report (approximately € 390 million according to HVB AG's extrapolation of March 2003). Both the amount of the available loss carryforward and also the apportionment ratio still have to be confirmed by the fiscal authorities at HVB AG. In view of the fact that Hypo Real Estate Holding AG has no influence on this tax audit procedure or its results and that the restrictions of section 8 para. 4 of the German Corporation Tax Act [KStG] have to be taken into account regarding the continued existence of the loss carryforward that has been transferred, no deferred tax assets have been applied as at December 31, 2003 because the accounting criteria pursuant to IAS 12.34 et seq. are not met.

Accompanying to the spin-off, HVB AG granted the Hypo Real Estate Group an income equalisation that was intended to follow the retroactive effect caused by the spin-off. HVB AG also deducted the taxes owed for the retroactive period; amounting to € 15 million. These have been taken into consideration in the item current taxes and also as an aperiodical effect within the reconciliation.

A key influencing factor in reducing current taxes was the profit and loss pooling agreement concluded between Württembergische Hypothekenbank and DIA Vermögensverwaltungs-GmbH, which has now been merged into Hypo Real Estate Holding AG. We are of the opinion that the agreement is effective, as we do not believe that the challenges pending in this connection have any chance of success. It was possible to offset the loss carryforwards resulting from the spin-off against the profits transferred to Hypo Real Estate Holding AG, resulting in a reduction of tax burden of € 19 million for the Hypo Real Estate Group.

The differences between the expected (computed) taxes on income and the taxes on income actually shown are outlined in the following reconciliation, which takes consolidation measures into account:

RECONCILIATION
in € millions

	2003
Result of ordinary operating activities/result before taxes	156
Applicable (legal) tax rate	26.38%
Expected (computed) tax expense	41
Tax effects	
arising from foreign income	−1
arising from tax rate differences	2
arising from losses	−11
arising from tax-free income	−140
arising from non-deductible expenses	13
arising from valuation adjustments and the non-application of deferred taxes	125
arising from the write-up of deferred taxes	−5
arising from prior years and other aperiodical effects	16
Accounted taxes on income	**40**
Group tax ratio	**25.6%**

The applicable tax rate to the year under review was 26.38 %.

The effects from foreign income relate to differences in tax rates of foreign tax jurisdictions. They arose because foreign income was taxed at different tax rates.

The item effects from tax rate differences includes deviations arising due to different municipal trade tax percentages, the trade tax burden itself (deferred and current) pursuant to IAS and also the reducing effect resulting from the deductibility of trade tax when calculating corporation tax and solidarity surcharge as well as the effects of the Flood Victim Solidarity Act [Flutopfersolidaritätsgesetz] that are taken into consideration.

Offsetting by Hypo Real Estate Holding AG against the corporation tax and trade tax loss carryforwards resulting from the spin-off is shown in the item tax effects from losses.

The item tax effects from tax-free income includes the tax effects of the risk shelter provided by HVB AG and also the effects of the income equalisation granted to Hypo Real Estate Holding AG by HVB AG in connection with the spin-off. This item also includes effects from tax-free income from participations, dividends and gains/losses on sale.

The effects from non-deductible expenses primarily relate to that cannot be deducted for tax purposes and that are not to be shown as deferred taxes due to the permanent nature of the difference.

The effects from valuation adjustments and the non-application of deferred taxes mainly resulted from fiscal loss carry forwards that, irrespective of the spin-off-related loss carryforward of Hypo Real Estate Holding AG, did not meet the criteria for showing deferred tax assets pursuant to IAS 12. For an amount of € 458 million, no deferred tax assets were taken into consideration as the criteria for recognising them pursuant to IAS 12.34 et seq. were not met. At € 4 million, valuation adjustments produced an increase in expenses.

The item tax effects from the write-up of deferred taxes resulted from the recognition of deferred tax assets relating to temporary differences that had not yet been included in deferred taxes. This resulted in deferred tax income of € 5 million.

The item tax effects from prior years and aperiodical effects includes current taxes from preceding years amounting to € 4 million that arose due to fiscal audits or new information on fiscal obligations. Effects not relating to the period under review largely related to income equalisation with HVB AG.

The Group tax ratio is the ratio between the tax on income shown (current and deferred taxes) and the net result for the year before taxes. It was affected by the Group's tax policy, which is reflected in the aforementioned effects.

The deferred tax liabilities / deferred tax assets relate to the following items:

DEFERRED TAX LIABILITIES / DEFERRED TAX ASSETS
in € millions

	31.12.2003	1.1.2003
Deferred tax liabilities		
Loans and advances to other banks/customers including provisions for losses on loans and advances	1	52
Investments	154	55
Property, plant and equipment / intangible assets	–	3
Other assets / liabilities	1,064	1,761
Recognised deferred tax liabilities	**1,219**	**1,871**
Deferred tax assets		
Investments	4	7
Property, plant and equipment / intangible assets	2	4
Provisions	14	13
Other assets / liabilities	2,175	2,716
Placements with, loans and advances to other banks / customers including provisions for losses on loans and advances	4	–
Recognised deferred tax assets	**2,199**	**2,740**

For the domestic companies within the Group, deferred taxes were measured using the uniform rate of corporation tax including the solidarity surcharge of 26.38 % and the rate of trade tax, which depends on the applicable municipal rate fixed by the municipality. Because trade tax can be deducted when calculating corporation tax, Hypo Real Estate Holding AG's overall rate for valuing deferred taxes was 40.86 %.

As at the reporting date, unused tax loss carryforwards – excluding the loss carryforwards transferred as part of the spin-off that are now expected to amount to € 349 million – totalled € 459 million. Deferred tax assets relating to an amount of € 1 million were shown as the criteria for recognition pursuant to IAS 12.34 et seq. were met. There is no time limit regarding utilisation of the loss carryforwards.

During the year under review, the available-for-sale reserve was reduced by deferred taxes amounting to € 66 million. During the current year, deferred tax assets of € 142 million were offset against the cash flow hedge reserve.

34 Earnings per share

	2003
Net income adjusted for minority interests, in € millions	115
Net income adjusted for minority interests and before amortisation of goodwill, in € millions	115
Average no. of shares	134,072,175
Earnings per share (excl. amortisation of goodwill), in €	**0.86**
Earnings per share, in €	**0.86**

As no conversion or option rights in respect of contingent capital were outstanding for the year 2003 on the balance sheet date, no calculation was made showing diluted earnings per share.

35 Statement of value added

CREATION
in € millions

	2003
Operating income	738
Net income from investments	–1
Total income	737
Provisions for losses on loans and advances	252
Other general administrative expenses	107
Depreciation/amortisation on property, plant and equipment and intangible assets	19
Other expenses (excluding taxes) and additions to restructuring provisions	69
Value added	**290**

USE
in € millions

	2003
Value added	**290**
Employees (personnel expense)	134
Public authorities (taxes)	40
Minority interests	1
Companies	115

Notes to the Balance Sheet

36 Cash reserve

in € millions

	31.12.2003	1.1.2003
Cash on hand and central bank balances	489	79
Total	**489**	**79**

37 Placements with, loans and advances to other banks

LOANS AND ADVANCES TO OTHER BANKS BROKEN DOWN BY TYPE OF BUSINESS in € millions

	31.12.2003	1.1.2003
Placements with, loans and advances	**19,216**	**22,221**
Municipal loans	17,427	20,858
Real estate loans	253	378
Other placements, loans and advances	1,536	985
Investments	**5,765**	**9,434**
Total	**24,981**	**31,655**

LOANS AND ADVANCES TO OTHER BANKS BROKEN DOWN BY MATURITIES in € millions

	31.12.2003	1.1.2003
Repayable on demand	1,616	1,011
With agreed maturities	23,365	30,644
up to 3 months	4,932	8,125
from 3 months to 1 year	1,675	4,881
from 1 year to 5 years	9,274	8,634
from 5 years and over	7,484	9,004
Total	**24,981**	**31,655**

LOANS AND ADVANCES TO NON-CONSOLIDATED SUBSIDIARIES in € millions

	31.12.2003	1.1.2003
Non-consolidated subsidiaries	1	–
Total	**1**	**–**

38 Loans and advances to customers

LOANS AND ADVANCES TO CUSTOMERS, BROKEN DOWN BY TYPE OF BUSINESS in € millions

	31.12.2003	1.1.2003
Loans and advances	**85,505**	**90,514**
Municipal loans	28,489	34,410
Real estate loans	51,746	53,951
Other loans and advances	5,270	2,153
Total	**85,505**	**90,514**

LOANS AND ADVANCES TO CUSTOMERS, BROKEN DOWN BY MATURITIES in € millions

	31.12.2003	1.1.2003
Unspecified terms	254	97
With agreed maturities	85,251	90,417
up to 3 months	3,812	4,452
from 3 months to 1 year	5,110	4,491
from 1 year to 5 years	22,655	26,082
from 5 years and over	53,674	55,392
Total	**85,505**	**90,514**

LOANS AND ADVANCES TO NON-CONSOLIDATED SUBSIDIARIES AND COMPANIES[1] in € millions

	31.12.2003	1.1.2003
Non-consolidated subsidiaries	1,687	77
Companies in which a participating interest is held	499	245
Total	**2,186**	**322**

1) in which a participating interest is held.

39 Allowances for losses on loans and advances

DEVELOPMENT
in € millions

	Individual lending risks	Latent risks	Total
Balance at 1.1.2003	**1,398**	**77**	**1,475**
Changes affecting income	149	103	252
+ Gross additions	178	103	281
– Releases	–29	–	–29
Changes not affecting income	237	–68	169
– Use of existing loan-loss allowances	–303	–68	–371
+/– Effects of currency translations and other changes not affecting income	540	–	540
Balance at 31.12.2003	**1,784**	**112**	**1,896**

In particular, the changes not affecting net income show the amounts received under HVB AG's risk shelter.

BREAKDOWN OF ALLOWANCES FOR LOSSES ON LOANS AND ADVANCES
in € millions

	31.12.2003	1.1.2003
Loans and advances to customers	1,784	1,398
General loan-loss allowances	112	77
Total	**1,896**	**1,475**

40 Analysis of loan default risk

VOLUME OF LENDING
in € millions

	31.12.2003	1.1.2003
Placements with, loans and advances to other banks	19,216	22,221
Loans and advances to customers	85,505	90,514
Contingent liabilities	9,005	130
Total	**113,726**	**112,865**

RATIOS OF PROVISION TO TOTAL LENDING
in € millions

	31.12.2003	1.1.2003
Total provisions for losses on loans and advances	1,902	1,481
Write-downs on loans and advances	1,896	1,475
Loan-loss provisions	6	6
Volume of lending	113,726	112,865
Provision rate[1] in %	**1.67**	**1.31**

1) Total provisions for losses on loans and advances/volume of lending.

NET ADDITION RATE
in € millions

	31.12.2003
Provisions for losses on loans and advances[1]	712
Volume of lending	113,726
Net addition rate[1] in %	**0.63**

1) Including risk shelter of HVB AG.

LOAN LOSS RATIO
in € millions

	31.12.2003
Use of existing loan-loss allowances	371
– Recoveries from written off	2
Loan losses	369
Volume of lending	113,726
Loan loss ratio[1] in %	**0.32**

1) Loan losses/volume of lending.

41 Investments

ANALYSIS OF INVESTMENTS
in € millions

	31.12.2003	1.1.2003
Held-to-maturity investments	16,379	20,703
Debt securities and other fixed-income securities	16,379	20,703
Available-for-sale investments	20,055	19,411
Shares in non-consolidated subsidiaries	242	591
Participating interests	6	14
Debt securities and other fixed-income securities	19,807	18,806
Investment properties	37	100
Total	**36,471**	**40,214**

THE CARRYING AMOUNTS AS OF DECEMBER 31, 2003 WERE BROUGHT TO ACCOUNT AS FOLLOWS
in € millions

	Non-consolidated affiliated subsidiaries	Participating interests	Debt securities and other fixed-income securities	Shares and other variable-yield securities	Total
Marketable securities	–	–	29,549	–	29,549
Listed securities	–	–	27,237	–	27,237
Unlisted securities	–	–	2,312	–	2,312

There were no restrictions on disposals or collection of income from investments.

STATEMENT OF CHANGES IN HELD-TO-MATURITY AND LONG-TERM INVESTMENTS AS WELL AS INVESTMENT PROPERTIES
in € millions

	Held-to-maturity investments	Non-consolidated, subsidiaries	Participating interests	Debt securities and other fixed-income securities	Investment properties	Total
Acquisition costs						
Balance at 1.1.2003	20,671	603	9	18,814	125	40,222
Additions	20	141	–	2,891	–	3,052
Reclassifications	–174	–	–	–350	–	–524
Disposals	–3,912	–490	–3	–1,544	–87	–6,036
Balance at 31.12.2003	16,605	254	6	19,811	38	36,714
Changes in valuation not affecting income						
Balance at 1.1.2003	–	–	5	–8	–	–3
Additions	–	–	–	5	–	5
Disposals	–	–	–5	–1	–	–6
Balance at 31.12.2003	–	–	–	–4	–	–4
Write-downs and write-ups affecting income						
Balance at 1.1.2003	32	–12	–	–	–25	–5
Changes arising from foreign currency translations	–159	–	–	–	–	–159
Impairments	–	–	–	–	–2	–2
Reversals of premiums and discounts	–10	–	–	–	–	–10
Reclassifications	–79	–	–	–	–	–79
Disposals	10	–	–	–	–26	–16
Balance at 31.12.2003	–226	–12	–	–	–1	–239
Carrying amounts						
Balance at 31.12.2003	16,379	242	6	19,807	37	36,471
Balance at 1.1.2003	20,703	591	14	18,806	100	40,214

Disposals of held-to-maturity investments relate to redemptions on maturity.

THE ITEMS DEBT SECURITIES AND OTHER FIXED-INCOME SECURITIES AS WELL AS OTHER VARIABLE-YIELD SECURITIES COMPRISE THE FOLLOWING in € millions

	31.12.2003	1.1.2003
Debt securities and other fixed-income securities	36,186	39,509
Money market securities	–	101
Bonds and debt securities	34,415	36,610
by public issuers	15,245	16,540
by other issuers	19,170	21,070
Debt securities issued by group companies	1,771	1,798

There were no debt securities and other fixed-income securities of non-consolidated subsidiaries and companies with whom a participatory relationship exists:

FAIR VALUES OF INVESTMENTS On the balance-sheet date, the fair value of investment properties amounted to € 36 million.

42 Property, plant and equipment

in € millions

	Land and buildings used for operational purposes and buildings under construction	Plant and operating equipment	Plant under construction	Total
Acquisition / production costs				
Balance at 1.1.2003	97	47	30	174
Additions	–	11	13	24
Disposals	–83	–8	–43	–134
Balance at 31.12.2003	14	50	–	64
Amortisation/depreciation and write-ups				
Balance at 1.1.2003	6	35	–	41
Scheduled depreciation / amortisation	–	6	–	6
Unscheduled depreciation / amortisation	1	–	–	1
Disposals	6	7	–	13
Balance at 31.12.2003	1	34	–	35
Carrying amounts				
Balance at 31.12.2003	13	16	–	29
Balance at 1.1.2003	91	12	30	133

43 Intangible assets

DEVELOPMENT OF INTANGIBLE ASSETS
in € millions

	Software of which acquired	Software of which internally generated
Acquisition/production costs		
Balance at 1.1.2003	29	45
Additions	5	2
Disposals	–9	–47
Balance at 31.12.2003	25	–
Amortisation/depreciation and write-ups		
Balance at 1.1.2003	17	3
Scheduled amortisation/depreciation	4	9
Disposals	9	12
Balance at 31.12.2003	12	–
Carrying amounts		
Balance at 31.12.2003	13	–
Balance at 1.1.2003	12	42

Amortisation/depreciation of software and other intangible assets is shown under amortisation/depreciation of intangible assets within general administrative expenses.

44 Other assets

in € millions

	31.12.2003	1.1.2003
Positive fair values from derivative financial instruments	4,659	5,233
Other assets	195	404
Deferred charges and prepaid expenses	175	314
Total	**5,029**	**5,951**

POSITIVE FAIR VALUES FROM DERIVATIVE FINANCIAL INSTRUMENTS The positive fair values from derivative financial instruments include in particular the derivatives used to hedge against the risk of changes in market interest rate risk.

45 Tax assets The item tax assets is classified into tax assets relating to current taxes and deferred tax assets:

in € millions

	31.12.2003	1.1.2003
Current tax assets	57	35
Deferred tax assets	2,199	2,740
Total	**2,256**	**2,775**

During the year under review, deferred tax assets fell by € 542 million. Deferred tax assets on tax loss carryforwards were only applied if the criteria pursuant to IAS 12 were met (see also Note 33).

46 Subordinated assets The following balance sheet items contain subordinated assets:

in € millions	31.12.2003	1.1.2003
Investments	153	72
Total	**153**	**72**

47 Repurchase agreements As pledgor of genuine repos, we have pledged assets with a carrying amounts of € 4.7 billion. These assets remain as part of our assets, and the countervalues received are shown under liabilities.

48 Securitisation Securitisation involves the full or partial passing on to the capital market of lending risks for selected loan portfolios that have been precisely defined in advance. The prime aim of our Bank's own securitisation programmes is to reduce our loan portfolio risk. In the case of so-called synthetic securitisation, the risk is transferred and the pressure on equity reduced through the provision of collateral in the form of guarantees or credit derivatives; in the traditional forms of securitisation risk is transferred and the pressure on equity reduced through the sale of balance-sheet assets.

In 2003 the Hypo Real Estate Group set up a securitisation programme with a term of 20 years. As at December 31, 2003, the volume of lending placed in this way amounted to € 592 million and this resulted in a € 487 million reduction in the pressure relating to BIS risk weighted assets.

At the year-end, the volume of lending of all current securitisation programmes of the Hypo Real Estate Group amounted to € 10.1 billion, and the reduction in the pressure relating to BIS risk weighted assets amounted to € 7.1 billion.

Securitisation programmes usually provide for a small part of the risks being retained in the form of a first loss piece or interest subparticipation on the part of the pledgor.

For the programmes listed below, no first loss pieces are held. The interest subparticipations total € 191 million:

SECURITISATIONS

Assignee	Transaction name	Maturity years	Type of asset securitized	Volume of lending	Reduction in BIS weighted risk assets as per BIS rules
		in years		in € millions	in € millions
Westfälische Hypothekenbank AG	European Dream 2000	5	European MBS	600	480
Württembergische Hypothekenbank AG	WürttHyp 2000-1	41	Private mortgage loans	409	171
Total 1998 to 2000				**1,009**	**651**
HVB Real Estate Bank AG	HVB Real Estate 2001-1	55	Private mortgage loans	1,013	427
HVB Real Estate Bank AG	NürnbergHyp 2001-1	55	Private mortgage loans	240	185
Westfälische Hypothekenbank AG	Dutch Dream 2001-1	7	Commercial mortgage loans	785	690
Westfälische Hypothekenbank AG	European Dream 2001-1	5	European MBS	855	684
Württembergische Hypothekenbank AG	WürttHyp 2001-1	11	Commercial mortgage loans	762	579
Total 2001				**3,655**	**2,565**
HVB Real Estate Bank AG	Provide Comfort 2002-1	52	Private mortgage loans	2,326	1,227
Westfälische Hypothekenbank AG	Duke 2002	6	Commercial mortgage loans	774	737
Westfälische Hypothekenbank AG	Geco 2002	7	Commercial mortgage loans	937	818
Württembergische Hypothekenbank AG	WürttHyp EU-1	26	Commercial mortgage loans	783	653
Total 2002				**4,820**	**3,435**
Württembergische Hypothekenbank AG	WürttHyp F-1	20	Commercial mortgage loans	592	487
Total 2003				**592**	**487**
Total				**10,076**	**7,138**

49 Deposits from other banks

DEPOSITS FROM OTHER BANKS BY MATURITIES
in € millions

	31.12.2003	1.1.2003
Repayable on demand	770	135
With agreed maturities	18,581	18,695
up to 3 months	8,144	10,169
from 3 months to 1 year	4,779	5,610
from 1 year to 5 years	4,461	1,755
from 5 years and over	1,197	1,161
Total	**19,351**	**18,830**

AMOUNTS OWED TO NON-CONSOLIDATED SUBSIDIARIES
in € millions

	31.12.2003	1.1.2003
Non-consolidated subsidiaries	1,195	–
Total	**1,195**	–

50 Amounts owed to other depositors

AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITIES
in € millions

	31.12.2003	1.1.2003
Repayable on demand	325	262
With agreed maturities	7,519	6,463
up to 3 months	653	357
from 3 months to 1 year	722	884
from 1 year to 5 years	2,857	3,136
from 5 years and over	3,287	2,086
Total	**7,844**	**6,725**

AMOUNTS OWED TO NON-CONSOLIDATED SUBSIDIARIES
in € millions

	31.12.2003	1.1.2003
Non-consolidated subsidiaries	9	3
Total	**9**	**3**

51 Promissory notes and other liabilities evidenced by securities

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY SECURITIES[1] in € millions

	31.12.2003	1.1.2003
Debt securities in issue	85,170	100,172
Mortgage bonds	18,075	17,089
Public-sector bonds	56,644	67,331
Other debt securities	10,276	14,603
Money-market securities	175	1,149
Registered notes in issue	24,983	27,367
Mortgage bonds	13,856	15,513
Public-sector bonds	11,127	11,854
Total	**110,153**	**127,539**

1) broken down by type of business.

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY SECURITIES[1] in € millions

	31.12.2003	1.1.2003
With agreed maturities		
up to 3 months	6,294	11,888
from 3 months to 1 year	17,556	21,370
from 1 year to 5 years	61,844	65,512
from 5 years and over	24,459	28,769
Total	**110,153**	**127,539**

1) broken down by maturities.

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY SECURITIES[1] in € millions

	31.12.2003	1.1.2003
Companies in which a participating interest is held	–	21
Total	–	**21**

1) companies with whom a participatory relationship exists.

52 Provisions

ANALYSIS OF PROVISIONS
in € millions

	31.12.2003	1.1.2003
Provisions for pensions and similar obligations	140	131
Restructuring provisions compliant with IAS 37	35	11
Loan-loss provisions	6	6
Other provisions	29	10
thereof:		
Long-term liabilities to employees	7	7
Total	**210**	**158**

PENSION PROVISIONS Provisions for pensions and similar obligations include in-house employer's pension direct commitments for company pensions payable to employees of the Hypo Real Estate Group.

In-house employer's pension commitments are partly dependent on final salary, and partly based on modular plans with dynamic adjustment of vested rights. In addition, group companies pay contributions for commitments by external institutes. The pension obligations financed via pension funds or retirement benefit corporations with matching cover are either contribution-based (defined contribution plan) or can be treated as contribution-based pension obligations in material terms pursuant to IAS 19.58 and IAS 19.104. Expenses in respect of contribution-based pension obligations amounted to € 3 million.

The following interest rates and valuation parameters were applied when calculating the provision for in-house pension entitlements:

INTEREST RATES AND PARAMETERS
in %

	31.12.2003	1.1.2003
Interest rate	5.5	5.5
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

The cash value of earned in-house pension obligations amounted to € 137 million.

Unrealised actuarial losses amounted to € 3 million; the 10 % corridor was not exceeded.

The change in the liabilities-side provision for pension obligations was as follows:

ANALYSIS OF THE PENSION OBLIGATIONS
in € millions

	2003
Balance at 1.1.2003	**131**
+ Pension expenses	12
– Payments affecting liquidity	5
+/– Changes not affecting income	2
Balance at 31.12.2003	**140**

Pension expenses comprise € 4 million representing the present value of pension entitlements earned during the fiscal year as well as interest expenses of € 7 million.

RESTRUCTURING AND OTHER PROVISIONS
in € millions

	Restructuring provisions pursuant to IAS 37	Loan-loss provisions	Other provisions
Balance at 1.1.2003	**11**	**6**	**10**
Transfers to provisions	33	2	23
Reversals	–	–1	–2
Reclassifications	–	–1	–1
Amounts used	–9	–	–1
Balance at 31.12.2003	**35**	**6**	**29**

In particular, restructuring provisions were formed pursuant to IAS 37 for the restructuring of the business segment Hypo Real Estate Germany. The provisions largely relate to manpower reduction programmes that have already been agreed.

Other provisions include provisions for litigation expenses, payment of damages, provisions for anticipated losses and long-term liabilities towards employees such as provisions for anniversary payments, early retirement or part-time jobs for older employees.

53 Other liabilities

in € millions

	31.12.2003	1.1.2003
Negative fair values from derivative financial instruments	8,294	8,852
Other liabilities	397	546
Deferred income	95	207
Total	**8,786**	**9,605**

NEGATIVE FAIR VALUES FROM DERIVATIVE FINANCIAL INSTRUMENTS The item negative fair values from derivative financial instruments includes in particular derivatives used to secure against changes in market interest rates.

OTHER LIABILITIES Other liabilities mainly include liabilities from the offsetting of results and also interest deferrals and accruals pursuant to IAS 37. Accruals include in particular trade accounts payable in respect of invoices still outstanding, short-term liabilities to employees and other accruals in respect of commission, interest, operating expenses, etc.

54 Tax liabilities

Tax liabilities The item tax liabilities comprises tax liabilities relating to current taxes and deferred tax liabilities:

in € millions

	31.12.2003	1.1.2003
Current tax liabilities	54	73
Deferred tax liabilities	1,219	1,871
Total	**1,273**	**1,944**

The item current tax liabilities contains both provisions for taxes on income and also income tax liabilities. There was a reduced need for provisions due to the profit and loss pooling agreement concluded between Württembergische Hypothekenbank AG and DIA Vermögensverwaltungs-GmbH, which has now been merged into Hypo Real Estate Holding AG (see also Note 33).

Compared with January 1, 2003, the item deferred tax liabilities was reduced by € 652 million.

55 Subordinated capital

ANALYSIS OF SUBORDINATED CAPITAL
in € millions

	31.12.2003	1.1.2003
Subordinated liabilities	1,727	1,225
Participating certificates outstanding	749	754
Total	**2,476**	**1,979**

SUBORDINATED CAPITAL, BROKEN DOWN BY MATURATIES in € millions

	31.12.2003	1.1.2003
With agreed maturities		
up to 3 months	32	99
from 3 months to 1 year	96	83
from 1 year to 5 years	1,281	614
from 5 years and over	1,067	1,183
Total	**2,476**	**1,979**

In fiscal 2003, in accordance with bank regulatory requirements based on the provisions of section 10 paras. 5 and 5 a of the German Banking Act [Kreditwesengesetz, KWG] and also in accordance with the Recommendation on Equity issued by the Basel Committee on Banking Supervision in July 1988, the subordinated capital was shown as core capital, supplementary capital and/or tier III capital.

SUBORDINATED LIABILITIES Subordinated liabilities do not contain any individual items accounting for more than 10 % of the overall amount.

With all subordinated liabilities, there can be no early repayment obligation on the part of the issuer. In the event of bankruptcy or liquidation, such liabilities may only be repaid once all non-subordinate creditors have been satisfied.

Interest expenses of € 114 million arose in respect of subordinated liabilities. The subordinated liabilities contain pro rata interest of € 40 million.

There were no subordinated liabilities to non-consolidated subsidiaries and companies with whom a participatory relationship exists.

Issued participatory capital mainly comprises the following issues:

PARTICIPATING CERTIFICATES OUTSTANDING
in € millions

Issuer	Year of issue	Type	Nominal amount in € millions	Interest rate in %	Maturity
Hypo Real Estate Bank AG	1995	Bearer participation certificates	26	8.25	2006
Hypo Real Estate Bank AG	1995	Bearer participation certificates	38	8.00	2006
Hypo Real Estate Bank AG	1995	Bearer participation certificates	64	variable interest rate	2006
Hypo Real Estate Bank AG	1999	Bearer participation certificates	70	7.00	2010
Hypo Real Estate Bank AG	1993	Bearer participation certificates	38	7.00	2009
Hypo Real Estate Bank AG	1998	Bearer participation certificates	38	variable interest rate	2010
Hypo Real Estate Holding AG	1997	Bearer participation certificates	102	6.75	2007
Württembergische Hypothekenbank AG	1994	Bearer participation certificates	51	7.90	2004
Württembergische Hypothekenbank AG	1997	Bearer participation certificates	102	6.75	2008
Württembergische Hypothekenbank AG	2001	Bearer participation certificates	50	7.00	2012
Württembergische Hypothekenbank AG	2002	Bearer participation certificates	50	7.00	2013

The interest entitlement is reduced to the extent that a payout would result in the respective issuer recording an annual deficit or net loss for the year. Holders of participating certificates outstanding participate in any net loss for the year recorded by an issuer through a reduction in their repayment entitlements; this is based on the ratio between the repayment entitlements and the subscribed capital as shown in the balance sheet plus revenue reserves and additional paid-in capital as well as participatory capital.

Net profits for subsequent years must be used to bring repayment entitlements back up to their nominal value. The participating certificates outstanding certify subordinated creditor rights; they do not guarantee any share in liquidation proceeds.

56 Minority interests

in € millions

	2003
Balance at 1.1.2003	**126**
Changes in valuation financial instruments not affecting income	1
Transfer from net income	1
Changes in consolidated group	−72
Changes arising from foreign currency	−42
Balance at 31.12.2003	**14**

57 Shareholders' equity On December 31, 2003, Hypo Real Estate Holding AG's subscribed capital of € 402 million was divided into:

ANALYSIS OF SHAREHOLDERS' EQUITY
Number

	2003
Shares of common bearer stock	130,433,775
Shares of registered non-voting preferred stock	3,638,400

AUTHORISED CAPITAL INCREASE
in € millions

Year resolution adopted	Available unit	Original amount	Balance at 31.12.2003
2003	13.5.2008	120	120

ANALYSIS OF RETAINED EARNINGS
in € millions

	31.12.2003	1.1.2003
Legal reserve	–	–
Reserve for treasury stock	–	–
Other retained earnings	358	368
Total	**358**	**368**

CASH FLOW HEDGE RESERVE During the year under review, the cash flow hedge reserve rose by € 297 million from € −1,166 million to € −1,463 million. This rise is largely (€ 172 million) due to the acquisition of the minority interests in the mortgage bank participating interests as this led to a corresponding reduction in the minority interest relating to the cash flow hedge reserve.

58 Treasury stock Neither we nor any of our dependent companies or companies in which we have a majority holding held shares (own shares) in Hypo Real Estate Holding AG.

59 Foreign-currency assets and liabilities Translated into euros, the total amount of assets in foreign currencies on the balance sheet date was € 16.7 billion and the total amount of foreign-currency liabilities was € 11.9 billion. Of these, our most important foreign currencies accounted for the following amounts:

in € millions

	31.12.2003	1.1.2003
Foreign-currency assets	16,718	9,558
of which		
USD	6,353	2,463
JPY	1,045	592
CHF	2,594	2,094
Foreign-currency liabilities	11,936	14,367
of which		
USD	3,372	8,898
JPY	954	794
CHF	3,168	1,922

There are considerable differences between assets and liabilities in foreign currencies as only balance-sheet items have been taken into account here. The off-balance-sheet volume – which also includes the volume to secure transactions concluded – is not shown.

60 Trust business The following tables show the volume of fiduciary business not shown in the consolidated balance sheet.

TRUST ASSETS
in € millions

	31.12.2003	1.1.2003
Loans and advances to customers	1,182	110
Total	**1,182**	**110**

TRUST LIABILITIES
in € millions

	31.12.2003	1.1.2003
Deposits from other banks	678	109
Other liabilities	504	1
Total	**1,182**	**110**

61 Assets assigned or pledged as security for own liabilities

THESE ARE ANALYSED AS FOLLOWS
in € millions

	31.12.2003	1.1.2003
Deposits from other banks	6,926	5,214
Contingent liabilities	521	–
Total	**7,447**	**5,214**

The assets pledged as security for own liabilities can be broken down as follows:

ANALYSIS OF ASSETS PLEDGED
in € millions

	31.12.2003	1.1.2003
Placements with, loans and advances to other banks	533	–
Loans and advances to customers	529	559
Investments	6,385	4,655
Total	**7,447**	**5,214**

Notes to the Cash Flow Statement

62 Notes to the items in the Cash Flow Statement The cash flow statement shows the payment flows for the fiscal year, classified according to "operating activities", "investing activities" and "financing activities". Operating activities are given a wide basis of definition with differentiation based on operating results.

The item shown as cash and cash equivalents corresponds to the balance sheet item "cash reserve" and contains cash at hand and central bank balances.

The item entitled change in other non-cash-flow-related items contains the changes in the valuation of financial instruments, the net additions to deferred taxes, the change in provisions, the change in prorated and deferred interest, the reversal of share premiums and share discounts, as well as minority interests in the result for the year.

The item other adjustments contains the results shown in the financial statements insofar as the corresponding payments are shown separately after the relevant sub-totals, i.e. interest and dividend income, interest expense, extraordinary income and expenses and expenses in respect of taxes on income (IAS 7.29 et seq.). This item contains both the non-cash-flow-related and cash-flow-related result components. Cash-flow-related results are added back (inflows) or deducted (outflows) after the sub-total and before the total cash flow from operating activities.

Information on Financial Instruments compliant with IAS 32

63 Fair values of financial instruments The recognised fair values of financial instruments pursuant to IAS 32 correspond to the amounts at which, in our opinion, an asset could be exchanged on the balance-sheet date between willing, independent expert business partners or at which a liability could be settled between such business partners.

The fair values were determined as at the balance sheet date based on the market information available and using the Company's own methods of calculation.

The fair values of certain financial instruments reported at nominal values are almost identical to their carrying amounts. These include, for example, the cash reserve and receivables and liabilities without a specific maturity or interest tie-up. For other

in € millions

	Carrying amounts 2003	Fair value 2003
Assets		
Cash reserve	489	489
Placements with, loans and advances to other banks	24,981	29,105
Loans and advances to customers	85,505	87,972
Investments	36,471	36,773
Other assets	5,029	5,029
Liabilities		
Deposits from other banks	19,351	20,862
Amounts owed to other depositors	7,844	8,249
Promissory notes and other liabilities evidenced by securities	110,153	112,681
Other liabilities	8,786	8,786
Subordinated capital	2,476	2,518
Other items		
Contingent liabilities	9,005	9,005
Irrevocable loan commitments	2,571	2,571

receivables and liabilities, the future expected cash flows are discounted to the present value using current interest rates.

Quoted market prices are applied for market securities and derivatives as well as for quoted debt instruments. The fair value of other securities is determined as the present value of future expected cash flows.

The fair values of interest and currency interest swap agreements and also interest rate futures are determined on the basis of discounted future expected cash flows. The market interest rates applicable to the remaining maturity of the financial instruments are used for the purpose of this calculation.

The fair value of forward exchange transactions is determined on the basis of current forward rates. Options are valued using exchange rate quotations or recognised models for determining option prices.

The fair values of irrevocable loan commitments and contingent liabilities correspond to their carrying amounts.

For assets, the difference between fair values and carrying amounts amounts to € 6.9 billion and for liabilities € 4.5 billion. The balance of these amounts is € 2.4 billion. The development of this parameter over time depends on changes in market prices and the valuation parameters applied in calculating fair values, including in particular changes in interest rates and changes in financial instrument portfolios.

64 Economic assessment of the cash flow hedge reserve Control of our mortgage banks is based on ensuring extensive hedging against interest rate risks so that future income is protected against interest rate risks at an early stage. These hedging measures take place at portfolio level – in other words, corresponding, homogenous portfolios are hedged, rather than individual loans.

At present, these hedging transactions that are justified in economic terms and referred to as macro fair value hedges are not recognised under the current provisions of IAS 39. Although in principle the current draft "Recognition and Measurement – Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk" will in future enable the recognition of such portfolio-based hedging transactions, it will not be possible to make the effectiveness test prescribed for this commensurate with a Bank's control systems. It is therefore unlikely that corresponding reporting will be possible even after the new standard enters into effect.

In financial terms, it is not appropriate to show only fluctuations in the market values of derivatives via the current income statement and not the opposing fluctuations in the market values of the underlying transactions; it has therefore been decided to apply cash flow hedge accounting and show the fluctuations in the market values of derivatives as not affecting net profit or loss. However, this means that the corresponding effect must be shown under shareholders' equity.

Taking the above into consideration, the following section outlines the effects on our financial statements for the year ending December 31, 2003.

According to current IAS provisions (IAS 39.10), loans and advances must be classified into the following categories:

1. Originated loans and receivables
2. Available for sale
3. Held to maturity

As our loans and advances mainly relate to loans and advances to customers or financial institutions within the real estate or municipal sector, the majority of our loans and advances are classified under "originated loans and receivables" or "held to maturity". According to IAS 39.68 and IAS 39.73, these categories must be shown at amortised cost. According to IAS 39.69, the derivatives used for hedging purposes must be shown at their market price. This means that because of the development of interest rates, a negative cash flow hedge reserve is determined even in the case of an effective cash flow hedge.

In order to evaluate the economic significance of this deducting item in the shareholders' equity pursuant to IAS 39.158 a, the balanced hidden reserves [difference between carrying amounts and market value (fair value) must be considered in the interest-bearing assets and liabilities as at December 31, 2003 (cf. Note 63 on IAS 32). On the balance-sheet date, the cash flow hedge valuation result amounted to € –1,463 million, whereas the balanced hidden reserves amounted to € 2,407 million. The hidden reserves are therefore clearly higher than the negative valuation result relating to the cash flow hedge.

Additional Information

65 Significant concentrations of assets and liabilities The Group's assets and liabilities exhibit a balanced structure and do not contain any significant areas of concentration.

SHARE OF LOAN VOLUME
in %

	31.12.2003	1.1.2003
Municipal loans	40.4	49
Mortgage loans	45.7	48.1
Other loans and advances	6.0	2.8
Contingent liabilities	7.9	0.1
Total	**100.0**	**100.0**

Similarly, the balanced maturities structure of our liabilities does not reveal any significant concentrations of risk.

Detailed information on the risks associated with our business is contained in the Risk Report.

66 Key capital ratios (based on the German Commercial Code) According to the Recommendation on Equity issued by the Basel Committee for Banking Supervision in July 1988, the core capital ratio (core capital/risk weighted assets) may not fall below 4.0 % and the equity capital ratio (shareholders' equity/risk weighted assets) may not be less than 8.0 %. At the same time, the equity funds ratio calculated on the basis of the relationship between equity funds and total risk weighted assets plus 12.5 times the weighting amount for items subject to market price risk (including options transactions) must be at least 8.0 %.

Equity funds consist of core capital and supplementary capital (shareholders' equity) plus tier III capital and are comprised as follows, according to approved annual financial statements as at December 31, 2003:

EQUITY FUNDS[1]
in € millions

	31.12.2003
Core capital	4,122
Supplementary capital	2,126
Equity capital	**6,248**
Tier III capital	–
Total equity funds	**6,248**

1) Consolidated pursuant to section 10 a German Banking Act [KWG].

The risk weighted assets and positions subject to market risk were as follows:

RISK WEIGHTED ASSETS
in € billions

	31.12.2003
On-balance-sheet assets	47
Off-balance-sheet assets	7
Total risk weighted assets	**54**
Positions subject to market risk in € millions	
Currency risks	8
Total positions subject to market risk	**8**

Calculated in accordance with the Basel Recommendation on Equity, the following ratios applied as at December 31, 2003 (based on approved annual financial statements):

KEY CAPITAL RATIOS
in %

	31.12.2003
Core capital ratio	7.6
Equity capital ratio	11.6
Equity funds ratio (overall indicator)	11.5

According to sections 10 and 10 a of the German Banking Act [KWG] equity funds amount to € 6,366 million. The liable shareholders' equity, which comprises core capital and supplementary capital less the deductible item, also amounts to € 6,366 million. Supplementary capital does not include any unrealised reserves pursuant to section 10 para. 2 b sentence 1 nos. 6 and 7 of the German Banking Act [KWG].

67 Contingent liabilities and other commitments

in € millions

	31.12.2003	1.1.2003
Contingent liabilities[1]	**9,005**	**130**
From guarantees and indemnity agreements	9,005	130
Performance guarantees and indemnities	9,005	130
Other liabilities	**2,597**	**1,873**
Irrevocable loan commitments	2,571	1,871
Book credits	36	–
Mortgage and municipal loans	2,535	1,871
Other commitments	26	2
Total	**11,602**	**2,003**

1) In principle, the amount of contingent liabilities equates to the amount of contingent claims.

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of Hypo Real Estate Bank International vis-à-vis HVB AG in an amount of € 5.2 billion; these were issued as part of the synthetic transfer of the "Western Europe" real estate finance portfolio.

The other contingent liabilities and other liabilities do not contain any individual items of significant importance.

Hypo Real Estate Holding AG has issued the loss indemnity declaration for the deposit protection fund established by the Bundesverband deutscher Banken e.V. Berlin as prescribed by the applicable Articles of Association.

68 Information on relationships with related parties

REMUNERATION PAID TO MEMBERS OF THE COMPANY'S ORGANS
in €

	Fixed 2003	Profit-related components[1] 2003	Long-term incentive components 2003	Total 2003
To members of the Executive Board of Hypo Real Estate Holding AG	2,104,500	3,450,000	–	5,554,500
Georg Funke, Chairman	750,000	1,350,000	–	2,100,000
Johann Berger	300,000	450,000	–	750,000
Dr. Paul Eisele	249,500	620,000	–	869,500
Dr. Markus Fell	400,000	450,000	–	850,000
Frank Lamby	405,000	580,000	–	985,000
To members of the Supervisory Board of Hypo Real Estate Holding AG for Supervisory Board activities	243,600	–	–	243,600

1) Profit-related remuneration for 2003 but only paid in 2004.

In 2003, the members of the Supervisory Board did not receive any remuneration for personal services.

On the balance-sheet date, there were no receivables or contingent liabilities in respect of members of the Supervisory and Executive Boards of Hypo Real Estate Holding AG.

Shares and share derivatives of Hypo Real Estate Holding AG purchased or sold by members of the Executive and Supervisory Boards since the first quotation of Hypo Real Estate Holding AG shares, in accordance with the disclosure obligation pursuant to section 15 a of the Securities Trading Act [WpHG] (directors' dealings):

DIRECTORS DEALINGS

	Type of transaction	Name of the security or derivative	Securities identification number/ ISIN number	Completion date	Price per share	No. of securities	Nominal amount of the security/ derivative
Kurt F. Viermetz	Purchase	Ordinary bearer shares of Hypo Real Estate Holding AG	WKN: 802770 ISIN: DE 0008027707	6.10.2003	€ 11.2725	10,000	€ 3.– per share total € 30,000.–

On December 31, 2003, the members of the Executive and Supervisory Boards together held less than 1% of the total shares issued by Hypo Real Estate Holding AG.

69 Employees

AVERAGE NUMBER OF EMPLOYEES

	2003
Employees (excluding trainees)	1,515
Full-time employees	1,339
Part-time employees	176
Trainees	28
Total	**1,543**

70 Summary of quarterly financial data

in € millions

	1. Quarter 2003	2. Quarter 2003	3. Quarter 2003	4. Quarter 2003
Income/expenses				
Net interest income	168	150	181	175
Provisions for losses on loans and advances	63	67	59	63
Net interest income after provisions for losses on loans and advances	**105**	**83**	**122**	**112**
Net commission income	2	12	–	31
General administrative expenses	57	59	71	73
Balance of other operating income and expenses	–3	–2	6	18
Operating result	**47**	**34**	**57**	**88**
Net income from investments	–7	9	–15	12
Balance of other income/expenses	–5	–12	–18	–34
Result of ordinary activities/result before taxes	**35**	**31**	**24**	**66**
Taxes on income	7	8	28	–3
Net income	**28**	**23**	**–4**	**69**

71 Summary of annual financial data

in € millions

	2003	2002[1]	2001[1]
Income/expenses			
Net interest income	674	670	733
Provisions for losses on loans and advances	252	505	282
Net interest income after provisions for losses on loans and advances	**422**	**165**	**451**
Net commission income	45	11	17
Trading result	–	–	–1
General administrative expenses	260	235	227
Balance of other operating income and expenses	19	17	52
Operating result	**226**	**–42**	**292**
Net income from investments	–1	62	66
Balance of other income and expenses	–69	–4	–13
Result of ordinary activities/result before taxes	**156**	**16**	**345**
Taxes on income	40	27	103
Net income	**116**	**–11**	**242**

1) The financial data as at December 31, 2002 and also the comparative figures for the fiscal year ending December 31, 2001 are based on the segment data for HVB AG's "Hypo Group" segment contained in the consolidated financial statements of HVB AG for fiscal 2002 (including the comparative figures for fiscal 2001); they have been enhanced in terms of depth of detail and the figures for FGH Bank have been excluded.

72 Members of the Supervisory Board and of the Executive Board

SUPERVISORY BOARD
Kurt F. Viermetz, Chairman
Dr. Ferdinand Graf von Ballestrem
Dr. Götz Wricke

EXECUTIVE BOARD
Georg Funke, Chairman
Johann Berger
Dr. Paul Eisele
Dr. Markus Fell
Frank Lamby

Munich, March 12, 2004

Hypo Real Estate Holding
Aktiengesellschaft

The Executive Board
Funke Berger Eisele Fell Lamby

Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Hypo Real Estate Holding AG for the business year from January 1, 2003 to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Hypo Real Estate Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1, 2003 to December 31, 2003, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, 2003 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 19, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer



Boards

Supervisory Board

Name	Positions held on other statutory supervisory boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and other countries
Kurt F. Viermetz Chairman (since 14.5.2003)	ERGO Versicherungs-AG (Member of the Supervisory Board) since 5.6.2003	Grosvenor Estate Holdings Ltd. (Member of the Supervisory Board) London, Great Britain
	Ruhrgas AG (Member of the Supervisory Board) since 25.3.2003	Hypo Real Estate Bank International, puc (Chairman of the Board of Directors) Dublin, Ireland, since 12.11.2003
	Bayerische Hypo- und Vereinsbank AG (Member of the Supervisory Board) until 31.12.2003	
Dr. Ferdinand Graf von Ballestrem (since 14.5.2003)	SHW Aktiengesellschaft (Chairman of the Supervisory Board)	MAN Capital Corporation (Chairman of the Board of Directors)
	Renk Aktiengesellschaft (Vice-Chairman of the Supervisory Board)	MFI UK Ltd. (Chairman of the Board of Directors)
	MAN Technologie AG (Vice-Chairman of the Supervisory Board)	
	MAN Roland Druckmaschinen AG (Member of the Supervisory Board)	
	Bayerische Versicherungsbank AG (Member of the Supervisory Board)	
	HVB Real Estate Bank AG (Member of the Supervisory Board) until 30.9.2003	

Name	Positions held on other statutory supervisory boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and other countries
Dr. Götz Wricke (since 14.5.2003)	Hamburg-Mannheimer Rechtsschutzversicherungs-AG (Chairman of the Supervisory Board)	Hamburg-Mannheimer N.V. (Chairman of the Supervisory Board) Brussels, Belgium
	HVB Real Estate Bank AG (Member of the Supervisory Board) until 30.9.2003	Lion Belge S. A. (Chairman of the Supervisory Board) Brussels, Belgium
		Union Versicherungs AG (Vice-Chairman of the Supervisory Board) Vienna, Austria

Executive Board

Name	Positions held on other statutory supervisory boards of German companies	Membership of comparable controlling bodies of commercial enterprises in Germany and other countries
Georg Funke Chairman (since 28.7.2003)	Hypo Real Estate Bank AG* (Chairman of the Supervisory Board) seit 1.10.2003 Westfälische Hypothekenbank AG* (Chairman of the Supervisory Board) 12.3.2003–3.11.2003 Württembergische Hypothekenbank AG* (Chairman of the Supervisory Board) seit 7.5.2003	FGH Bank N.V.* (Chairman of the Supervisory Board) Utrecht, the Netherlands until 24.10.2003
Johann Berger (since 28.7.2003)	Westfälische Hypothekenbank AG* 12.3.2003–3.11.2003	
Dr. Paul Eisele (since 28.7.2003)	Hypo Real Estate Bank AG* since 1.10.2003	PBI Pfandbrief Bank International S.A.* (Member of the Administrative Board) Luxembourg, until 1.9.2003 Bankenverband Baden-Württemberg (Member of the Board) Verband Deutscher Hypothekenbanken e.V. (Member of the Board)
Dr. Markus Fell (since 28.7.2003)	Hypo Real Estate Bank AG* since 1.10.2003 Westfälische Hypothekenbank AG* 12.3.2003–3.11.2003 Württembergische Hypothekenbank AG* since 8.8.2003	Hypo Real Estate Capital France S.A.* (Membre du Conseil de Surveillance) Paris, France since 10.7.2003 Hypo Real Estate Capital Ltd.* (Non-Executive Member of the Board) London, Great Britain since 20.6.2003

* Group mandate

Name	**Positions held on other statutory supervisory boards of German companies**	**Membership of comparable controlling bodies of commercial enterprises in Germany and other countries**
Continuation Dr. Markus Fell		Hypo Real Estate Capital Corporation* (Non-Executive Member of the Board) New York/US, since 9.9.2003
		PBI Pfandbrief Bank International S. A.* (Member of the Administrative Board) Luxembourg, since 1.9.2003
Frank Lamby (since 28.7.2003)	Hypo Real Estate Bank AG* (Vice-Chairman of the Supervisory Board) since 1.10.2003	Hypo Real Estate Capital France S. A.* (Vice-Président du Conseil de Surveillance) Paris, France
	Westfälische Hypothekenbank AG* 18.7.2003–3.11.2003	Hypo Real Estate Capital Ltd.* (Non-Executive Member of the Board) London, Great Britain
	Württembergische Hypothekenbank AG* (Vice-Chairman of the Supervisory Board) since 7.5.2003	Hypo Real Estate Capital Corporation* (Non-Executive Member of the Board) New York/US, seit 2.5.2003
		Hypo Real Estate Capital Iberia S.L.* (Miembro del Consejo de Administración) Madrid/Spain
		BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG (Member of the Advisory Council) until 31.12.2003

* Group mandate

Glossary

Advanced approach Under the advanced approach method, a bank with a sufficiently developed internal capital allocation procedure (strict criteria in terms of methodology and disclosure) is permitted to use its internal assessments regarding the credit standing of a debtor when assessing the credit risk within its portfolio.

There are specialised analysis procedures for different types of loan commitments – e.g. loans to corporates and retail customers – that exhibit different loss characteristics.

Asset/liability management Measures by a bank to manage the balance-sheet structure and to limit the risks resulting from mismatched maturities and insufficient liquidity.

Assets book Risk-carrying positions that are not allocated to the > *trading book.*

Available-for-sale assets Financial assets that are available for the company to sell and that do not relate to loans, financial instruments held for trading or > *held-to-maturity financial instruments.* Available-for-sale financial instruments include in particular fixed-income securities that cannot or should not be held to maturity and also equity instruments with no final maturity.

Basel II The term 'Basel II' stands for a new capital adequacy framework, which will be presented by the Basel Committee on Banking Supervision in summer 2004. The committee meets on a regular basis at the Bank for International Settlements (BIS) and is formed by representatives of the central banks and banking supervisors of the major developed nations. It gives general strategic recommendations on the framework and standards for banking supervision. Basel II will in comparison to the first capital adequacy framework (Basel I) from 1988 define new general conditions for the measurement of risk weighted assets and the minimum capital requirements for credit institutions. The transformation of these guidelines to German law is expected to be done by 1.1.2007.

BIS Bank for International Settlements headquartered in Basle; as the central bank of the central banks, it is in particular responsible for cross-border banking supervision and for the establishment of internationally valid equity capital requirements for supraregionally operating banks.

BIS equity funds Equity capital that is recognised for regulatory purposes and complies with the Recommendation on Equity issued by the Basel Committee for Banking Supervision in July 1988 (last amended in January 1996) for financial institutes operating on the international stage. It comprises liable equity capital (Tier-1 capital and supplementary capital) and tier III capital:

- Tier-1 capital or tier I capital: largely subscribed capital, reserves and certain hybrid capital instruments,
- Supplementary capital or tier II capital: includes in particular participatory capital, long-term subordinated liabilities, unrealised gains from listed securities and other valuation adjustments for inherent risks.
- Tier III capital: mainly comprises short-term subordinated liabilities and surplus supplementary capital.

Blue Chips Description for shares with high market capitalisation, high exchange transactions and high popularity, which mostly form part of the main index in their country of origin.

Capacity to meet interest payments Degree to which the rental income from a financed building must, in long-term financing, at least cover the interest service payments.

Ratio: DSC (debt service coverage)

Cash flow hedge Security against the risk of loss of future interest payments under a variable-interest balance-sheet transaction obtained by means of a > *swap*.

Cash flow statement Representation of a company's inflow or outflow of funds from operating, investment and financing activities during a fiscal year and calculation of the cash in hand (cash reserve) at the beginning and end of the fiscal year.

CDAX The CDAX contains all German companies from the Prime and General Standard market segments. The index represents the entire breadth of the German stock market, i.e. all companies listed on the Frankfurt Stock Exchange.

Clearing bank A bank that is a member of a national clearing system for the multilateral clearing of receivables and liabilities in interbank transactions.

Collateral risk Risk of a potential loss in the value of collateral due to factors relating to a specific property or emanating from the real estate market.

Commercial paper (CP) Money market instruments in the form of bearer instruments that do not have standardised maturities but can be geared to individual investment requirements and are paid on a discount basis.

Their maturities vary between 1 and 270 days.

They are issued on the money market by debtors with an irreproachable credit standing; they are issued in high amounts and with high minimum nominal values.

Concentration risk Risk resulting from concentration of the credit risk on a single party (counterparty, issuer, country or borrowing customer) in the portfolio or among a group of parties that over a period of time exhibit a parallel development in terms of probability of default – caused, for example, by similar economic dependencies. Synonym: cluster risk

Corporate governance Corporate governance refers to the legal and factual framework for managing and monitoring companies. The recommendations of the German Corporate Governance Code create transparency and are intended to strengthen confidence in good and responsible management; they are primarily aimed at protecting shareholders.

Cost-income ratio Relationship between general administrative expenses and the total of net interest income, net commission income, trading profit/loss and net other operating income and expenses; a low cost-income ratio indicates high productivity.

Counterparty risk Risk that, as a result of default on the part of a contracting partner, it will no longer be possible to collect an unrealised profit from outstanding interest- and currency-related derivative and futures transactions.

The counterparty risk is differentiated according to settlement risk (from the value date until settlement) and pre-settlement risk (from the date of conclusion until the value date).

Country risk Risk that a business partner in a certain country will be unable to fulfil his contractually agreed obligations due to political or social unrest, nationalisation or expropriation, non-recognition by governments of foreign debts, currency controls or a devaluation of the national currency.

Credit default swap Financial contract where the risk of a credit event that is specified in advance (e.g. insolvency or deterioration in credit standing) is transferred by an assignee to a guarantor. Irrespective of whether or not the credit event materialises, the guarantor receives a regular premium payment from the assignee for taking the credit risk.

Credit derivatives Derivative financial instruments that allow one party to the transaction (assignee) to transfer the credit risk relating to a loan or a security to another party (guarantor) against payment of a premium. The risk purchaser therefore bears the credit risk relating to the loan or security without actually having to purchase it (e.g. > *credit default swap*, > *total return swap* or > *credit-linked note*).

Credit risk Credit risks include the loan default risk, counterparty risk, issuer risk and country risk; they refer to the potential loss that could result from the default or deterioration in credit ratings of loan customers, of issuers of borrowers' note loans promissory notes and debt securities, or of counterparties in money-market, securities and derivatives transactions.

Credit-linked notes A note issued by an assignee that is only repaid at the nominal value on maturity if a previously specified credit event does not materialise on the side of the debtor. If the credit event does actually occur, the credit-linked note is repaid after deducting the agreed compensatory amount. In contrast to credit default swaps and total return swaps, the assignee receives his monetary payment in advance from the guarantor.

DAX Measures the performance of Germany's 30 largest companies within the Prime Standard segment in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Debt issuance programme (DIP) Framework agreement for the simplified launching of capital market issues with a maximum utilisation volume. A DIP is not a debt instrument but a platform that is in particular designed to standardise and simplify international issuing processes.

Debt service coverage margin Relationship between the net income that can be earned from a property and the debt service applicable to the property in question.

Default probability Expected average probability that a business partner will fail to fulfil his obligations, based on statistical analyses of historic default patterns.

Deferred taxes Taxes on income that are payable or receivable at a future date and that result from different carrying amounts being shown in the fiscal and commercial balance sheets. On the reporting date, they do not yet represent actual receivables or liabilities vis-à-vis tax authorities.

Degree of diversification Degree to which the portfolio is spread across several countries and sectors of industry in order to reduce risk.

Developer Developers develop and execute real estate projects (generally large commercial projects) with the aim of securing a swift sale.

Dow Jones EURO STOXX 50 A European blue-chip index. It contains the 50 leading stocks within the Euro zone.

DOW JONES INDUSTRIAL AVERAGE (DJIA) INDEX The broadest market indicator showing the performance of the United States' New York Stock Exchange. A price index comprising the weighted average of 30 actively traded blue-chip stocks, mainly industrial stocks.

Due diligence here: Detailed analysis of real estate properties in terms of possible risks present (e.g. soil and groundwater contamination).

Earnings per share Indicator comparing the net income for the year after taxes with the average number of ordinary shares.

Fair value Amount at which an asset would be exchanged or a debt settled between expert, independent, willing business partners; often identical with the market price.

Fair-value hedge Hedging of a fixed-income balance-sheet position (e.g. a receivable or a security) against the market risk by means of a > *swap*; it is valued at market value (> *fair value*).

Financial instruments This term is in particular used to summarise credits and loans extended, interest-bearing securities, shares, participating interests, liabilities and derivatives.

Forward transactions The purchase/sale of financial instruments on a fixed date and at a fixed price; a distinction is made between contingent forward transactions (> *options*) and unconditional forward transactions (> *futures*). In contrast to spot transactions, the date when the contract is concluded and the date of performance for the contract are different.

Futures Contracts that are standardised in terms of volume, quality and settlement date under which a trading item belonging to the money market, investment market, precious metals market or currency market is to be delivered or purchased on a specific future date at the specified market price. In many cases, a balancing payment has to be effected in place of delivering or purchasing securities.

German Minimum Requirements for the Conduct of Lending Business (MaK) Minimum requirements that must be met by all credit institutes in order to limit risks from lending business, taking into account the respective type and extent of business conducted.

German Minimum Requirements for the Conduct of Trading Operations(MaH) Minimum requirements that must be complied with by all financial institutes in order to secure solvency and must be supplemented/specified in more detail in internal instructions, taking into account the respective type and extent of trading activities.

They include requirements with regard to risk control and risk management, the organisation of trading operations and auditing, as well as regulations for specific transaction types.

They were issued in October 1995 by the Federal Banking Supervisory Office (BaKred), which is now known as the Federal Financial Supervisory Office (BaFin).

Goodwill Amount that a purchaser of a company pays in excess of the > *fair value of the individual assets after deducting debts* (= intrinsic value), taking into account future expected earnings (= net income value).

Hedge accounting Depiction of contrary developments in the values of a hedging transaction (e.g. an interest rate swap) and an underlying transaction (e.g. a loan). Hedge accounting aims to minimise the impact on the income statement of the valuation and the recording of valuation results from derivative transactions where such valuation and recording affects net profit or loss.

Hedging Transactions aimed at protecting against the risk of unfavourable price trends (e.g. currency and interest rate risks). A matching position is set up for each position, so that the risk is offset either in whole or in part.

Held to maturity Financial assets acquired by third parties that have a fixed maturity and fixed or determinable payments, where the holder intends or is able to hold the asset until final maturity.

Hybrid capital instruments Investment instruments that are characterised by profit-related interest payments. Where interest payments that have not been made when losses have occurred are not paid at a later date (non-cumulative hybrid capital instruments) and the instruments do not have a fixed maturity date and/or cannot be terminated by the creditor, then in accordance with regulatory requirements such instruments belong to the Tier-1 capital. In all other cases, they must be allocated to the supplementary capital (e.g. cumulative hybrid capital instruments).

International Accounting Standards (IAS) Accounting standards issued by the IASC (International Accounting Standards Committee), a specialist international organisation backed by professional associations that deal with accounting issues. The aim is to develop transparent and comparable international accounting systems.

International Financial Reporting Standards (IFRS) The IFRS include the present International Accounting Standards (> *IAS*) and the interpretations of the Standing Interpretations Committee as well as all standards and interpretations issued in future by the IASB (International Accounting Standards Board).

Issuer risk Losses of securities hold in one's own portfolio due to a deterioration in the credit standing of or default on the part of an issuer.

Loan default risk Risk of partial or total loss of a payment that has been contractually agreed in a loan contract by a business partner. Loan default risk includes credit rating risk, > *collateral risk* and > *secondary risk.*

Loan-to-value (LTV) Relationship between the funds loaned to the borrower and the value of the collateral.

Market risk Market risk results from changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices) and also from the correlations between them and their levels of volatility.

Market risk position The market risk position pursuant to Principle I includes foreign-currency, commodity and options risks as well trading-book risk positions such as risks relating to interest rates and share prices as well as > *credit risks pertaining to the trading book.*

MDAX Contains the securities of the 50 Prime Standard companies from traditional sectors ranking after the companies listed in the DAX index in terms of order-book sales and market capitalisation (midcaps). The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.
Medium term notes (MTN's)

Debenture programme for the issue of unsecured debt instruments at different times. Volume, currency and term (one to ten years) can be adapted according to funding requirements.

Medium term notes (MTN's) Debenture programme for the issue of unsecured debt instruments at different times. Volume, currency and term (one to ten years) can be adapted according to funding requirements.

Mortgage-backed securities (MBS) Securitisation of mortgage loans for precise control and reduction of credit risks.

MBS are securities whose interest and redemption payments are linked to the payment performance of a pool of loans secured by real estate liens.

Net income value For rented investment properties, the net income value represents the basis for determining the lending value. It describes the economic value of the property and is calculated from the capitalised annual net earnings (income from rents after deducting management costs) attainable in the long term.

Operational risk The risk of direct or indirect losses resulting from the inappropriateness or failure of human beings, technical systems, internal procedures or external events (definition pursuant to Basel II).

Operational risks are not usually entered into consciously; such risks are not subject to diversification and are difficult to narrow down.

Examples: human error, faulty management processes, criminal actions, fraud, natural disasters, (fire, ...), technical failures, departure of key employees.

Option An option grants the purchaser the right to purchase (= purchase option or call) or sell (= put option or put) a specific quantity of the item underlying the option (e.g. a security or currency) from or to a contracting partner (option writer) at a price determined when the contract is concluded (= strike). The option can be exercised either on a date specified in advance or during a period specified in advance; the purchaser pays an option premium for this right.

Participation certificate Certification of participatory rights issued by companies of all legal forms and admitted to official (stock-exchange) trading. Under certain circumstances, participatory certificates may be allocated to liable equity capital.

PRIME BANKS The Prime All Share Index is subdivided into 18 industry indices that serve to differentiate between the Prime Standard companies. Before a company is allocated to a specific industry index it is allocated to one of the 62 industry groups.

Rating Risk rating of a debtor (internal) and/or assessment of the credit standing of an issuer and its debt instruments by specialised agencies (external).

Real estate investment banking Structured financing, consulting services for investors including even the structuring of finance transactions, i.e. their classification into different forms of financing. Also referred to as: "real estate structured finance".

Relationship banking Provision of services and advice to customers throughout a particular region by means of standardised products; the classic approach in company and private-client business.

Repo transaction Short-term money market deal secured through securities.

Return on equity Ratio showing the relationship between the net income for the year, or a pre-tax performance measure (e.g. pre-tax profit), and average equity capital; indicates the return on the capital put to work by the company or its owners.

Risk assets To be able to map the assets-book > *credit risks* resulting from the differing credit standings of issuers and/or business partners in accordance with regulatory requirements, balance-sheet assets, off-balance-sheet transactions (e.g. warranties and guarantees for balance-sheet assets) as well as > *forward transactions*, > *swaps* and > *option rights* are weighted with respect to risk using rate-weighting factors that depend on the rating category of the issuers and/or business partners. Under Principle I, these risk-weighted assets must be backed by 8% liable equity capital.

Risk control Risk Control is responsible for implementing the risk policy prescribed by the Executive Board, for the neutral monitoring of lending, market and operational risks, as well as for analysing and reporting on the current and future risk situation.

Risk Control is also responsible for specifying measurement and evaluation methods as well as for subsequently carrying out measurements and evaluations of risk and risk results and/or limit controls.

Risk management The taking of business decisions at operational level, portfolio management and/or optimisation of risks in the widest sense of the word on the basis of risk/reward factors (e.g. assignment of lines for credit risks, credit derivatives, etc.) within the strategic framework defined by the Executive Board and in accordance with the authorisations issued by the Executive Board bestowing direct responsibility for risks and results.

Risk shelter Obligation of HypoVereinsbank vis-à-vis Hypo Real Estate Bank to cover credit risks in the latter's loan portfolio.

Net losses for the years 2003 and 2004 will be paid up to a maximum total of € 590 million, provided such losses resulted from specific charges formed for bad and doubtful debts.

Risk-return profile Depending on the risk content of a transaction, an adequate return is ensured through risk-oriented structuring of terms.

SDAX The select index for 50 smaller companies, referred to as smallcaps, ranking after the securities contained in the MDAX index in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Secondary risk Risk that any losses in rental income on the part of the borrower may jeopardise the capacity to meet debt service.

Securitisation Securities-based collateralisation and/or conversion of loans (e.g. through bonds) to procure funds. The prime aim is to make the loans tradable on organised investment markets (e.g. stock exchanges). The supplier of capital (= creditor) and therefore the purchaser of the securitised loan takes the risk of fluctuations in market prices and of loan losses; the borrower (= debtor) must provide regular public proof of his credit standing by means of regular reporting and/or of the highest possible rating by a rating agency.

Segment reporting Breakdown of the total consolidated values by individual segments, e.g. by areas of activity (divisions) or geographical characteristics (regions); this enables conclusions to be drawn regarding performance in individual segments and their contribution to the consolidated result.

Self-assessments Self-assessment is a process whereby the operational risks and the measures taken to minimise risks are regularly identified and evaluated by process officers, i.e. by those individuals who are best able to assess the strengths and weaknesses of processes.

In addition to identifying and evaluating risks, self-assessment also provides the basis for drawing up an action plan to open up opportunities for improvement, as well as for the development of risk awareness at all levels within the Bank.

Standard risk costs Average risk costs and/or valuation adjustments due to loan losses that are expected within a given year.

Swap In principle, an exchange of payment flows: an exchange of fixed and variable interest-payment flows in the same currency (= interest rate swap) and/or exchange of payment flows in different currencies (= currency swap).

TecDAX Maps the performance of the 30 largest Prime Standard technology companies ranking after the companies contained in the DAX index in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Tier-1 ratio This ratio is also referred to as the BIS Tier-1 ratio and represents the ratio of a company's risk assets determined in accordance with the provisions of the Bank for International Settlements (BIS) plus its market risk positions to its Tier-1 capital (see also BIS equity funds).

Total return swap Swap between the assignee and the guarantor with respect to the income from and changes in valuation of the underlying financial instruments. In addition to the credit risk, the guarantor also assumes the price risk resulting from the underlying financial instrument, in return for a corresponding interest payment.

Trading book Banking regulatory term for positions in financial instruments, interests and tradable loans that are held by a financial institute for the purpose of short-term resale, benefiting from price and interest rate fluctuations. This also includes transactions that are closely related to trading-book positions (e.g. for hedging purposes). Risk-carrying positions that do not belong in the trading book are assigned to the > *assets book.*

Transaction banking Range of complex financial services offered in connection with each individual financing transaction.

Treasury Division responsible for the tasks of refinancing and liquidity control, asset/liability management, fixed-income and own-account trading.

Vacancy rate Average percentage of all real estate space that is not used or rented out.

Value at risk Method for quantifying risk; measures the potential future losses that with a certain degree of probability will not be exceeded within a specified period of time.

FINANCIAL CALENDAR 2004

March 29, 2004	Publication of the full year results 2003 and analysts' conference
May 12, 2004	Publication of the results for the first quarter of 2004
June 4, 2004	Annual General Meeting
August 11, 2004	Publication of the results for the second quarter of 2004
November 10, 2004	Publication of the results for the third quarter of 2004

Addresses and contacts

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-783
Contact: Ulrich Kern (IR),
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 61 16-100
Fax +353 1 61 16-105
Contact: Carol Tancock
marketing@hypointernational.com

Amsterdam location
Amstelplein 1 („Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Contact: Erich Wagenlehner
Mobile +49 172 834 33 55
Armin Graßhoff
Mobile +49 171 162 85 30

Hong Kong location
Hypo International
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Gerhard Hinterhäuser
gerhard.hinterhaeuser
@hypointernational.com

London location
Hypo Real Estate Capital Ltd.
110 Cannon Street
London EC4N 6EW
GB
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
Harin.Thaker@hypointernational.com

Luxembourg location
Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
info@pbi.lu

Madrid location
Hypo Real Estate Capital Iberia S.L.
Paseo de Recoletos, 3–4°
28004 Madrid
Spain
Telephone +34 91 59 50-420
Fax +34 91 53 29-748
Contact: Markus Beran
Markus.Beran@hypointernational.com

Milan location
Hypo Real Estate Capital Italia S.p.A.
C.so Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Jobst Lehmann
Jobst.Lehmann@hypointernational.com

Munich location
Hypo Real Estate Bank International
Germany/CEE branch
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Christoph Donner
Christoph.Donner@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Robert Dowling,
Robert.Dowling@hypointernational.com
Peter Hannigan
Peter.Hannigan@hypointernational.com

Paris location
Hypo Real Estate Capital Fance S.A.
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Michel Koch
Michel.Koch@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Scandinavia branch
Kungsgatan 17
11143 Stockholm
Sweden
Telephone +46 8 53 48 00-70 (switchboard)
Fax +46 8 21 44 17
Contact:
Constantin Graf zu Stolberg
Constantin.Stolberg@hypointernational.com

Tokyo location
Hypo Real Estate Bank International
Representative office Japan
Otemachi 1st Square East Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 32 85-14 40
Fax +81 3 32 85-14 42
Contact:
Dr. Leonard Meyer zu Brickwedde
Leonard.MeyerzuBrickwedde
@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-10 319
Contact: Reiner Barthuber
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Manfred Weil
(loan business), Dr. Robert Grassinger
("Pfandbrief" business)
welcome@wuertt-hyp.de

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 203007-0
Fax +49 89 203007-783
www.hyporealestate.com